SILICON STORAGE TECHNOLOGY, INC.





THINK BEYOND FLASH...

Think SuperFlash®


NANDrive™
NAND Controller

2007 ANNUAL REPORT



A MESSAGE FROM THE PRESIDENT



Dear Fellow Stockholders:

2008 represents for us a new beginning on many fronts. While our memory business continues to be healthy, we believe that a strategy of diversification allows for better growth opportunities for our company and more return for our shareholders. Our investments have been focused on both internally developed products that have innovative features, as well as in companies offering technology and products that enhance our competitive positioning.

2007 was a key year in the execution of that strategy as we began to introduce and bring to market the first products in a series of both non-memory and non-commodity memory products resulting from our investments.

The first product introduced in late 2006 and brought to market in 2007 was the NANDrive, a high-performance, small form-factor solid-state drive. NANDrive contains an integrated ATA Controller and one or more NAND flash die in a multi-chip package and is used as a basic building block of storage for a wide variety of embedded and mobile applications such as GPS devices, mobile Internet devices, set-top boxes, camcorders and portable media players. It is also ideal for many industrial applications such as POS terminals, industrial PCs, medical devices, factory automation equipment and in-cabin automotive electronics. It is currently available in multiple densities up to 8 GByte with higher density 16 GByte and 32 GByte in development.

Our second product, which was announced in March of 2007 and began to offer engineering samples in the third quarter of 2007, was All-in-OneMemory. This is a fully managed memory subsystem that blends the full benefits of NOR, NAND and RAM in a unified architecture, offering very high-density execute-in-place code storage and satisfying the growing data storage needs of embedded applications. All-in-OneMemory enables our customers to support the rapidly increasing demand for multimedia-rich functions in next-generation mobile consumer electronics and opens up segments of the cell phone market in which we previously have not participated.

Also being received positively in the market is our FlashMate technology, jointly developed with Insyde Software. This technology combines SST's expertise in NAND flash controllers and memory subsystem design with Insyde Software's expertise in PC BIOS, system software and power management to create a complete application subsystem enabling notebook PC users to operate their laptops in a manner that will revolutionize their portable computing experience. FlashMate goes beyond hybrid-drive functionality and lets users instantly access hard-disk data, transfer files and run applications even while the notebook's CPU is off. With more than 100 million notebooks sold each year, the potential for this product is enormous, given that the ASP is likely to be significantly higher than our current memory business.

Our fourth new product family, announced last April and sampling now is the MelodyWing SP wireless audio solution. This product offers uncompressed, wire-equivalent, pop-free audio for use in both home theater surround sound and multi-room audio applications. MelodyWing is the industry's only dual-band audio solution available today, meaning the product is impervious to interference from other co-located wireless equipment. At the recent Consumer Electronics Show in Las Vegas, our MelodyWing wireless solution was demonstrated in various home theater configurations and was very well received by our potential customers.

We are very excited about the potential for all of these products, as well as the potential for a variety of additional non-memory and non-commodity memory products that we expect to introduce over the coming year. Our strategy is to continue working closely with our customers to design and deliver semiconductor platforms that address system-level concerns. Our NANDrive, MelodyWing and All-in-OneMemory products are gaining good traction in the market, and our innovative FlashMate technology is attracting interest from leading PC OEMs.

In the meantime, our core memory business remains robust. For the past 10 years, an increasing number of electronic products have been designed around microprocessors and microcontrollers. Virtually all of these products incorporate some low-density NOR flash memory for code storage. In some cases, the code size for each product is also increasing as consumers demand more features and functionality. Further, as the definition of low-density continues to expand into 16-, 32- and 64-Mbit densities, the addressable market for our products grows steadily. This creates an opportunity for SST and gives strong evidence that our core business will benefit from a growing market. We are continually driving towards these increasing densities and smaller geometries through the advantages of our SuperFlash technology. This allows us to maximize the market for our products while offering the most competitive pricing in the low-density arena. Today, the sweet-spot for low-density NOR is between a few Megabits up to 16 Mbits. We address this market very effectively with the most feature-rich, cost-effective products on the market. This allows us to support a very broad range of applications. For applications requiring smaller memory, we offer embedded SuperFlash technology through licensing agreements.

Our licensing business continues to trend up on a year-to-year basis, especially the royalty portion of our licensing revenue. At this time, all our licensed technology nodes, except for 0.5 micron, are showing strong year-to-year growth in royalty revenue. To date, our licensees have cumulatively shipped nearly six billion units of products incorporating SuperFlash technology. We expect our licensing revenue to continue to grow, as we continue to work closely with these licensees to provide technical support in both process technology and flash IP designs. We will continue to advance and enhance our technology for our own NOR component business as well as to attract new licensees for future geometries.

In closing, I would like to extend my gratitude and appreciation to all of our employees, whose hard work and dedication allowed SST to achieve many important goals in 2007. As we move into 2008, we are very excited about the strong foundation we have built. We continue to be encouraged by favorable technology trends that are driving the need for flash memory in an increasing number and variety of devices, as well as driving the demand for the high-performance, low-power and small package size advantages of our SuperFlash technology. Further, we are excited to see the fruition of several years of investment and development in our non-memory and non-commodity memory products. We believe that they will have a significant and positive impact on our business for years to come.

Sincerely,



Bing Yeh
President and CEO


RECD S.E.C.
1086

SILICON STORAGE TECHNOLOGY, INC.
1171 Sonora Court
Sunnyvale, California 94086

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 27, 2008

TO THE SHAREHOLDERS OF SILICON STORAGE TECHNOLOGY, INC.:

Notice Is Hereby Given that the 2008 Annual Meeting of Shareholders of Silicon Storage Technology, Inc., a California corporation, will be held on Friday, June 27, 2008 at 3:00 p.m., Pacific Time, at our offices located at 1020 Kifer Road, Sunnyvale, California 94086 for the following purposes:

1. To elect six directors to serve for the ensuing year and until their successors are elected.
2. To approve the 2008 Equity Incentive Plan.
3. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2008.
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 29, 2008, as the record date for the determination of shareholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors

JAMES B. BOYD
Chief Financial Officer and
Senior Vice President of Finance

Sunnyvale, California
May 29, 2008

ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. SHARES MAY ALSO BE VOTED ELECTRONICALLY VIA THE INTERNET OR BY TELEPHONE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

SILICON STORAGE TECHNOLOGY, INC.
1171 Sonora Court
Sunnyvale, California 94086

PROXY STATEMENT
FOR 2008 ANNUAL MEETING OF SHAREHOLDERS

June 27, 2008

INFORMATION CONCERNING SOLICITATION AND VOTING

Why am I receiving these materials?

The enclosed proxy is solicited on behalf of the Board of Directors of Silicon Storage Technology, Inc., a California corporation, or SST, for use at the 2008 Annual Meeting of Shareholders to be held on Friday, June 27, 2008 at 3:00 p.m., Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting.

We intend to mail this proxy statement, accompanying proxy card, and our 2007 Annual Report on Form 10-K on or about June 2, 2008, to all shareholders entitled to vote at the Annual Meeting. If your shares are held in a bank or brokerage account, you may be eligible to vote your proxy electronically. Please refer to the enclosed voting form from your bank or brokerage for instructions.

Where is the Annual Meeting going to be?

The Annual Meeting will be held at our offices located at 1020 Kifer Road, Sunnyvale, California 94086.

Who is paying for this proxy solicitation?

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to shareholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram, or personal solicitation by directors, officers, or other regular employees. No additional compensation will be paid to our directors, officers, or other regular employees for such services.

Who can vote at the Annual Meeting?

Only holders of record of our common stock at the close of business on April 29, 2008 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on April 29, 2008, we had outstanding and entitled to vote 102,204,557 shares of common stock.

How many votes do I have?

Each holder of record of our common stock on such date will be entitled to one vote for each share held on all matters to be voted upon. With respect to the election of directors, shareholders may not exercise cumulative voting rights.

What is the difference between a shareholder of record and a beneficial holder?

Shareholder of Record. You are a shareholder of record if on April 29, 2008 your shares were registered directly in your name with American Stock Transfer & Trust Company, our transfer agent. As of April 29, 2008, we had 453 shareholders of record.

Beneficial Owner. You are considered to be a beneficial owner if on April 29, 2008 your shares were held through a broker or other nominee and not in your name. Being a beneficial owner means that, like most of our shareholders, your shares are held in street name and your broker sends these proxy materials to you. Since you are a beneficial owner, your broker or other nominee is the shareholder of record of your shares. As a beneficial owner, you have the right to direct your broker on how to vote the shares in your account. However, because you are not the shareholder of record, if you would like to vote your shares in person at the Annual Meeting you must obtain a legally valid proxy from your broker prior to the Annual Meeting.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by shareholders present at the meeting or by proxy. All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions, and broker non-votes. Abstentions and broker non-votes are counted towards a quorum but are not counted for any purposes in determining whether a matter is approved, except that abstentions will have the same effect as negative votes with respect to proposals 2 and 3.

How many votes are needed to approve each proposal?

- For Proposal 1 (the election of directors), the nominees receiving the most "For" votes (from the holders of shares present in person or represented by proxy and entitled to vote on the election of directors) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- For Proposal 2 (the approval of the 2008 Equity Incentive Plan), the 2008 Equity Incentive Plan must receive "For" votes from the holders of a majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- For Proposal 3 (the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2008), PricewaterhouseCoopers LLP must receive "For" votes from the holders of a majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

How do I vote?

Shareholders may grant a proxy to vote their shares by means of the telephone or on the Internet. The telephone and Internet voting procedures below are designed to authenticate shareholders' identities, to allow shareholders to grant a proxy to vote their shares and to confirm that shareholders' instructions have been recorded properly. Shareholders granting a proxy to vote via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder.

For Shares Registered in Your Name

Shareholders of record may go to *http://www.proxyvote.com* to vote their shares by means of the Internet. They will be required to provide the company number and control number contained on their proxy cards. The shareholder will then be asked to complete an electronic proxy card. The votes represented by such proxy will be generated on the computer screen, and the shareholder will be prompted to submit or revise them as desired. Shareholders of record may also vote their shares by telephone at 1-800-690-6903.

For Shares Registered in the Name of a Broker or Bank

If your shares are held by your broker as your nominee, you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange, on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. Under the rules and interpretations of the New York Stock Exchange "non-routine" matters are generally those involving a contest or a matter that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals and equity incentive plans. Proposal 2 is a non-routine matter and your broker cannot vote your shares without instruction from you.

A number of brokers and banks are participating in a program provided through Broadridge that offers the means to grant proxies to vote shares by means of the telephone and Internet. If your shares are held in an account with a broker or bank, you may grant a proxy to vote those shares telephonically by calling the telephone number shown on the instruction form received from your broker or bank, or via the Internet at Broadridge's web site at *http://www.proxyvote.com.*

General Information for All Shares Voted via the Internet or by Telephone

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on June 26, 2008. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting. If you are a shareholder of record and you attend the Annual Meeting we will provide you with a proxy card at the Annual Meeting upon your request. If your shares are held in the name of a broker or a bank and you attend the Annual Meeting and wish to vote at the Annual Meeting you must obtain a valid proxy from your broker or bank to vote.

What does it mean if I receive more than one proxy card?

If you received more than one proxy card, your shares are registered in more than one name or are held in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted. If you would like to modify your instructions so that you receive one proxy card for each account or name, please contact your broker.

Can I change my vote after submitting my proxy?

Yes. You may revoke your proxy at any time before the final vote at the Annual Meeting in any one of the following four ways:

- you may submit another properly completed proxy card with a later date;
- you may send a written notice that you are revoking your proxy to Silicon Storage Technology, Inc., 1171 Sonora Court, Sunnyvale, California 94086, attention: Corporate Secretary;
- you may attend the annual meeting and vote in person; however, attendance at the Annual Meeting will not, by itself, revoke a proxy; or
- you may submit another proxy by telephone or Internet after you have already provided an earlier proxy.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in our Quarterly Report on Form 10-Q for our second quarter ending June 30, 2008, which will be filed with the Securities and Exchange Commission by August 11, 2008.

When are shareholder proposals due for the 2009 Annual Meeting?

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, proposals of shareholders that are intended to be presented at our 2009 Annual Meeting of Shareholders must be received by us not later than January 29, 2009 in order to be included in the Proxy Statement and proxy relating to the 2009 Annual Meeting of Shareholders. Pursuant to our bylaws, shareholders who wish to bring matters or propose nominees for director at our 2009 Annual Meeting of Shareholders must provide specified information to us between January 28, 2009 and February 27, 2009. Shareholders are also advised to review our bylaws, which contain additional requirements with respect to advance notice shareholder proposals and director nominations. Proposals and nominations must be submitted to our Corporate Secretary at Silicon Storage Technology, Inc., 1171 Sonora Court, Sunnyvale California 94086.

How can I sign up to access future shareholder communication electronically?

Registered and beneficial shareholders now have the option to receive shareholder material electronically. By signing up for electronic delivery of shareholder material such as the annual report and proxy statement, shareholders will receive electronic notification as soon as the shareholder material becomes available online without having to wait for the material to arrive in the mail. To sign up for electronic delivery of our future annual reports and proxy statements, please visit our web site at *http://www.sst.com/investors/edelivery.xhtml*. Shareholder enrollment will be effective until cancelled. Shareholders may call Silicon Storage Technology, Inc., Investor Relations at (408) 735-9110 for questions about electronic delivery.

What does it mean if multiple members of my household are shareholders but we only received one set of proxy materials?

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

This year, a number of brokers with account holders who are our shareholders will be householding our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your broker, or direct your written request to Investor Relations, via telephone at (408) 735-9110 or facsimile at (408) 735-9036. Shareholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their broker.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors is presently composed of seven members, five of whom are non-employee, independent directors. There are no vacancies. Yasushi Chikagami and Tsuyoshi Taira have informed us that they intend to retire as members of the Board of Directors and will not stand for re-election at the Annual Meeting. Therefore, there are six nominees for election to the Board of Directors, and the size of the Board of Directors will be reduced to six members with no vacancies following the Annual Meeting. Each director to be elected will hold office until the next annual meeting of shareholders and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal. Each nominee listed below, other than Mr. Riley, is currently one of our directors. All of the nominees, except for Messrs. Riley and Yang, were previously elected by our shareholders. Mr. Yang was appointed to the Board of Directors in October 2007 and was a nominee identified by Egon Zehnder International, a third-party recruiting firm. Mr. Riley was nominated to the Board by Riley Investment Partners Master Fund, L.P., with whom we have entered into a settlement agreement. Please see the description of the settlement agreement below under *Settlement Agreement.*

Shares represented by the executed proxies will be voted, if authority to do so is not withheld, for the election of the six nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and we have no reason to believe that any nominee will be unable to serve. It is our policy to invite nominees for directors to attend our annual meetings. All of our directors attended the 2006 Annual Meeting.

The candidates receiving the highest number of affirmative votes of the shares entitled to be voted will be elected to our Board of Directors. Abstentions will have no effect on the vote. The names of the nominees and certain information about them are set forth below:

Name	Age	Position
Bing Yeh	57	Chairman, President and Chief Executive Officer
Yaw Wen Hu	58	Executive Vice President and Chief Operating Officer
Ronald D. Chwang	60	Director
Terry M. Nickerson	68	Director
Bryant R. Riley	41	Director
Edward Yao-Wu Yang	59	Director

Bing Yeh, one of our co-founders, has served as our President and Chief Executive Officer and has been a member of our Board of Directors since our inception in 1989. In April 2004, he was appointed Chairman of the Board of Directors. Prior to that, Mr. Yeh served as a senior research and development manager of Xicor, Inc., a nonvolatile memory semiconductor company. From 1981 to 1984, Mr. Yeh held program manager and other positions at Honeywell Inc. From 1979 to 1981, Mr. Yeh was a senior development engineer of EEPROM technology of Intel Corporation. He was a Ph.D. candidate in Applied Physics and earned an Engineer Degree in Electrical Engineering from Stanford University. Mr. Yeh holds an M.S. and a B.S. in Physics from National Taiwan University.

Yaw Wen Hu, Ph.D., joined us in July 1993 as Vice President, Technology Development. In August 1999, he became Vice President, Operations and Process Development. In January 2000, he was promoted to Senior Vice President, Operations and Process Development. In April 2004, he was promoted to Executive Vice President and Chief Operating Officer. Dr. Hu has been a member of our Board of Directors since September 1995. From 1990 to 1993, Dr. Hu served as deputy general manager of technology development of Vitelic Taiwan Corporation. From 1988 to 1990, he served as FAB engineering manager of Integrated Device

Technology, Inc. From 1985 to 1988, he was the director of technology development at Vitelic Corporation. From 1978 to 1985, he worked as a senior staff engineer in Intel Corporation's Technology Development Group. Dr. Hu holds a B.S. in Physics from National Taiwan University and an M.S. in Computer Engineering and a Ph.D. in Applied Physics from Stanford University.

Ronald D. Chwang, Ph.D., has been a member of our Board of Directors since June 1997. Since 1997, Dr. Chwang has been the Chairman and President of iD Ventures America, a venture capital management company (formerly known as Acer Technology Ventures) under the iD SoftCapital Group. Dr. Chwang also serves on the Board of Directors of iRobot Corporation. From 1986 to 1997, Dr. Chwang was with various Acer entities, serving in executive positions in leading business units engaged in ASIC products, computer peripherals, and enterprise server systems. From 1992 to 1997, he was President and Chief Executive Officer of Acer America Corporation. Before joining the Acer entities, Dr. Chwang worked in development and management positions at Intel and Bell Northern Research. Dr. Chwang holds a B.Eng. (with honors) in Electrical Engineering from McGill University in Montreal, Canada and a Ph.D. in Electrical Engineering from the University of Southern California.

Terry M. Nickerson has been a member of our Board of Directors since April 2005. From 2000 to 2005, Mr. Nickerson served as the Senior Vice President of Finance and Chief Financial Officer of ATI Technologies, Inc., a semiconductor manufacturer. From 1988 to 1990, he served as Chief Financial Officer of Northern Telecom Ltd. While with Northern Telecom, he was also President of Northern Telecom Electronics, a subsidiary responsible for Northern Telecom's ASIC and Printed Circuit Board manufacturing. Mr. Nickerson spent over 18 years at IBM primarily in Finance and Planning roles. He was also General Manager of the IBM plant in Don Mills, Ontario, which later became Celestica Inc. While with both IBM and Northern Telecom, he served on international assignments covering Asia, Europe, and Latin America. Mr. Nickerson is also a director of Miranda Technologies Inc. and Tundra Semiconductor Corporation. Mr. Nickerson holds a B.Sc. in Metallurgy Engineering from Queen's University and an M.B.A. from Harvard University.

Bryant R. Riley has been the Managing Member and founder of Riley Investment Management LLC and founder and Chairman of B. Riley & Co., LLC, a Southern California-based brokerage and investment banking firm providing research and trading ideas primarily to institutional investors since 1997. Riley Investment Management LLC is an investment adviser, which provides investment management services, and is the general partner of Riley Investment Partners Master Fund, L.P. Mr. Riley is also a director of Aldila, Inc., Alliance Semiconductor Corporation, DDi Corp., and Kitty Hawk, Inc. Mr. Riley holds a B.S. in Finance from Lehigh University.

Edward Yao-Wu Yang has been a member of our Board of Directors since October 2007. From 1998 to 2005, Mr. Yang served as Vice President and Chief Technology Officer of the Personal Systems Group of the Hewlett-Packard Company, a hardware and software technology company. From 1995 to 1998, Mr. Yang served as Group R&D Manager for the Personal Systems Group of the Hewlett-Packard Company. Mr. Yang holds a B.S. in Electrical Engineering from the National Cheng-Kung University (Taiwan) and an M.S. in Electrical Engineering from Oregon State University.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

Independence of the Board of Directors

As required under NASDAQ listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our Board of Directors consults with our outside legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent NASDAQ listing standards, as in effect time to time.

Consistent with these considerations, after review of all transactions or relationships between each director, or any of his family members, and SST, our senior management and our independent registered public accounting firm, the Board has affirmatively determined that all of our directors are independent directors within the meaning of the applicable NASDAQ listing standards, except for Mr. Yeh, our President, Chief Executive Officer and Chairman of the Board, and Dr. Hu, our Executive Vice President and Chief Operating Officer. In making this determination, the Board found that none of these directors had a material disqualifying relationship with us.

Corporate Governance Policies

In April 2004, our Board of Directors documented the governance practices followed by us by adopting Corporate Governance Policies to assure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The policies are also intended to align the interests of directors and management with those of our shareholders. The Corporate Governance Policies set forth the practices the Board will follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Policies were adopted by the Board to, among other things, reflect changes to the NASDAQ listing standards and Securities and Exchange Commission rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. The Corporate Governance Policies, as well as the charters for each committee of the Board, may be viewed at *http://www.sst.com*. The contents of our website are not part of this proxy statement.

Meeting Information

The Board of Directors met five times during 2007. All directors attended at least 75% of the aggregate of the meetings of the Board of Directors, and all directors attended at least 75% of the aggregate of the meetings of the committees on which they served, held during the period for which they were a director or committee member, respectively. In 2007, our independent directors other than Mr. Chikagami met in executive session during the meetings of the Audit Committee.

The following table provides membership and meeting information for 2007 for each of these Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance
Bing Yeh	—	—	—
Yaw Wen Hu	—	—	—
Yasushi Chikagami	—	X	X
Ronald D. Chwang(1)	X	X	X*
Terry M. Nickerson	X*	X	X
Tsuyoshi Taira	X	X*	X
Edward Yao-Wu Yang(2)	—	X*	—
Total meetings in 2007	4	6	2

* Chairperson

(1) Dr. Chwang is our lead independent director.

(2) Mr. Yang was appointed to the Board of Directors effective October 16, 2007 and assumed chairmanship of the Compensation Committee in the fourth quarter of 2007.

Committee Information

Below is a description of each committee of the Board of Directors. Each committee has the authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to SST.

Audit Committee

The Audit Committee of the Board of Directors oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions:

- evaluates the performance and assesses the qualifications of the independent registered public accounting firm;
- determines and approves the engagement of the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
- monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law;
- confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting;
- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- reviews the financial statements to be included in our Annual Report on Form 10-K; and
- discusses with management and the independent registered public accounting firm the results of the annual audit and the results of their review of our quarterly financial statements.

Three directors currently comprise the Audit Committee: Messrs. Taira and Nickerson and Dr. Chwang. Mr. Yang will replace Mr. Taira on the Audit Committee immediately following the Annual Meeting.

The Board of Directors annually reviews the NASDAQ listing standards definition of independence for Audit Committee members and has determined that all members of our Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the NASDAQ listing standards). The Board of Directors has further determined that Mr. Nickerson qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Nickerson's level of knowledge and experience based on a number of factors, including his formal education and experience as Chief Financial Officer of both Northern Telecom Ltd. and ATI Technologies Inc.

Compensation Committee

The Compensation Committee of the Board of Directors:

- reviews and approves the overall compensation strategy and policies for SST;
- reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management;
- determines the compensation and other terms of employment of our Chief Executive Officer;
- reviews and approves the compensation and other terms of employment of the other executive officers and senior management; and
- administers our stock option and employee stock purchase plans, bonus plans, and similar programs.

Five directors currently comprise the Compensation Committee: Messrs. Taira, Chikagami, Nickerson and Yang and Dr. Chwang. All members are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). Mr. Riley will join the Compensation Committee upon election to the Board of Directors.

We also have a Non-Officer Stock Award Committee that grants stock awards pursuant to the 1995 Equity Incentive Plan to employees who are not executive officers. The grants must be in accordance with guidelines adopted by the Compensation Committee. Except as approved by the Compensation Committee, the grants must not exceed 36,000 shares to any individual. This committee has one member: Mr. Yeh, who is our President and Chief Executive Officer.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors:

- identifies, reviews and evaluates candidates to serve as directors of the company (consistent with criteria approved by the Board);
- reviews and evaluates incumbent directors;
- recommends candidates to the Board for election to the Board;
- makes recommendations to the Board regarding membership on committees of the Board;
- assesses the performance of the Board; and
- reviews and assesses our corporate governance principles.

During 2007, four directors comprised the Nominating and Corporate Governance Committee: Messrs. Taira, Chikagami and Nickerson and Dr. Chwang. All members are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). Mr. Riley will join the Nominating and Corporate Governance Committee upon election to the Board of Directors and Mr. Yang will also join the Nominating and Corporate Governance Committee following the Annual Meeting.

Nominating Criteria and Procedures

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of SST, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our shareholders. However, the Nominating and

Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of SST and the long-term interests of shareholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and SST, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to SST during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. During 2007, the Nominating and Corporate Governance Committee engaged Egon Zehnder International, a third-party recruiting firm, to assist it in the process of identifying and evaluating new director candidates. Egon Zehnder International identified Mr. Yang as a potential director candidate.

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a shareholder or not. Shareholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at the following address: 1171 Sonora Court, Sunnyvale, California 94086, attention: Nominating and Corporate Governance Committee, generally at least 120 days prior to the anniversary date of the last annual meeting of shareholders; however, please see *Information Concerning Solicitation and Voting—When are shareholder proposals due for the 2009 Annual Meeting*. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating shareholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. On April 11, 2008, Riley Investment Partners Master Fund, L.P. delivered to us a "Notice of Intention to Nominate Persons for Election as Directors", or the Nomination Letter, and on April 10, 2008, entities and persons affiliated with Riley Investment Management LLC, collectively, the Riley Group, filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission announcing its intent to solicit proxies for the election of its own opposition slate of nominees for election to the Board of Directors at the 2008 annual meeting of shareholders. Other than such notice, to date, the Nominating and Corporate Governance Committee has not received a timely director nominee from a shareholder or shareholders holding more than 5% of our voting stock.

Settlement Agreement

In May 2008, we entered into a settlement agreement with the Riley Group. Pursuant to the settlement agreement, we agreed to nominate Mr. Riley to our Board of Directors and to appoint him to the Compensation Committee and Nominating and Corporate Governance Committee. The Riley Group agreed to withdraw the Nomination Letter thereby terminating the opposition proxy solicitation and to vote in favor of management's slate of nominees for election to the Board of Directors at the Annual Meeting and all future annual meetings; *provided*, such slates include Mr. Riley or the Riley Group's designated nominee. The Riley Group also agreed to vote in favor of the proposals submitted by the Board of Directors at the Annual Meeting and all further annual meetings so long as the slate includes Mr. Riley or the Riley Group's designated nominee and he has consented to be on such slate; *provided*, Mr. Riley or the Riley Group's designated nominee has voted in favor of such proposal as a member of the Board. The Riley Group has also agreed to abide by certain standstill provisions until at least June 30, 2009 and continuously thereafter; *provided*, that Mr. Riley or such alternative nominee continues to serve on our Board of Directors.

Under the standstill provisions, subject to specified exceptions, the Riley Group and their affiliates cannot, without the prior written consent of the Board, among other items:

- effect or seek to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings), offer or propose to effect, or cause or participate in, or in any way knowingly assist or facilitate any other person to effect or seek, offer or propose to effect any (x) tender offer or exchange offer, merger, acquisition or other business combination involving Silicon Storage Technology or any of our subsidiaries; (y) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of Silicon Storage Technology or any of our subsidiaries or (z) any form of restructuring, recapitalization or similar transaction with respect to Silicon Storage Technology or any of our subsidiaries;
- acquire, offer or propose to acquire any voting securities (or beneficial ownership thereof), or rights or options to acquire any of our voting securities (or beneficial ownership thereof) if after any such case, immediately after the taking of such action the Riley Group, together with its respective affiliates, would in the aggregate, beneficially own more that 9.9% of the then outstanding common stock;
- engage in any solicitation of proxies or consents to vote any of our voting securities in opposition to the recommendation of the Board with respect to any matter, including the election of directors;
- otherwise act, alone or in concert with others, to seek to control the Board or initiate or take any action to obtain representation on the Board, or seek the removal of any director from the Board, except as permitted expressly by the Settlement Agreement; or
- propose any matter for submission to a vote of our shareholders.

We also agreed to use our reasonable best efforts to identify and appoint an additional member to the Board of Directors. We have engaged Egon Zehnder International to assist us in identifying such additional member. We have agreed with the Riley Group that the unanimous recommendation of the Nominating and Corporate Governance Committee will be required before the Board will appoint such director.

Shareholder Communications with the Board of Directors

The Board of Directors has adopted a formal process by which shareholders may communicate with the Board of Directors or any of its directors. Shareholders who wish to communicate with the Board of Directors may do so by sending written communications addressed to our Corporate Secretary at 1171 Sonora Court, Sunnyvale, California 94086. All communications will be compiled by our Corporate Secretary and submitted to the Board of Directors or the individual directors on a periodic basis. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

Code of Conduct

We have adopted the Silicon Storage Technology, Inc. Code of Conduct that applies to all of our officers, directors and employees. The Code of Conduct is available on our website at *http://www.sst.com*. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code of Conduct to any of our executive officers or directors, we will promptly disclose the nature of the amendment or waiver on our website.

Compensation of Directors

In April 2005, our Board of Directors, upon the recommendation of the Compensation Committee, approved the Non-Employee Director Cash Retainer Program, or the Director Retainer Program. Pursuant to the Director Retainer Program, our non-employee directors are entitled to receive between $20,000 and $30,000 annually and $800 and $1,500 per meeting, based on their position on the Board of Directors, in connection with their attendance of board and committee meetings. In addition, they are reimbursed for certain travel-related expenses in connection with attendance at Board and committee meetings in accordance with our policy. Members of our Board of Directors who are also employees of SST do not receive any cash compensation for their services as members of our Board of Directors.

Each of our non-employee directors receives stock option grants under our 1995 Non-Employee Directors' Stock Option Plan, or the Directors' Plan. The Directors' Plan has an indefinite life and will terminate once all shares reserved for issuance under the Directors' Plan have been issued. Pursuant to the Directors' Plan, upon each non-employee director's initial election or appointment to the Board, such new non-employee director receives an initial stock option grant for 45,000 shares of common stock. Pursuant to the Directors' Plan, each initial stock option grant vests as to 25% of the shares subject to the grant on the yearly anniversary of the grant date. Prior to April 2005, each such initial stock option was fully vested and exercisable upon grant. In addition, pursuant to the Directors' Plan, each non-employee director annually receives a fully vested annual stock option grant for 12,000 shares of common stock on the date of our annual meeting. Stock option grants under the Directors' Plan have a 10 year life.

The following table shows certain information with respect to the compensation of all non-employee directors for the year ended December 31, 2007.

Director Compensation for 2007

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	Total ($)
Yasushi Chikagami	$25,600	$ —	$25,600
Ronald D. Chwang	33,800	—	33,800
Terry M. Nickerson	58,400	16,063	74,463
Tsuyoshi Taira	32,520	—	32,520
Edward Yao-Wu Yang	6,000	9,987	15,987

(1) Reflects retainer fees, meeting fees and committee chair fees and includes $20,000 in fees paid to Mr. Nickerson for leading the independent review of our historical stock option grant practices.

(2) The dollar amount in this column represent the cost for 2007 of stock option awards granted prior to 2007. In 2007, due to the restatement of our historical financial statements and the inability to hold an annual meeting, our non-employee directors did not receive an annual grant of 12,000 shares under the Directors' Plan. Each non-employee director other than Mr. Yang, received such stock option grant for 12,000 shares in May 2008. The assumptions made in the valuation of options are discussed in footnote 8, "Stock-based Compensation" to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007. Each stock option was granted with an exercise price equal to the closing price of our common stock for the trading session ending immediately prior to the time of grant, as reported on the NASDAQ Global Market.

(3) As of December 31, 2007, (a) Mr. Taira held stock options to purchase 116,570 shares of common stock; (b) Mr. Chikagami held stock options to purchase 96,000 shares of common stock; (c) Dr. Chwang held stock options to purchase 78,000 shares of common stock; (d) Mr. Nickerson held stock options to purchase 58,512 shares of common stock; and (e) Mr. Yang held a stock option to purchase 45,000 shares of common stock.

PROPOSAL 2

APPROVAL OF 2008 EQUITY INCENTIVE PLAN

We are asking our shareholders to approve our 2008 Equity Incentive Plan, or the 2008 Plan, at the annual meeting. On April 25, 2008, the Board approved the 2008 Plan, subject to shareholder approval. The 2008 Plan is the successor to and continuation of our 1995 Equity Incentive Plan, or the Prior Plan. The Prior Plan was originally adopted by the Board on October 3, 1995 and was subsequently originally approved by the shareholders in November 1995. If this Proposal 2 is approved by our shareholders, no additional stock awards will be granted under the Prior Plan. All outstanding stock awards granted under the Prior Plan will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the Prior Plan.

When our shareholders approve the 2008 Plan, we will be able to issue the sum of:

- 5,000,000 shares; plus
- the additional number of shares that are subject to outstanding stock awards under the Prior Plan as of June 27, 2008 that may become available for grant under the 2008 Plan if they expire or terminate for any reason prior to exercise or settlement under the Prior Plan.

On May 7, 2008, options to purchase approximately 9,023,299 shares were outstanding under the Prior Plan and we had approximately 4,464,720 shares available for issuance, and not subject to awards outstanding. This means we are asking for approval of only 535,280 new shares over the number of shares we would have available for grant under the Prior Plan if the 2008 Plan is not approved. After carefully forecasting our anticipated growth rate for the next few years, we believe that the total of 5,000,000 shares will be sufficient for at least two years' worth of equity grants under our current compensation program. We anticipate returning to shareholders for additional shares in 2010.

Why You Should Vote for the 2008 Plan

Stock Options Are an Important Part of Our Compensation Philosophy

The 2008 Plan is critical to our ongoing effort to build shareholder value. As discussed in the section entitled *Compensation Discussion and Analysis*, equity incentive awards are central to our compensation program. Our Compensation Committee and Board believe that our ability to grant stock options to new and existing employees has helped us attract, retain, and motivate key talent. Since the potential value of stock options is realized only if our share price increases, this form of compensation provides a strong incentive for employees to work to grow the business and build shareholder value, and is most attractive to employees who share the entrepreneurial sprit that has made our company a success.

The 2008 Plan will also provide us with continued flexibility in designing equity incentives in an environment where a number of companies have moved from traditional option grants to other stock awards, including stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, and performance cash awards. Accordingly, the 2008 Plan will allow us to utilize a broad array of equity incentives in order to secure and retain the services of our employees, consultants and directors, and to provide incentives for such persons to exert maximum efforts for our success.

Our Plans are Expiring

Grants of equity awards to our employees, consultants and executive officers are currently made from our Prior Plan. Grants of equity awards to our directors are currently made from our 1995 Non-Employee Directors' Stock Option Plan, which we call our Directors' Plan. As of May 7, 2008, options to purchase approximately 442,082 shares were outstanding under the Directors' Plan and we had approximately 75,875 shares available for issuance, and not subject to awards outstanding. In April 2009, the Prior Plan will expire and we will not be able to issue equity to our employees, consultants and executive officers unless our shareholders approve a new stock plan. In addition, after the 2008 annual stock option grants are made to the existing non-employee directors, the shares available for grant under the Directors' Plan will not be sufficient to grant Mr. Riley an initial stock option grant for 45,000 shares of common stock. While we could increase cash compensation if we are unable to grant equity incentives, we anticipate that we will have difficultly attracting, retaining, and motivating our employees, consultants, executive officers and directors if we are unable to make equity grants to them. Stock options are a more effective executive compensation vehicle than cash at a growth-oriented, entrepreneurial company because they deliver high potential value with a smaller impact on current income and cash flow. Therefore, we are asking our shareholders to approve the 2008 Plan.

The 2008 Plan Combines Compensation and Governance Best Practices

The 2008 Plan is the successor to and continuation of the Prior Plan. We included provisions in the 2008 Plan that are designed to protect our shareholders' interests and to reflect corporate governance best practices including:

- *Continued broad-based eligibility for equity awards.* We grant stock options to substantially all of our employees. By doing so, we link employee interests with shareholder interests throughout the organization and motivate our employees to act as owners of the business.
- *Shareholder approval is required for additional shares.* The 2008 Plan does not contain an annual "evergreen" provision. The 2008 Plan authorizes a fixed number of shares, so that shareholder approval is required to issue any additional shares.
- *Repricing is not allowed without prior shareholder approval.* The 2008 Plan prohibits the downward repricing of stock options and stock appreciation rights without prior shareholder approval. The Prior Plan did not require prior shareholder approval for repricing and in May 2008 we completed a repricing of stock options outstanding under the Prior Plan through an exchange program filed with the Securities and Exchange Commission on a Schedule TO because we believe it is an effective means of recognizing employee contributions and aligning employee and shareholder interests. Many of our employees held stock options with exercise prices that significantly exceeded the current trading price of our common stock and these options no longer provided the long-term incentive and retention objectives that they were intended to provide. The exchange program was designed to approximate a value for value exchange and our executive officers and members of the Board of Directors did not participate in the exchange program. If the 2008 Plan is approved shareholder approval will be required for any proposed future repricing.
- *Submission of 2008 Plan amendments to shareholders.* The 2008 Plan requires shareholder approval for material amendments to the 2008 Plan, including materially increasing the benefits accrued to participants under the 2008 Plan; materially increasing the number of securities which may be issued under the 2008 Plan; materially expanding the class of individuals eligible to participate in the 2008 Plan; or materially extending the term of the 2008 Plan.

In this Proposal 2, shareholders are requested to approve the 2008 Plan. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve the adoption of the 2008 Plan. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the shareholders and will have the same effect as negative votes. Broker non-votes are counted toward a quorum, but are not counted for any purpose in determining whether this matter has been approved.

The Board of Directors recommends that the shareholders vote FOR the approval of the 2008 Plan.

Description of the 2008 Equity Incentive Plan

The material features of the 2008 Plan are outlined below. This summary is qualified in its entirety by reference to the complete text of the 2008 Plan. Shareholders are urged to read the actual text of the 2008 Plan in its entirety, which is filed with this proxy statement as *Annex A* and is available at *www.sec.gov*.

Background and Purpose

The terms of the 2008 Plan provide for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights, other stock-related awards, and performance awards that may be settled in cash, stock, or other property.

The purpose of the 2008 Plan is to provide a means by which employees, directors, and consultants may be given an opportunity to purchase our common stock to assist us in securing and retaining the services of such persons, to secure and retain the services of persons capable of filling such positions, and to provide incentives for such persons to exert maximum efforts for our success.

Shares Available for Awards

If this Proposal 2 is approved, the total number of shares of our common stock reserved for issuance under the 2008 Plan, or the Share Reserve, will consist of:

- 5,000,000 shares; plus
- the additional number of shares that are subject to any stock awards outstanding under the Prior Plan as of June 27, 2008 that may become available for grant under the 2008 Plan if they expire or terminate for any reason prior to exercise or settlement under the Prior Plan.

On May 7, 2008, following the exchange program described above, options to purchase approximately 9,465,381 shares were outstanding (of which, options to purchase 9,023,299 shares were outstanding under the Prior Plan and options to purchase approximately 442,082 shares were outstanding under the Directors' Plan). No awards other than stock options were outstanding under the Prior Plan or the Directors' Plan. The weighted average exercise price of all options outstanding is approximately $4.61 and the weighted average remaining term of such options is approximately 6.66 years (the weighted average exercise price of all options outstanding under the Prior Plan is approximately $4.44 and the weighted average remaining term of such options is approximately 6.74 years; the weighted average exercise price of all options outstanding under the Directors' Plan is approximately $8.25 and the weighted average remaining term of such options is approximately 4.95 years). A total of 102,204,557 shares of our common stock were outstanding as of April 29, 2008. Except as set forth above, as of May 7, 2008, no other shares were subject to issuance upon the conversion of convertible securities.

Under the 2008 Plan, if a stock award expires or otherwise terminates without having been exercised in full or is settled in cash, such expiration, termination or settlement shall not reduce (or otherwise offset) the number of shares of the common stock that may be issued pursuant to the 2008 Plan. If any shares of common stock issued pursuant to a stock award are forfeited back to us because of the failure to meet a contingency or condition required to vest such shares in the participant, then the shares which are forfeited shall revert to and again become available for issuance under the 2008 Plan. Any shares we reacquire pursuant to our withholding obligations or as consideration for the exercise of an option shall again become available for issuance under the 2008 Plan.

Eligibility

Incentive stock options may be granted under the 2008 Plan only to our employees (including officers) and employees of our affiliates. Our employees (including officers), consultants and directors and the employees (including officers) and consultants of our affiliates are eligible to receive all other types of awards under the 2008 Plan. All of our approximately 725 employees, directors and consultants are eligible to participate in the 2008 Plan.

Administration

The 2008 Plan is administered by our Board of Directors, which may in turn delegate authority to administer the plan to a committee. Our Board of Directors intends to delegate the administration of the 2008 Plan to our Compensation Committee. Subject to the terms of the 2008 Plan, our Compensation Committee will determine recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our Compensation Committee will also determine the exercise price of options granted under the 2008 Plan.

Repricing

The 2008 Plan expressly provides that, without the approval of the shareholders within 12 months prior to such event, the Committee shall not have the authority to reduce the exercise price of any outstanding stock options or stock appreciation rights under the plan, or cancel any outstanding stock options or stock appreciation rights in exchange for cash or new stock awards under the 2008 Plan.

Stock Options

Stock options will be granted pursuant to stock option agreements. Generally, the exercise price for an option cannot be less than 100% of the fair market value of the common stock subject to the option on the date of grant. Options granted under the 2008 Plan will vest at the rate specified in the option agreement. A stock option agreement may provide for early exercise, prior to vesting, subject to our right to repurchase unvested shares in certain circumstances. Unvested shares of our common stock issued in connection with an early exercise may be repurchased by us.

In general, the term of stock options granted under the 2008 Plan may not exceed ten years. Unless the terms of an optionholder's stock option agreement provide for earlier or later termination, if an optionholder's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options for up to 12 months in the event of disability or 18 months in the event of death, after the date the service relationship ends. If an optionholder's service relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionholder may exercise any vested options for up to three months after the date the service relationship ends, unless the terms of the stock option agreement provide for a longer or shorter period to exercise the option. For options granted to non-employee directors we intend to allow each non-employee director to exercise any vested options for up to 12 months after the non-employee director's service relationship with us, or any affiliate of ours, ceases for any reason other than disability or death. In no event may an option be exercised after its expiration date.

Acceptable forms of consideration for the purchase of our common stock issued under the 2008 Plan will be determined by our Compensation Committee and may include cash, common stock previously owned by the optionholder, payment through a broker assisted exercise or a net exercise feature, or other legal consideration approved by our Compensation Committee.

Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution or a domestic relations order. However, to the extent permitted under the terms of the applicable stock option agreement, an optionholder may designate a beneficiary who may exercise the option following the optionholder's death.

Limitations

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options, or ISOs, that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options, or NSOs. The aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of ISOs shall be the Share Reserve. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any affiliate unless the following conditions are satisfied:

- the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and
- the term of any ISO award must not exceed five years from the date of grant.

In addition, no employee may be granted options or stock appreciation rights under the 2008 Plan covering more than 5,000,000 shares of our common stock in any calendar year.

Restricted Stock Awards

Restricted stock awards will be granted pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for the recipient's past or future services performed for us or an affiliate of ours. Shares of our common stock acquired under a restricted stock award may be subject to forfeiture to us in accordance with a vesting schedule to be determined by our Compensation Committee. Rights to acquire shares of our common stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement.

Restricted Stock Unit Awards

Restricted stock unit awards will be granted pursuant to restricted stock unit award agreements. Payment of any purchase price may be made in any legal form acceptable to the Compensation Committee; however, we will settle a payment due to a recipient of a restricted stock unit award by delivery of shares of our common stock, by cash, by a combination of cash and stock as deemed appropriate by our Compensation Committee, or in any other form of consideration determined by our Compensation Committee and set forth in the restricted stock unit award agreement. Dividend equivalents may be credited in respect of shares of our common stock covered by a restricted stock unit award. Restricted stock unit awards may be subject to vesting in accordance with a vesting schedule to be determined by our Compensation Committee. Except as otherwise provided in the applicable restricted stock unit award agreement, restricted stock units that have not vested will be forfeited upon the participant's termination of continuous service for any reason.

Stock Appreciation Rights

Stock appreciation rights will be granted pursuant to stock appreciation rights agreements. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right will be determined by our Compensation Committee or its authorized committee, but shall in no event be less than 100% of the fair market value of the stock subject to the stock appreciation right at the time of grant. Our Compensation Committee may also impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. Stock appreciation rights may be paid in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our Compensation Committee. If a stock appreciation right recipient's relationship with us, or any affiliate of ours, ceases for any reason, the recipient may exercise any vested stock appreciation right up to three months from cessation of service, unless the terms of the stock appreciation right agreement provide that the right may be exercised for a longer or shorter period.

Performance Awards

The 2008 Plan provides for the grant of two types of performance awards: performance stock awards and performance cash awards. Performance awards may be granted, vest or be exercised based upon the attainment during a certain period of time of certain performance goals. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will generally be determined by our Compensation Committee. The maximum amount to be granted to any individual in a calendar year attributable to such performance awards may not exceed 2,000,000 shares of our common stock in the case of performance stock awards, or $3,000,000 in the case of performance cash awards.

Performance goals under the 2008 Plan shall be determined by our Compensation Committee, based on one or more of the following performance criteria:

- earnings per share;
- earnings before interest, taxes and depreciation;
- earnings before interest, taxes, depreciation and amortization;
- total shareholder return;
- return on equity;
- return on assets, investment, or capital employed;
- operating margin;
- gross margin;
- operating income;
- net income (before or after taxes);
- net operating income;
- net operating income after tax;
- pre-tax profit;
- operating cash flow;
- sales or revenue targets;
- increases in revenue or product revenue;
- expenses and cost reduction goals;
- improvement in or attainment of working capital levels;
- economic value added (or an equivalent metric);
- market share;
- cash flow;
- cash flow per share;
- share price performance;
- debt reduction;
- implementation or completion of projects or processes;
- customer satisfaction;
- shareholders' equity; and
- to the extent that an Award is not intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, other measures of performance selected by the Compensation Committee.

Other Stock Awards

Other forms of stock awards valued in whole or in part with reference to our common stock may be granted either alone or in addition to other stock awards under the 2008 Plan. Our Compensation Committee will have sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and all other conditions of such other stock awards. Other forms of stock awards may be subject to vesting in accordance with a vesting schedule to be determined by our Compensation Committee.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure, such as a stock split or stock dividend, the class and number of shares reserved under the 2008 Plan (including share limits) and the class and number of shares and exercise price or strike price, if applicable, of all outstanding stock awards will be appropriately adjusted.

Corporate Transactions

In the event of certain corporate transactions, all outstanding stock awards under the 2008 Plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such awards, the vesting of such stock awards held by persons whose service with us has not terminated generally will be accelerated in full and such stock awards will terminate if and to the extent not exercised at or prior to the effective time of the corporate transaction and our repurchase rights will generally lapse. Additionally, we intend to provide that the vesting of each option held by a non-employee director will be accelerated in full if such individual's service has not terminated at the time of certain change in control transactions.

Plan Amendments

Our Compensation Committee will have the authority to amend or terminate the 2008 Plan. However, in general, no amendment or termination of the plan may adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain shareholder approval of any amendment to the 2008 Plan if required by applicable law.

Plan Termination

Unless sooner terminated by the Board, the 2008 Plan shall automatically terminate on April 24, 2018, the day before the tenth anniversary of the date the 2008 Plan was adopted by the Board.

U.S. Federal Income Tax Consequences

The information set forth below is a summary only and does not purport to be complete. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any recipient may depend on his or her particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The 2008 Plan is not qualified under the provisions of Section 401(a) of the Code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of an NSO where the option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. On exercise, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionee is employed by us or one of our affiliates, that income will be subject to withholding tax. The optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the optionee's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionee.

Incentive Stock Options

The 2008 Plan provides for the grant of stock options that qualify as "incentive stock options," as defined in Section 422 of the Code. Under the Code, an optionee generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the optionee holds a share received on exercise of an ISO for more than two years from the date the option was granted and more than one year from the date the option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the optionee generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee's alternative minimum taxable income for the year in which the option is exercised. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired on exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, subject to Section 162(m) of the Code and provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Stock Appreciation Rights

We may grant under the 2008 Plan stock appreciation rights separate from any other award or in tandem with other awards under the 2008 Plan.

Where the rights are granted with a strike price equal to the fair market value of the underlying stock on the grant date and where the recipient may only receive the appreciation inherent in the stock appreciation rights in shares of our common stock, the recipient will recognize ordinary income equal to the fair market value of the stock received upon such exercise. If the recipient may receive the appreciation inherent in the stock appreciation rights in cash or other property and the stock appreciation right has been structured to conform to the requirements of Section 409A of the Code, then the cash will be taxable as ordinary income to the recipient at the time that the cash is received.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Restricted Stock Units

Generally, the recipient of a stock unit structured to conform to the requirements of Section 409A of the Code or an exception to Section 409A of the Code will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the shares of our common stock received over any amount paid by the recipient in exchange for the shares of our common stock. To conform to the requirements of Section 409A of the Code, the shares of our common stock subject to a stock unit award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change of control. If delivery occurs on another date, unless the stock units otherwise comply with or qualify for an exception to the requirements of Section 409A of the Code, in addition to the tax treatment described above, the recipient will owe an additional 20% tax and interest on any taxes owed.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from stock units, will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Section 162 Limitations

Compensation of persons who are "covered employees" of SST is subject to the tax deduction limits of Section 162(m) of the Code. Awards that qualify as "performance-based compensation" are exempt from Section 162(m), thereby permitting us to claim the full federal tax deduction otherwise allowed for such compensation. The 2008 Plan is intended to enable the Committee to grant awards that will be exempt from the deduction limits of Section 162(m).

New Plan Benefits

2008 Equity Incentive Plan

Name and Position	Number of Units
Bing Yeh *President and Chief Executive Officer*	0
James B. Boyd *Chief Financial Officer and Senior Vice President of Finance*	0
Yaw Wen Hu *Executive Vice President and Chief Operating Officer*	0
Michael S. Briner *Senior Vice President, Application Specific Product Group*	0
Derek J. Best *Senior Vice President, Sales and Marketing*	0
William R. Kinzie *Controller (Interim Chief Financial Officer)*	0
Arthur O. Whipple *Former Vice President, Finance and Chief Financial Officer*	0
Executive Group	0
Non-Executive Director Group	45,000(1)
Non-Executive Officer Employee Group	0

(1) Pursuant to the Directors' Plan, upon each non-employee director's initial election or appointment to the Board, such new non-employee director receives an initial stock option grant for 45,000 shares of common stock and each non-employee director is thereafter eligible to receive an annual stock option grant for 12,000 shares of common stock. After the 2008 annual stock option grants are made to the existing non-employee directors, the shares available for grant under the Directors' Plan will not be sufficient to grant Mr. Riley an initial stock option grant for 45,000 shares of common stock and therefore his initial stock option grant will be made under the 2008 Plan, if this Proposal 2 is approved by our shareholders.

As of the date hereof, no other options or other stock-based awards have been granted on the basis of the approval of the 2008 Plan under this Proposal 2. Accordingly, we cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to eligible participants under the 2008 Plan. During 2007, we granted stock options to purchase 180,000 shares to James B. Boyd, our Chief Financial Officer and Senior Vice President of Finance pursuant to the Prior Plan and 45,000 shares to Edward Yao-Wu Yang, a new member of our Board of Directors pursuant to the Directors' Plan. We did not grant any stock options to any other executive officer or director in 2007. During 2007, we granted stock options to purchase 940,473 shares to our employees. On May 28, 2008, the closing price of our common stock on NASDAQ was $3.15 per share.

The 2008 Plan will become effective if and when this Proposal 2 is approved by our shareholders. The Board of Directors approved the 2008 Plan on April 25, 2008, subject to shareholder approval of the 2008 Plan.

Required Vote and Board of Directors Recommendation

Approval of Proposal 2 requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote at the annual meeting. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as "Against" votes. Broker non-votes will have no effect on the outcome of the vote.

Our Board of Directors believes that approval of Proposal 2 is in SST's best interests and the best interests of our shareholders for the reasons stated above.

OUR BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2008, and the Board of Directors has directed that management submit the selection of independent registered public accounting firm for ratification by the shareholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited our financial statements since 1991. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in their discretion may direct the appointment of different independent registered public accounting firm at any time during the year if they determine that such a change would be in the company's best interests and our shareholders.

Ratification of Proposal 3 requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote at the Annual Meeting. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as "Against" votes. Broker non-votes will have no effect on the outcome of the vote.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 3

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP fees for the years ended December 31, 2006 and 2007 are as follows:

	2006	2007
Audit fees	$4,486,000	$1,429,000
Audit-related fees	—	—
Tax fees	—	94,000
All other fees	—	—
Total	$4,486,000	$1,523,000

Audit Fees: This category includes fees for the audit of our annual financial statements, review of the financial statements included in our quarterly reports on Form 10-Q, services provided in connection with the annual audit of SST's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and statutory audits required by non-U.S. jurisdictions. Audit fees for 2006 include approximately $3.0 million of fees relating to the restatement of our historical financial statements as a result of the findings of the review of our historical stock option grant process as disclosed in our Annual Report on Form 10-K for the year ended December 31, 2006.

Audit-Related Fees: This category consists of assurance and related services by PricewaterhouseCoopers LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees."

Tax Fees: This category consists of professional services rendered by PricewaterhouseCoopers LLP for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All of the fees for 2006 and 2007 described above were pre-approved by the Audit Committee. The Audit Committee has determined the rendering of non-audit services by PricewaterhouseCoopers LLP is compatible with maintaining their independence.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and non-audit services and has delegated authority to pre-approve all audit and permissible non-audit services provided by PricewaterhouseCoopers LLP to Mr. Nickerson. The Audit Committee is to be informed of such pre-approved services at a meeting of the Audit Committee following such pre-approval. PricewaterhouseCoopers LLP periodically reports to the Audit Committee regarding the extent of the services provided by PricewaterhouseCoopers LLP in accordance with this pre-approval, and the fees for the services performed to date.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS(1)

The Audit Committee oversees SST's financial reporting process on behalf of the Board of Directors and is responsible for providing independent, objective oversight of SST's accounting functions and internal controls. Management has the primary responsibility for the financial statements and the reporting process including the system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements contained in the 2007 Annual Report on Form 10-K with SST's management.

The Audit Committee met with PricewaterhouseCoopers LLP, SST's independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, and reviewed and discussed the audited financial statements and other issues deemed significant by PricewaterhouseCoopers LLP, including those required by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Section 380), as amended. In addition, the Audit Committee discussed with PricewaterhouseCoopers LLP their independence from management and SST, including the matters in the written disclosures required by the Independence Standards Board Standard and considered the compatibility of any non-audit services with PricewaterhouseCoopers LLP's independence. The Audit Committee met with PricewaterhouseCoopers LLP, with and without management present, to discuss the results of their examination, their evaluation of SST's internal controls and the overall quality of SST's financial reporting. In addition, the Audit Committee met with PricewaterhouseCoopers LLP on a quarterly basis to discuss their review in accordance with Statement on Auditing Standards No. 100 of SST's quarterly unaudited financial statements included in SST's Quarterly Reports on Form 10-Q.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the Securities and Exchange Commission. The Audit Committee selected, subject to shareholder ratification, PricewaterhouseCoopers LLP as SST's independent registered public accounting firm for the year ending December 31, 2008.

Audit Committee

Terry M. Nickerson (Chairman)
Ronald D. Chwang
Tsuyoshi Taira

---

(1) The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the Commission and is not deemed to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act, other than our Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, expect to the extent specifically incorporated by referenced therein.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of May 1, 2008 by:

- each of the named executive officers listed in the Summary Compensation Table;
- each director and nominee for director;
- all of our officers and directors as a group; and
- all those known by us to be beneficial owners of more than five percent of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The table below is based upon information provided to us by our executive officers and directors and upon information about principal shareholders known to us based on Schedules 13G and 13D filed with the SEC. Unless otherwise indicated in the relevant footnote to this table and subject to community property laws where applicable, we believe that each of the shareholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership also includes shares of common stock subject to options that are currently exercisable or exercisable within 60 days of May 1, 2008. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Percentage of ownership is based on 102,204,557 shares of common stock outstanding on May 1, 2008. Unless otherwise indicated, the address of each of the individuals named below is: c/o Silicon Storage Technology, Inc., 1171 Sonora Court, Sunnyvale, California 94086.

	Beneficial Ownership		
Name	Shares Issuable Pursuant to Options Exercisable Within 60 Days of May 1, 2008	Number of Shares (Including Number Shown in First Column)	Percentage of Total
Officers and Directors			
Bing Yeh(1)	54,583	10,762,583	10.5%
James B. Boyd	45,000	45,000	*
Yaw Wen Hu(2)	438,373	1,371,471	1.3%
Michael S. Briner(3)	173,684	820,986	*
Derek J. Best	155,716	156,072	*
William R. Kinzie	18,750	18,750	*
Arthur O. Whipple(4)	—	2,000	*
Tsuyoshi Taira	116,570	116,570	*
Yasushi Chikagami	96,000	96,000	*
Ronald D. Chwang	78,000	239,613	*
Terry M. Nickerson	47,262	47,262	*
Bryant R. Riley(5)	—	5,761,748	5.6%
Edward Yao-Wu Yang	—	—	*
All officers, directors and the nominee as a group (15 persons)	1,539,465	20,122,960	19.4%
5% Shareholders			
Dimensional Fund Advisors LP(6)	—	8,600,268	8.4%
Entities affiliated with Riley Investment Management LLC(5)	—	5,761,748	5.6%

* Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1) Includes (1) 3,038,163 shares held by the Yeh Family Trust U/D/T dated August 14, 1995, of which Mr. Yeh and his wife are trustees, (2) 7,579,837 shares held by Golden Eagle Capital L.P. of which Mr. Yeh and his wife are general partners and (3) 90,000 shares held in an IRA account in the name of Bing Yeh. Mr. Yeh disclaims beneficial ownership of the shares held by Golden Eagle Capital L.P. except to the extent of his pecuniary interest therein.

(2) Includes 30,000 shares held by Dr. Hu's children.

(3) Includes 24,000 shares and 14,000 shares held by Tammy Briner, custodian of Jeffrey Daniel Briner and Katherine M. Briner under the Uniform TRFS to Minors Act/CA, respectively.

(4) Mr. Whipple resigned as Vice President, Finance, Chief Financial Officer and Secretary effective February 9, 2007.

(5) This information is based on a Schedule 13D dated May 23, 2008 and filed with the SEC on May 23, 2008 by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, B. Riley & Co. Retirement Trust, B. Riley and Co., LLC, and Bryant R. Riley. Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.'s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 594,526 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 759,674 shares held in managed accounts by its investment advisory clients. Riley Investment Management LLC has shared voting and dispositive power over 4,140,550 shares of Common Stock held in accounts of its investment advisory clients, 3,630,674 of which are held in accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Includes 50,000 shares held by the B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee. Includes 63,786 shares held by B. Riley & Co., LLC over which Mr. Riley has sole voting and dispositive power. B. Riley & Co., LLC has shared voting and dispositive power over 655,088 shares of Common Stock held by a managed account, with which it is indirectly affiliated. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC. Includes 8,000 shares held by Mr. Riley's children. The address of the entities affiliated with Riley Investment Management Fund LLC and Mr. Riley is 11100 Santa Monica Boulevard, Suite 810, Los Angeles, CA 90025.

(6) This information is based on a report on Schedule 13G dated December 31, 2007 and filed with the SEC on February 6, 2008. Dimensional Fund Advisors LP is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts, or the Funds. In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the shares that are owned by the Funds, and may be deemed to be the beneficial owner of such shares. However, Dimensional disclaims beneficial ownership of such shares. The address of Dimensional Fund Advisors is 1299 Ocean Avenue, Santa Monica, CA 904041.

COMPLIANCE WITH THE REPORTING REQUIREMENTS OF SECTION 16(A)

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of such reports furnished to us, during the year ended December 31, 2007, our executive officers, directors and greater than ten percent shareholders complied with all applicable Section 16(a) filing requirements.

COMPENSATION DISCUSSION AND ANALYSIS

The primary goals of the Compensation Committee of our Board of Directors with respect to executive compensation are to attract and retain the most talented and dedicated executives possible and to align executives' incentives with shareholder value creation by implementing a cash incentive program designed to reward the achievement of corporate and individual objectives that promote growth in our business and, to a lesser extent historically, equity compensation. To achieve these goals, our Compensation Committee recommends executive compensation packages to our Board of Directors that are generally based on a mix of salary, cash incentive payments and equity awards. In addition, the Compensation Committee has the ability at any time to modify our compensation programs in response to market conditions. Our Compensation Committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation. We believe that performance and equity-based compensation are important components of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives.

Our compensation philosophy is designed to help us attract talented individuals to manage and operate all aspects of our business, to reward these individuals fairly, and to retain those individuals who continue to meet our high expectations and support the achievement of our business objectives. In this regard, during 2007, our compensation program was designed to:

- reward employees and executives for our overall performance and for the achievement of departmental and individual goals and responsibilities;
- attract and retain talented individuals who are capable of leading us in achieving our business objectives in an industry characterized by competitiveness, growth and a challenging business environment; and
- provide a balanced focus on near term and long term results.

The objectives of our compensation program are to:

- align compensation with our business objectives and individual performance;
- motivate and reward high levels of performance;
- recognize and reward the achievement of team and individual goals; and
- enable us to attract, retain and reward officers who contribute to our long-term success.

Our officer compensation philosophy is to tie a significant portion of our compensation to our performance and attainment of team and individual goals and objectives by our officers and is based on the following:

- The Compensation Committee regularly compares our officer compensation practices with those of other companies in the semiconductor industry and other technology-related industries and sets our compensation guidelines based on this review. Our base annual salaries for our officers are on average slightly below the 50th percentile of those paid to officers of companies with comparable revenue targets in the semiconductor and technology industries. The Compensation Committee seeks, however, to provide our officers with opportunities for higher compensation through cash bonuses and stock options which, when we are profitable, places total compensation in the 50th percentile of comparable companies. Due to our recent non-profitability and stock performance, on average our executive compensation is generally below the 50th percentile of comparable companies. Prior to 2007, we did not have any formal short-term incentive plan or targets.
- The Compensation Committee believes that an officer compensation program that ties our cash incentive program to performance and achievement of our stated goals serves both as an influential motivator to its officers and as an effective instrument for aligning their interests with those of our shareholders.

- The Compensation Committee also believes that a substantial portion of the compensation of our officers should be linked to the success of our common stock in the marketplace. The linkage is achieved through our stock option program, which also serves to more fully align the interests of management with those of our shareholders.

Annual compensation for our executive officers consists of three principal elements: salary, cash bonus and stock options.

The Compensation Committee sets the base annual salary and levels of compensation for executive officers by reviewing compensation for comparable positions in the market and the historical compensation levels of our officers. Currently, the base annual salaries of our officers are at levels which the Compensation Committee believes are generally at or below the market median of those of officers of companies with which we compare ourselves. The Compensation Committee members participate in the deliberations of the annual salaries for all officers. Increases in annual salaries are based on a review and evaluation of officer salary levels and the demonstrated capabilities of the officers in managing the key aspects of a fabless semiconductor company, including:

- corporate partnering, patent strategy and technology collaborations;
- research and development;
- market development and market penetration;
- financial matters, including attracting capital and financial planning; and
- human resources.

Role of Our Compensation Committee

Our Compensation Committee approves, administers and interprets our executive compensation and benefit policies. Our Compensation Committee was appointed by our Board of Directors, and consists entirely of directors who are "outside directors" for purposes of Section 162(m) and "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. During 2007, our Compensation Committee was comprised of Messrs. Taira, Chikagami, Nickerson and Yang and Dr. Chwang, and was chaired in 2007 by Mr. Taira. Mr. Yang assumed chairmanship in the fourth quarter of 2007. Messrs. Taira and Chikagami are retiring as members of the Board of Directors and are not standing for re-election at the Annual Meeting. Mr. Riley will join the Compensation Committee upon his election to the Board.

Our Compensation Committee has taken the following steps to ensure that our executive compensation and benefit programs are consistent with our compensation philosophy:

- evaluated our compensation practices and assisted in developing and implementing the executive compensation program and philosophy;
- developed recommendations with regard to executive compensation structures based on publicly available data relating to the compensation practices and policies of other companies within and outside our industry;
- established a practice, in accordance with the rules of NASDAQ, of prospectively reviewing the performance and determining the compensation earned, paid or awarded to our chief executive officer independent of input from him;
- established a practice, in accordance with the rules of NASDAQ, to review on an annual basis the performance of our other executive officers with assistance from our chief executive officer and determining what we believe to be appropriate total compensation based on competitive levels; and
- established a policy to specify grant dates for both new hire and annual retention equity awards as a public company.

In 2007, our Compensation Committee met without the Chief Executive Officer present to review and determine the compensation of our Chief Executive Officer, with input from him on his annual salary and cash incentive compensation for the year. For all other executive officers in 2007, the Compensation Committee met with our Chief Executive Officer to consider and determine executive compensation, based on recommendations by our Chief Executive Officer.

Annual Review of Cash and Equity Compensation

We conduct an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. In determining the amount and mix of compensation elements and whether each element provides the correct incentives and rewards for performance consistent with our short and long-term goals and objectives, the Compensation Committee relies on its judgment about each individual rather than adopting a formulaic approach to compensatory decisions it believes are too narrowly responsive to short-term changes in business performance. As a result, the Compensation Committee does not utilize a fixed weighting system between compensation elements for each executive officer, but rather assesses each executive officer's overall contribution to the business, scope of the executive officer's responsibilities and the executive officer's historical performance to determine that executive officer's annual compensation. We only began benchmarking our executive compensation against our peer companies in 2007 and we have never used tally sheets. Our Compensation Committee intends to retain the services of third-party executive compensation specialists from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies going forward.

In 2007, the Compensation Committee engaged Compensia, a third-party compensation consultant to review the competitiveness of current total compensation and alignment of our executive compensation program with our objectives. Our peer companies for 2007, include:

- Integrated Device Technology, Inc.
- Intersil Corporation
- Microsemi Corporation
- Omnivision Technologies, Inc.
- PMC-Sierra, Inc.
- QLogic Corporation
- SanDisk Corporation
- Silicon Laboratories Inc.
- Simple Tech, Inc.
- Skyworks Solutions, Inc.
- Spansion Inc.
- Standard Microsystems Corporation
- TriQuint Semiconductor, Inc.
- Zoran Corporation

In addition, Compensia reviewed and presented data from the October 2006 Radford High-Tech Executive Survey for comparable semiconductor and technology companies with similar revenue.

Elements of Compensation

The compensation received by our executive officers consists of the following elements:

Base Salary

Base salaries for our executive officers are established based on the scope of their responsibilities, historical performance and individual experience. Base salaries are reviewed annually, and adjusted from time to time. In establishing the 2007 base salaries of our executive officers, our Compensation Committee took into account a number of factors, including the executive's position and functional role and level of responsibility, performance-based factors as well as competitive conditions. We do not apply specific formulas to determine increases. Based on the Compensation Committee's review, the base salaries of the named executive officers were not increased in 2007 or in 2008.

2007 Executive Bonus Plan

In April 2007, the Compensation Committee approved a cash incentive plan, or the Executive Bonus Plan, for our executive officers and other members of senior management. Payouts under the Executive Bonus Plan are conditioned upon the achievement of a performance gate and then based upon individually weighted metrics to be achieved by the participants. The Executive Bonus Plan has three levels (threshold, target and maximum) depending upon the level of metric achievement. The specific metrics, weighting and payout levels can vary among individual participants and from year to year.

The Compensation Committee believes that a performance gate linked to positive operating income, which is an important indicator of the success of our business, is an appropriate component of the Executive Bonus Plan. Therefore, the payment of the incentive bonus for 2007 was conditioned upon our achievement of positive operating income for 2007 as adjusted for expenses associated with the independent review of our historical stock option practices and for non-cash stock based compensation expense. After adjustment, the Compensation Committee determined that we had achieved positive operating income for 2007.

For each executive officer, other than Mr. Kinzie, the Executive Bonus Plan had three specific individual metrics: (1) net revenue, (2) new business, and (3) organizational development, which were weighted 40%, 40%, and 20%, respectively. Mr. Kinzie's metrics were weighted 30% to net revenue and 70% to specific individual goals, including but not limited to serving as our interim chief financial officer and efforts related to the restatement of our historical financial statements. The net revenue metric is the same for each participant, while the new business and organizational development metrics vary depending upon the participant.

For 2007, the net revenue metric was $452.0 million and we achieved net revenue of $411.7 million. The Compensation Committee considered the 2007 net revenue metric to be difficult but achievable based on our performance in 2006. New business metrics were primarily comprised of new product introductions and design wins and organizational development metrics were primarily comprised of succession planning and organization structuring. We are not disclosing specific new business metrics because it would signal our strategic focus areas and we believe impair ability to leverage these areas for competitive advantage. Furthermore, we believe that disclosing such metrics would give our competitors insight to market dynamics and our strategies to address such dynamics that could be used against us by competitors targeting existing customers.

The net revenue metric could be adjusted based upon actual achievement within a range of 80% to 120%. For example, if 80% of the target net revenue metric was achieved then the weighting would be 20%. If 120% or greater of the target net revenue metric was achieved, then the weighting would be 60%. If it was determined that less than 80% of the net revenue metric was achieved then the weighting would be reduced to zero. As we achieved 91.1% of the net revenue metric, the weighting for 2007 was 31.1%.

The other metrics of new business and organizational development were evaluated by the Compensation Committee for each executive officer based upon a subjective assessment of the achievement of the goals. The new business metric could range from 0% to 60%, while the organizational development could range from 0% to 30%.

For 2007, the Compensation Committee determined, after considering the recommendations of our chief executive officer, the following achievement percentages, for the named executive officers other than Mr. Kinzie. As Mr. Kinzie was not an executive officer at the time of determination, our chief executive officer determined his bonus. The maximum aggregate of the metrics was 150%, calculated as: 60% (net revenue) plus 60% (new business) plus 30% (organizational).

Name	Net Revenue	New Business	Organizational /Other	Aggregate Percentage Achievement (before gross margin multiplier)
Bing Yeh	31.1%	14.0%	6.0%	51.1%
Yaw Wen Hu	31.1	16.0	14.0	61.1
Michael S. Briner	31.1	19.6	6.0	56.7
Derek J. Best	31.1	24.0	6.0	61.1
James B. Boyd	31.1	22.0	4.0	57.1
William R. Kinzie	23.3	—	49.7	73.0
Arthur O. Whipple(1)	—	—	—	—

(1) Mr. Whipple was not a participant in the Executive Bonus Plan.

The Compensation Committee also believes that gross margin is an important indicator of the success of our business and to encourage our executive officers to improve our gross margins implemented a gross margin multiplier against the aggregate percentage achievement in the calculation of the incentive bonus. Senior management participants who were not executive officers were not eligible for the gross margin multiplier. The gross margin multiplier would be 100% if our gross margin fell between 26.7% and 27.8% and could be increased to 110% or decreased to 90% depending on actual results. Our actual gross margin for 2007 was 29.2% resulting in a multiplier of 110%. The Compensation Committee considered the 2007 gross margin range to be difficult but achievable based upon historical results. The Compensation Committee determined; however, not to apply the gross margin multiplier to Mr. Yeh's aggregate percentage achievement in light of the company's overall performance in 2007.

Our named executive officers had the following target bonuses, achievement and payouts for 2007:

Name and Title	Target as a Percentage of Base Salary(1)	Target Bonus ($)(1)	Aggregate Percentage Achievement (with gross margin multiplier of 110%)	Actual Incentive Bonus($)
Bing Yeh	80%	$380,000	51.1%(3)	$194,161
Yaw Wen Hu	60%	198,000	67.2	133,065
Michael S. Briner	50%	135,000	62.4	84,467
Derek J. Best	50%	134,000	67.2	89,728
James B. Boyd(2)	50%	70,000	62.8	43,963
William R. Kinzie	25%	48,563	73.0(3)	35,461
Arthur O. Whipple(4)	—	—	—	—

(1) The target as a percentage of base salary was designed to achieve a target incentive equal to the 50th percentile of comparable companies. A participant's actual incentive bonus was calculated as follows:

Incentive Bonus = (Base Salary x Participant Target Percentage) x (Gross Margin Multiplier Percentage x Aggregate Individual Metrics Percentage)

(2) Mr. Boyd was appointed Chief Financial Officer and Senior Vice President of Finance effective June 20, 2007 and his target bonus represents 50% of his salary of $280,000 on a pro rata basis for six months.

(3) No gross margin multiplier was applied to Mr. Yeh or Mr. Kinzie's aggregate percentage achievement.

(4) Mr. Whipple was not a participant in the Executive Bonus Plan.

Under the Executive Bonus Plan, the Compensation Committee retained the discretion to increase, reduce, or eliminate compensation awards or make awards even if the objectives were not achieved. The Compensation Committee exercised this discretion and reduced the compensation with respect to the determination of the 2007 incentive payment to our chief executive officer.

2007 Discretionary Bonuses

Yaw Wen Hu. In December 2007, we paid Dr. Hu a discretionary bonus of $80,940, which was equal to the withholding tax due on the gain between the exercise price and the market price of certain non-qualified stock options exercised by Dr. Hu that were due to expire during 2007. The stock options were originally incentive stock options but were reclassified to non-qualified status due to a change in their measurement date as a result of our review of our historical stock option practices. Dr. Hu was unable to sell the shares he received upon exercise due to our inability to file our periodic reports with the Securities and Exchange Commission during 2007. We were required to withhold and remit these amounts pursuant to the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

William R. Kinzie. In May 2007, in recognition of his service as our interim chief financial officer from February 2007 to June 2007, Mr. Kinzie was awarded a discretionary bonus of $15,000. In addition, in the first quarter of 2008, in recognition of his efforts with respect to the restatement of our historical financial statements, Mr. Kinzie was awarded a discretionary bonus of $25,000.

Equity Compensation

Total compensation at the executive officer level also includes long-term incentives provided by stock awards issued under our 1995 Equity Incentive Plan. Stock awards are designed to align the long-term interests of our employees with those of our shareholders and to assist in the retention of employees. The size of an individual stock award is generally intended to reflect the employee's position with, and his or her importance to us, and past and future anticipated contributions to our business, and how many years of future service for which the employee has non-vested options. Award size is also influenced by the individual executive officer's performance over the prior year. Under the 1995 Equity Incentive Plan the exercise price of stock option grants is 100% of the fair market value on the date of grant. Options are generally subject to vesting over a four or five year period in order to encourage key employees to continue in our employ. As required under our 1995 Equity Incentive Plan, the exercise price of stock option grants for executive officers who own more than 10% of the shares of our outstanding stock is set at 110% of the fair market value on the date of grant.

The Compensation Committee administers the 1995 Equity Incentive Plan for our executive officers. The Board of Directors has delegated the administration of the 1995 Equity Incentive Plan for all of our other employees for option grants of not more than 36,000 shares per option grant to the Non-Officer Stock Award Committee.

We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of equity-based awards. Our equity benefit plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees' interests with the interests of our shareholders. Our Compensation Committee believes that the use of equity-based awards offers the best approach to achieving our compensation goals. We have not adopted stock ownership guidelines and our equity benefit plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in SST.

Authority to make equity grants to executive officers rests with our Compensation Committee, although, our Compensation Committee considers the recommendations of our President and Chief Executive Officer for executive officers other than himself. The size of the awards reflect past individual and company performance, expected future contribution, the retention value of unvested stock options held by our executive officers and the estimated value of the awards compared with equity awards offered to executives in similar positions by companies within and outside our industry. In 2007, due to the restatement of our historical financial statements our named executive officers were not awarded any stock options, other than James B. Boyd, our Chief Financial Officer and Senior Vice President of Finance who joined us in June 2007. Mr. Boyd's stock option grant was approximately at the market median for our peer companies.

The Compensation Committee granted stock options in February 2008 to all our executive officers, except Mr. Boyd, as no stock options were granted in 2007. Such stock options were initially reviewed by the Compensation Committee in mid-2007 and reflect our 2006 performance but were not granted during 2007 due to the restatement of our historical financial statements. The number of shares granted to each executive officer represents an increase from our recent historical grants and were intended to approximate the 25th percentile for, and competitive with, our peer companies.

Name	Option Awards (#)	Exercise Price ($)(1)
Bing Yeh	150,000	$2.838
James B. Boyd	—	—
Yaw Wen Hu	78,000	2.58
Michael S. Briner	65,000	2.58
Derek J. Best	65,000	2.58
William R. Kinzie	3,531	2.58
Arthur O. Whipple(2)	—	—

(1) The exercise price equals the closing price of our common stock on the trading day immediately prior to the date of grant as reported on the NASDAQ Global Market, except for the stock option grant to Mr. Yeh which exercise price is equal to 110% of such closing price. Each option will vest as to 25% of the shares thereunder on July 1, 2008 and the remaining 75% will vest monthly thereafter over the next three years.

(2) Mr. Whipple resigned as Vice President, Finance, Chief Financial Officer and Secretary effective February 9, 2007.

Stock Appreciation Rights

Our 1995 Equity Incentive Plan authorizes us to grant stock appreciation rights, or SARs. To date, no SARs have been awarded to any of our executive officers. However, our Compensation Committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

Severance and Change of Control Benefits

We have not entered into severance or change-in-control arrangements with any of our executive officers. Our 1995 Equity Incentive Plan provides that, in the event of our dissolution or liquidation, a specified type of merger or other corporate reorganization, each a change in control to the extent permitted by law, any surviving corporation will be required to either assume awards outstanding under the 1995 Equity Incentive Plan or substitute similar awards for those outstanding under the plan, or such outstanding awards will continue in full force and effect. In the event that any surviving corporation declines to assume or continue awards outstanding under the plan, or to substitute similar awards, then, with respect to awards held by persons then performing services as employees, directors, or consultants, the time during which such awards may be exercised will be accelerated and the awards terminated if not exercised during such time. The acceleration of an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of us. We believe that the terms of the 1995 Equity Incentive Plan are consistent with industry practice.

Restricted Stock Grants or Awards

Our Compensation Committee did not authorize the grant of restricted stock or restricted stock awards pursuant to our equity benefit plans to any of our executive officers in 2007. However, our Compensation Committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

Other Compensation

In addition, consistent with our compensation philosophy, we intend to continue to maintain the current benefits and perquisites for our executive officers; however, our Compensation Committee, in its discretion, may in the future revise, amend or add to the benefits and perquisites of any executive officer if it deems it advisable. We currently offer limited to no perquisites to our executive officers.

Benefits

We also provide the following benefits to our named executive officers, generally on the same basis provided to all of our employees:

- health, dental insurance and vision;
- life insurance;
- employee stock purchase plan;
- medical and dependant care flexible spending account;
- health club dues reimbursement;
- short-and long-term disability, accidental death and dismemberment; and
- a 401(k) plan.

We believe these benefits are consistent with companies with which we compete for employees.

Accounting and Tax Considerations

Section 162(m) limits the amount that we may deduct from our taxes for compensation paid to our chief executive officer and three most highly compensated officers (other than our chief financial officer) to $1,000,000 per person per year, unless certain requirements are met. Section 162(m) provides exceptions from the application of the $1,000,000 limit for certain forms of "performance-based" compensation as well as for gain recognized by an officer upon the exercise of qualifying compensatory stock options. We believe that the stock options we have granted in the past have satisfied the exceptions provided under Section 162(m) from the $1,000,000 limit. While the Compensation Committee has not adopted a formal policy regarding the tax deductibility of compensation paid to our officers, the Compensation Committee intends to consider the tax deductibility of compensation under Section 162(m) as a factor in future compensation decisions.

We adopted SFAS No. 123(R) on January 1, 2006. SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as an expense over the requisite employee service period. The Compensation Committee has determined to retain for the foreseeable future our stock option program as the sole component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to SFAS No. 123(R).

EXECUTIVE COMPENSATION

Summary of Compensation

The following table shows for the year ended December 31, 2007, compensation awarded or paid to, or earned by our Chief Executive Officer, our Chief Financial Officer, our interim Chief Financial Officer, our former Chief Financial Officer and our three other most highly compensated executive officers during 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Bing Yeh	2007	$475,000	$ 1,158(2)	$ 31,347	$194,161	$4,822(10)	$706,488
President and Chief Executive Officer	2006	475,000	80,706(3)	73,637	—	4,822(10)	634,165
James B. Boyd(17)	2007	137,847	—	131,042	43,963	3,398(11)	316,250
Chief Financial Officer and Senior Vice President of Finance	2006	—	—	—	—	—	—
Yaw Wen Hu	2007	330,000	81,348(4)	108,586	133,065	4,822(10)	657,821
Executive Vice President and Chief Operating Officer	2006	330,000	37,964(5)	237,218	—	4,822(10)	610,004
Michael S. Briner	2007	270,883	250(2)	62,612	84,467	5,909(12)	424,121
Senior Vice President, Application Specific Product Group	2006	270,883	26,300(6)	133,257	—	4,822(10)	435,262
Derek J. Best	2007	267,030	—	59,871	89,728	2,322(13)	418,951
Senior Vice President, Sales and Marketing	2006	267,030	25,372(7)	101,951	—	2,322(13)	396,675
William R. Kinzie(18)	2007	191,167	40,000(8)	29,726	35,461	4,480(14)	300,834
Controller (Interim Chief Financial Officer)	2006	—	—	—	—	—	—
Arthur O. Whipple(19)	2007	41,087	—	43,928	—	2,189(15)	87,204
Former Vice President, Finance and Chief Financial Officer	2006	245,000	4,532(9)	84,035	—	4,177(16)	337,744

(1) The dollar amount in this column represents the compensation cost for 2006 and 2007 of stock option awards granted in and prior to 2006 and 2007, respectively for financial reporting purposes. These amounts have been calculated in accordance with SFAS No. 123R, ignoring estimates of forfeiture, using the Black-Scholes option-pricing model to estimate the expense associated with stock option awards over the life of such awards. The assumptions made in the valuation of the option are discussed in footnote 8, "Stock-based Compensation" to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007. These amounts do not represent amounts actually paid to or realized by our named executive officers.

(2) Represents a cash bonus in recognition of an intellectual property award.

(3) Includes a cash bonus of $375 in recognition of an intellectual property award, $10,331 in profit sharing and a cash bonus of $70,000.

(4) Includes a cash bonus of $80,940, which was equal to the withholding tax due on the gain between the exercise price and the market price of certain non-qualified stock options exercised by Dr. Hu that were due to expire during 2007. We were required to withhold and remit these amounts pursuant to the Internal

Revenue Code of 1986, as amended, and the regulations thereunder. See *Compensation Discussion and Analysis—Discretionary Bonuses*. Also includes a cash bonus of $408 in recognition of an intellectual property award.

(5) Includes a cash bonus of $1,041 in recognition of an intellectual property award, $6,923 in profit sharing and a cash bonus of $30,000.

(6) Includes a cash bonus of $875 in recognition of an intellectual property award, $5,425 in profit sharing and a cash bonus of $20,000.

(7) Includes $5,372 in profit sharing and a cash bonus of $20,000.

(8) Represents a cash bonus.

(9) Represents profit sharing.

(10) Includes $2,322 in life insurance premiums and $2,500 for 401(k) contribution match.

(11) Includes $898 in life insurance premiums and $2,500 for 401(k) contribution match.

(12) Includes $3,409 in life insurance premiums and $2,500 for 401(k) contribution match.

(13) Represents life insurance premiums.

(14) Includes $1,980 in life insurance premiums and $2,500 for 401(k) contribution match.

(15) Includes $193 in life insurance premiums and $1,996 for 401(k) contribution match.

(16) Includes $1,677 in life insurance premiums and $2,500 for 401(k) contribution match.

(17) Mr. Boyd was appointed Chief Financial Officer and Senior Vice President of Finance effective June 20, 2007. Mr. Boyd's annual salary is $280,000.

(18) Mr. Kinzie served as interim Chief Financial Officer from February 12, 2007 until Mr. Boyd joined us on June 20, 2007. Mr. Kinzie was not an executive officer during 2006 and therefore compensation for 2006 has been excluded.

(19) Mr. Whipple resigned as Vice President, Finance, Chief Financial Officer and Secretary effective February 9, 2007.

Grants of Plan-Based Awards

The following table shows for the year ended December 31, 2007, information regarding options granted to the named executive officers and estimated future payouts under our Executive Bonus Plan.

2007 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Option Awards $(3)
		Threshold ($)	Target ($)	Maximum ($)			
Bing Yeh		—	$380,000	$627,000	—	—	—
James B. Boyd(5)		—	70,000	115,500	—	—	—
	06/29/2007	—	—	—	180,000(4)	$3.73	$445,335
Yaw Wen Hu		—	198,000	326,700	—	—	—
Michael S. Briner		—	135,000	222,750	—	—	—
Derek J. Best		—	134,000	221,100	—	—	—
William R. Kinzie(6)		—	48,563	72,845	—	—	—
Arthur O. Whipple(7)		—	—	—	—	—	—

(1) These columns represent potential target and maximum annual cash incentive payment for 2007 under our Executive Bonus Plan for each of our named executive officers. The maximum annual cash incentive payment equals the target payment x 1.5 (maximum achievement) x 1.1 (maximum margin multiplier). Mr. Kinzie was not eligible for the gross margin multiplier. The actual cash incentive payment earned for 2007 for each of our named executive officers is set forth in the Summary Compensation Table. As such, the amounts set forth in these columns do not represent additional compensation earned by our named executive officers for 2007. There was no threshold cash incentive payment under our Executive Bonus Plan. For more information regarding our Executive Bonus Plan and the cash incentive payments made to our named executive officers in 2007, please see Compensation Discussion and Analysis.

(2) Each stock option was granted with an exercise price equal to the closing price of our common stock for the trading session ending immediately prior to the time of grant, as reported on the NASDAQ Global Market. The exercise price may be paid in cash, in shares of our common stock valued at fair value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

(3) The dollar value shown for a stock option is based on the fair value as of the grant date. These amounts have been calculated in accordance with SFAS No. 123R, using the Black-Scholes option-pricing model. The assumptions made in the valuation of the option are discussed in footnote 8, "Stock-based Compensation" to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007.

(4) The shares subject to the stock option vest as to 25% upon the first year anniversary of Mr. Boyd's hire date, with the remaining 75% vesting monthly thereafter over the next three years. Vesting is contingent upon continued service.

(5) Mr. Boyd was appointed Chief Financial Officer and Senior Vice President of Finance effective June 20, 2007.

(6) Mr. Kinzie served as interim Chief Financial Officer from February 12, 2007 until Mr. Boyd joined us on June 20, 2007.

(7) Mr. Whipple resigned as Vice President, Finance, Chief Financial Officer and Secretary effective February 9, 2007.

Outstanding Equity Awards as of December 31, 2007

The following table shows for the year ended December 31, 2007, information regarding outstanding equity awards at year end for the named executive officers.

2007 Outstanding Equity Awards

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(1)	Option Expiration Date
Bing Yeh	30,000	—	$ 4.048	01/20/08
	19,583	417(2)	13.332	01/19/09
	19,583	5,417(3)	13.332	01/19/09
	10,625	4,375(4)	5.357	02/14/10
James B. Boyd(17)	—	180,000(5)	3.73	06/29/17
Yaw Wen Hu	45,786	—	0.95	07/06/08
	30,000	—	1.00	01/11/09
	38,406	—	2.36	07/01/09
	30,000	—	4.42	09/24/09
	90,000	—	9.85	1/06/10
	30,000	—	9.85	03/31/10
	27,321	—	18.60	08/02/10
	17,454	—	4.46	10/01/11
	12,059	—	3.65	10/15/12
	11,485	—	11.17	12/23/13
	9,400	2,600(3)	12.12	01/19/14
	55,000	5,000(6)	16.34	04/19/14
	11,512	—	6.66	10/18/14
	13,750	1,250(7)	5.02	10/11/15
	8,125	6,875(8)	5.02	10/11/15
	—	8,751(9)	4.80	10/16/16
Michael S. Briner	120,000	—	1.04	12/31/07
	30,000	—	9.85	01/06/10
	18,842	—	18.60	08/02/10
	35,000	—	8.63	03/29/11
	15,047	—	4.46	10/01/11
	11,529	—	3.65	10/15/12
	10,196	—	11.17	12/23/13
	7,833	2,167(3)	12.12	01/19/14
	9,514	—	6.66	10/18/14
	18,125	11,875(10)	4.35	07/18/15
	1,597	8,403(11)	5.02	10/11/15
	5,417	4,583(8)	5.02	10/11/15
	—	7,955(12)	4.80	10/16/16
Derek J. Best	30,000	—	9.85	01/06/10
	54,000	—	25.27	06/29/10
	25,437	—	18.60	08/02/10
	8,477	—	4.46	10/01/11
	10,079	—	11.17	12/23/13
	7,833	2,167(3)	12.12	01/19/14
	8,721	793(13)	6.66	10/18/14
	—	12,500(14)	5.02	10/11/15
	6,771	5,729(8)	5.02	10/11/15
	—	7,955(15)	4.80	10/16/16
William R. Kinzie(18)	15,000	15,000(16)	5.07	12/30/15
Arthur O. Whipple(19)	13,750	—	3.72	03/13/08
	9,375	—	4.69	03/13/08

(1) Each stock option was granted with an exercise price equal to the closing price of our common stock for the trading session ending immediately prior to the time of grant, as reported on the NASDAQ Global Market.

(2) The shares subject to the option vested as to 25% on January 19, 2005 and 2.083% per month thereafter for three years.

(3) The shares subject to the option vested as to 20% on January 19, 2005 and 1.666% per month thereafter for four years.

(4) The shares subject to the option vest as to 25% on February 14, 2006 and 2.083% per month thereafter for three years.

(5) The shares subject to the option will vest as to 25% of the shares on June 20, 2008 and 2.083% per month thereafter for three years.

(6) The shares subject to the option vested as to 25% on April 19, 2005 and 2.083% per month thereafter for three years.

(7) The shares subject to the option vested as to 8.33% on October 16, 2007 and 8.33% per month thereafter for 11 months.

(8) The shares subject to the option vested as to 25% on October 11, 2006 and 2.083% per month thereafter for three years.

(9) The shares subject to the option vested as to 8.33% on October 16, 2008 and 8.33% per month thereafter for 11 months.

(10) The shares subject to the option vested as to 25% on July 18, 2006 and 2.083% per month thereafter for three years.

(11) The shares subject to the option vested as to 8.33% on November 23, 2007 and 8.33% per month thereafter for 11 months.

(12) The shares subject to the option vested as to 8.33% on November 23, 2008 and 8.33% per month thereafter for 11 months.

(13) The shares subject to the option vested as to 8.33% on June 2, 2007 and 8.33% per month thereafter for 11 months.

(14) The shares subject to the option vest as to 8.33% on June 2, 2008 and 8.33% per month thereafter for 11 months.

(15) The shares subject to the option vested as to 8.33% on June 2, 2009 and 8.33% per month thereafter for 11 months.

(16) The shares subject to the option vested as to 25% on December 30, 2006 and 2.083% per month thereafter for three years.

(17) Mr. Boyd was appointed Chief Financial Officer and Senior Vice President of Finance effective June 20, 2007.

(18) Mr. Kinzie served as interim Chief Financial Officer from February 12, 2007 until Mr. Boyd joined us on June 20, 2007.

(19) Mr. Whipple resigned as Vice President, Finance, Chief Financial Officer and Secretary effective February 9, 2007, but due to the restatement of our historical financial statements his vested exercisable stock options were outstanding as of December 31, 2007. Such stock options expired in March 2008.

Option Exercises and Stock Vested in 2007

The following tables show for the year ended December 31, 2007, information regarding option exercises during 2007 for the named executive officers. None of our named executive officers hold stock awards or restricted stock subject to vesting.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Bing Yeh	—	—
James B. Boyd(2)	—	—
Yaw Wen Hu	36,920	$145,465
Michael S. Briner	—	—
Derek J. Best	—	—
William R. Kinzie(3)	—	—
Arthur O. Whipple(4)	—	—

(1) Calculated by determining the difference between the closing price of our common stock on the date of exercise as reported on the NASDAQ Global Market and the exercise price of the options.

(2) Mr. Boyd was appointed Chief Financial Officer and Senior Vice President of Finance effective June 20, 2007.

(3) Mr. Kinzie served as interim Chief Financial Officer from February 12, 2007 until Mr. Boyd joined us on June 20, 2007.

(4) Mr. Whipple resigned as Vice President, Finance, Chief Financial Officer and Secretary effective February 9, 2007.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the year ended December 31, 2007.

Nonqualified Deferred Compensation

Our named executive officers did not earn any nonqualified compensation benefits from us during the year ended December 31, 2007.

Severance and Change of Control Arrangements

We have not entered into severance or change-in-control arrangements with any of our executive officers. Our 1995 Equity Incentive Plan provides that, in the event of our dissolution or liquidation, a specified type of merger or other corporate reorganization, each a change in control to the extent permitted by law, any surviving corporation will be required to either assume awards outstanding under the 1995 Equity Incentive Plan or substitute similar awards for those outstanding under the plan, or such outstanding awards will continue in full force and effect. In the event that any surviving corporation declines to assume or continue awards outstanding under the plan, or to substitute similar awards, then, with respect to awards held by persons then performing services as employees, directors, or consultants, the time during which such awards may be exercised will be accelerated and the awards terminated if not exercised during such time. Assuming that a change in control occurred as of December 31, 2007 that resulted in all unvested stock options fully vesting and using the closing sales price of our common stock of $2.99 as reported on the NASDAQ Global Market on December 31, 2007, the last trading day of 2007, none of the unvested stock options held by our named executive officers would have been in the money and resulted in any gain to the named executive officers.

Equity Compensation Plan Information

We have three shareholder approved equity compensation plans: the 1995 Equity Incentive Plan, 1995 Non-Employee Directors' Stock Option Plan and 1995 Employee Stock Purchase Plan. The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	11,549,081	$6.86(2)	3,053,089
Equity compensation plans not approved by security holders	—	—	—
Total	11,549,081	$6.86(2)	3,053,089

(1) The plans included in this row include our 1995 Equity Incentive Plan, 1995 Non-Employee Directors' Stock Option Plan and 1995 Employee Stock Purchase Plan.

(2) Represents the weighted average exercise price of outstanding stock options only.

Exchange Offer on Schedule TO

In May 2008, we completed a repricing of stock options outstanding under the Prior Plan through an exchange program filed with the Securities and Exchange Commission on a Schedule TO because we believe it is an effective means of recognizing employee contributions and aligning employee and shareholder interests. Executive officers and members of the Board of Directors were not eligible to participate. The exchange program, or the Offer, consisted of two parts. The first part consisted of an amendment of the price of certain stock options with exercise prices that may have been lower than the fair market value of our common stock on the applicable grant date, as determined for tax purposes, or the Offer to Amend. These options, or the Eligible 409A Options, if not amended may therefore have been subject to adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended. These options were amended to reflect the fair market value per share of our common stock on the revised measurement date determined for that option for financial accounting purposes.

The second part of the Offer consisted of an exchange of certain stock options, or Eligible Underwater Options, with new vesting terms, or the Offer to Replace. If the Eligible Underwater Option was 100% vested on May 1, 2008, the new option is subject to a one-year cliff vest, with 100% of the new option vesting on May 1, 2009, subject to continued employment. If the Eligible Underwater Option was not fully vested on May 1, 2008, the new option is subject to a four-year vest, with 25% of the new option vesting on May 1, 2009, and 1/48th of the new option vesting monthly thereafter, subject to continued employment through and on each such date.

Below is a summary of the exchange ratios for Eligible Underwater Options which were exchanged for new options pursuant to the Offer to Replace:

Exercise Price	New Option
The exercise price was less than or equal to $5.25 per share.	1 new option for every 1.45 Eligible Underwater Options exchanged.
The exercise price was equal to or greater than $5.26 per share, but less than or equal to $10.00 per share.	1 new option for every 2.5 Eligible Underwater Options exchanged.
The exercise price was equal to or greater than $10.01 per share, but less than or equal to $15.00 per share.	1 new option for every 8 Eligible Underwater Options exchanged.
The exercise price was equal to or greater than $15.01 per share.	1 new option for every 10 Eligible Underwater Options exchanged.

The Offer expired at 11:59 p.m., Pacific Daylight Time, on Thursday, May 1, 2008. Pursuant to the Offer to Amend, we accepted for amendment Eligible 409A Options to purchase 1,534,668 shares of common stock. Pursuant to the Offer to Replace, we accepted for replacement Eligible Underwater Options to purchase 4,854,673 shares of common stock, and we issued new options to purchase 1,980,937 shares of common stock. The new options have an exercise price of $3.19 per share, the closing price of our common stock as reported on the NASDAQ Global Market on May 1, 2008.

COMPENSATION COMMITTEE REPORT(1)

The Compensation Committee of the Board of Directors oversees the compensation programs of Silicon Storage Technology, Inc. on behalf of the Board of Directors. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement.

In reliance on the review and discussions referred to above, the Committee Compensation recommended to the Board that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K of Silicon Storage Technology, Inc. for the year ended December 31, 2007 and in this proxy statement.

Compensation Committee

Edward Yao-Wu Yang (Chairman)
Tsuyoshi Taira
Yasushi Chikagami
Ronald D. Chwang
Terry M. Nickerson

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2007, the Compensation Committee of the Board of Directors was composed of Messrs. Taira, Chikagami, Nickerson and Yang and Dr. Chwang. No current member of the Compensation Committee and none of our executive officers serve as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

(1) The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act, other than our Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, expect to the extent specifically incorporated by referenced therein.

TRANSACTIONS WITH RELATED PARTIES

Policies and Procedures for Review of Related Party Transactions

Pursuant to the charter of our Audit Committee, unless previously approved by another independent committee of our Board of Directors, our Audit Committee reviews and, if determined appropriate, approves all related party transactions, other than those in the ordinary course of business such as sales transactions from our customers involving the sales of our products and procurement transactions from our vendors for the purchase of inventory for sale. It is management's responsibility to bring related party transactions to the attention of the members of the Audit Committee.

Our Code of Conduct provides that our employees, which for the purposes of the Code of Conduct, includes our officers and directors, should avoid conflicts of interest that occur when their personal interests may interfere in any way with the performance of their duties or the best interests of SST. Our Code of Conduct also addresses specific types of related party transactions and how they should be addressed. All of our employees, including our officers and directors, are expected and required to adhere to the Code of Conduct. If an officer or director has any questions regarding whether a potential transaction would be in violation of the Code of Conduct, they are required to bring this to the attention of our Compliance Officer. If the potential transaction is a related person transaction, it would be recognized as such and brought to the Audit Committee for pre-approval.

Further, each of our officers and directors is knowledgeable regarding the requirements of obtaining approval of related party transactions and is responsible for identifying any related-party transaction involving such officer or director or his or her affiliates and immediate family members and seeking approval from our Audit Committee before he or she or, with respect to immediate family members, any of their affiliates, may engage in the transaction.

Our Audit Committee will take into account all relevant factors when determining whether to approve or disapprove of any related party transaction.

Related Party Transactions

Purchase and Sale Transactions

The following is a summary of transactions in 2007 to which we have been a party, in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock may be deemed to have a direct or indirect material interest, other than compensation arrangements which are described under the section of this proxy statement entitled *Compensation Discussion and Analysis.*

Silicon Storage Technology is a member of the board of directors of Apacer Technology, Inc., or Apacer, one of our customers. Mr. Yeh serves as our representative on such board of directors. As of December 31, 2007, we owned a 9.3% interest in Apacer. In 2007, Apacer accounted for $2.9 million, or less than 1%, of our net product revenues.

Silicon Storage Technology is a member of the board of directors of Professional Computer Technology Limited, or PCT, a Taiwanese public company. PCT and its wholly-owned subsidiary Silicon Professional Alliance Corporation, or SPAC, are two of our manufacturers' representatives. Mr. Yeh serves as our representative on such board of directors. As of December 31, 2007, we owned an 9.7% interest in PCT. PCT has a separate company and wholly-owned subsidiary, Silicon Professional Technology Ltd., or SPT, which provides forecasting, planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan, China and other Southeast Asia countries. In 2007, PCT and its subsidiaries SPT and SPAC together accounted for $223.5 million, or 60.1%, of our net product revenues. As of December 31, 2007, we had net accounts receivable from SPT of $36.8 million.

Silicon Storage Technology is a member of the board of directors of Powertech Technology, Inc., or PTI, a Taiwanese public company. PTI is one of our vendors. Mr. Yeh serves as our representative on such board of directors. As of December 31, 2007, we owned a 1.3% interest in PTI. Our purchases from PTI are made pursuant to purchase orders at prevailing market prices. During 2007, we purchased $20.1 million of materials from PTI. As of December 31, 2007, we had net accounts payable to PTI of $3.9 million.

Silicon Storage Technology is a member of the board of directors of Grace Semiconductor Manufacturing Corporation, or GSMC. Mr. Yeh serves as our representative on such board of directors. Shanghai Grace Semiconductor Manufacturing Corporation, or Grace, is a wholly-owned subsidiary of GSMC. Grace is one of our vendors. In 2007, Grace accounted for $176,000, or less than 1%, of our net revenues. During 2007, we purchased $72.1 million of materials from Grace, which represented 67% of our total wafer purchases, and as of December 31, 2007, we owned a 9.8% interest in GSMC. Our purchases from Grace are made pursuant to purchase orders at prevailing market prices. As of December 31, 2007, we had net accounts payable to Grace of $8.5 million.

During 2007, Mr. Yeh received less than $50,000 of aggregate remuneration for his services as our representative on such boards of directors.

Settlement Agreement

In April 2008, we entered into a settlement agreement with Riley Investment Management LLC and certain of its affiliates. Please see *Information Regarding the Board of Directors and Its Committees—Settlement Agreement.*

Indemnity Agreements

We have entered into indemnity agreements with each of our executive officers and directors which provide, among other things, that we will indemnify these persons, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or agent, and otherwise to the full extent permitted under California law and our bylaws.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



JAMES B. BOYD
Chief Financial Officer and
Senior Vice President of Finance

May 29, 2008

Our Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2007 is available without charge upon written request to: Corporate Secretary, Silicon Storage Technology, Inc., 1171 Sonora Court, Sunnyvale, California 94086.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

Commission file number 0-26944

Silicon Storage Technology, Inc.
(Exact name of Registrant as Specified in its Charter)


SST

California	**77-0225590**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**

1171 Sonora Court
Sunnyvale, California 94086
(Address of Principal Executive Offices including Zip Code)
(408) 735-9110
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	**The NASDAQ Stock Market LLC (NASDAQ Global Market)**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2007 was $340,880,237 based on the closing price of the registrant's common stock as reported on the NASDAQ Global Market. Shares of the registrant's common stock held by each officer and director and affiliated entities who own 5% or more of the outstanding common stock of the registrant have been excluded in that such persons and entities may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. This calculation does not exclude shares held by persons or entities whose ownership exceeds 5% of the registrant's common stock that have represented to the registrant that they are registered investment advisers or investment companies registered under section 8 of the Investment Company Act of 1940.

Number of shares outstanding of SST's Common Stock, no par value, as of the latest practicable date February 29, 2008: 104,192,412

Documents Incorporated by Reference

The registrant has incorporated by reference portions of its definitive Proxy Statement for its 2008 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission by April 29, 2008.

Silicon Storage Technology, Inc.
Form 10-K
For the Year Ended December 31, 2007
TABLE OF CONTENTS

PART I

Item 1. Business

Overview

Silicon Storage Technology, Inc. (SST, us or we) is a leading supplier of NOR flash memory semiconductor devices for the digital consumer, networking, wireless communications and Internet computing markets. NOR flash memory is a form of nonvolatile memory that allows electronic systems to retain information when the system is turned off. NOR flash memory is used in hundreds of millions of consumer electronics and computing products annually.

We produce and sell many products based on our SuperFlash design and manufacturing process technology. Our products are incorporated into products sold by many well-known companies including Apple, Asustek, BenQ, Cisco, Dell, First International Computer, or FIC, Gigabyte, Haier, Huawei, Infineon, Intel, IBM, Inventec, Legend Lenovo, LG Electronics, Freescale Semiconductor, NEC, Nintendo, Panasonic, Philips, Quanta, Samsung, Sanyo, Seagate, Sony, Sony Ericsson, Toshiba, Texas Instruments, VTech and ZTE.

We also produce and sell other semiconductor products including smartcard integrated circuits, or ICs, and modules, NAND flash controllers and NAND-controller based modules, radio frequency, or RF, ICs and modules.

We license our SuperFlash technology for applications in semiconductor devices that integrate flash memory with other functions on a monolithic chip to leading semiconductor companies including X-Fab, Analog Devices, IBM, Freescale Semiconductor, Inc., National Semiconductor Corporation, NEC Corporation, Oki Electric Industry Co., Samsung Electronics Co. Ltd., Sanyo Electric Co., Ltd., or Sanyo, Seiko Epson Corporation, Shanghai Grace Semiconductor Manufacturing Corporation, or Grace, Shanghai Huahong NEC Electronics Co., Ltd., Taiwan Semiconductor Manufacturing Co., Ltd., or TSMC, Toshiba Corporation, Vanguard International Semiconductor Corporation, Powerchip Semiconductor Corporation and Winbond Electronics Corporation.

We have installed our semiconductor manufacturing processes at several leading wafer foundries and semiconductor manufacturers including Advanced Wireless Semiconductor, Grace, Samsung Electronics Co., Ltd., Sanyo, Seiko Epson Corporation, Shanghai Hua Hong NEC Electronics Co. Ltd., TSMC and Yasu Semiconductor Corporation, or Yasu. These companies produce semiconductor wafers for us that contain our intellectual property and technology. These wafers are electrically tested and then subdivided into many small rectangular chips, or die. We work with leading semiconductor assembly and test companies to finish our products by encapsulating them in a package and testing them. We are working with Grace, Powerchip Semiconductor Corporation and TSMC, among others, to develop new technology for manufacturing our products.

The semiconductor industry has historically been cyclical, characterized by periodic changes in business conditions caused by product supply and demand imbalance. When the industry experiences downturns, they often occur in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns are characterized by weak product demand, excessive inventory and accelerated decline of selling prices. We experienced a decrease in the average selling price, or ASP, of our products as a result of the industry-wide oversupply and excessive inventory in the market in the second half of 2004 and the first half of 2005. We saw strengthening of market demand in the second half of 2005 and pricing remained relatively stable in 2006 and 2007. Our business could be further harmed by industry-wide prolonged downturns in the future.

The consumer electronics manufacturing industry is concentrated in Asia. We manufacture virtually all of our products in Asia and we sell most of our products in Asia. We derived 87.6%, 87.7% and 88.8% of our net product revenues during 2005, 2006 and 2007, respectively, from product shipments to Asia.

Industry Background

Semiconductor integrated circuits are critical components used in an increasingly wide variety of applications, such as computers and computer systems, communications equipment, consumer products and industrial automation and control systems. As integrated circuit performance has improved and physical size and costs have decreased, the use of semiconductors in many applications has grown significantly.

Historically, the demand for semiconductors has been driven by the PC market. In recent years, growth in demand for semiconductors relating to PCs has been outpaced by growth in demand for semiconductors that are used in digital electronic devices for communication and consumer applications. Communications applications include digital subscriber line modems, cable modems, networking equipment, wireless local area network, or WLAN, devices, cellular phones and Global Positioning Systems, or GPS. Consumer-oriented digital electronic devices include digital cameras, DVD players, MP3 players, personal data assistants, or PDAs, set-top boxes, Digital TVs and video games.

In order to function correctly, PCs and other digital electronic devices require program code. The program code defines how devices function and affects how they are configured. Nonvolatile memory devices were originally used by the personal computer, or PC, industry to provide the BIOS (basic input/output system) to give the PC sufficient information to start up (boot) and to facilitate its access to its high volume nonvolatile memory stored in magnetic media including hard disk drives. In PCs, the code stored in the nonvolatile memory or BIOS, initiates the loading of the PC's operating system, which is then read from the disk drive. In the case of other digital electronic devices, the program code is stored in its entirety in nonvolatile memory, generally flash memory. As a result, virtually every digital electronic system that uses a processor or controller for computing, consumer electronics, communications, and industrial applications requires nonvolatile memory. The predominant forms of nonvolatile memory include Read-Only Memory (ROM), Programmable Read-Only Memory (PROM) and flash memory.

System manufacturers generally prefer nonvolatile memory devices that can be reprogrammed efficiently in the system in order to achieve several important advantages. With reprogrammable memory, manufacturers can cost effectively change program codes in response to faster product cycles and changing market specifications. This in turn greatly simplifies inventory management and manufacturing processes. Reprogrammable memory also allows the manufacturer to reconfigure or update a system either locally or through a network connection. In addition, in-system reprogrammable devices can be used for data storage functions, such as storage of phone numbers for speed dialing in a cellular phone or captured images in a digital camera. Flash memory provides these features better than other forms of nonvolatile memory.

Flash memory is the predominant reprogrammable nonvolatile memory device used to store program code and data. Flash memory can electrically erase select blocks of data on the device much faster and more simply than with alternative solutions, such as Erasable Programmable Read-Only Memory, or EPROM. Moreover, flash memory is significantly less expensive than other re-programmable solutions, such as Electrically Erasable Programmable Read-Only Memory, or EEPROMs. There are two types of flash memories; NOR and NAND, in terms of memory cell array architecture. NOR flash memories are typically used for storing program code and NAND flash memories are typically used for data storage. The rapid growth of flash memory has been fueled by the explosive growth of digital electronic devices that adopted flash memory as the main storage medium for code and data. According to a November 2007 Webfeet Research report, worldwide flash memory revenue was estimated at $25.7 billion in 2007 and is expected to grow to $30.1 billion in 2008 and to $52.7 billion in 2012.

Our Solution

We are a leading supplier of NOR flash memory semiconductor devices. We believe our proprietary flash memory technology, SuperFlash, offers superior performance, high reliability and a fast, fixed erase time. We further believe that our SuperFlash technology can be scaled to use the semiconductor industry's most advanced technology nodes and can employ the industry's lowest cost manufacturing processes.

Our NOR flash devices have densities ranging from 256,000 bits (256 Kb) to 64 million bits (64 Mb). These products are generally used to store the instruction set used by the microprocessor or controller in the electronic system product to direct its function. NOR memory can also be used to store mass data in a system, but it is generally less expensive to use NAND memory for this purpose. While NOR memory can be used to store data, NAND memory is generally not useful for the storage of execute-in-place instruction code due to its block data access and existence of defective memory cells that require special error detection and correction management. As a result, electronic systems often use NOR alone or NOR (with RAM, or controller) and NAND together but virtually never NAND memory alone.

Our Strategy

Our objective is to become the leading worldwide supplier of NOR flash memory devices, a leading supplier of other semiconductor products in the portable consumer electronics market and the leading licensor of embedded flash technology. We intend to achieve our objectives by:

Maintaining a leading position in the program code storage market. We believe that program code storage is an attractive segment of the flash memory market. The number, variety and performance of digital electronic applications continue to increase. Virtually all of these devices need some sort of nonvolatile memory to direct the function of the product's microprocessor or controller. We believe that our proprietary SuperFlash technology is superior because it offers higher reliability and better performance at a lower cost than competing solutions. We regularly introduce additional standard and application specific memory products, including our ComboMemory products. ComboMemory products are used for wireless and portable applications that combine volatile and nonvolatile memory on a single monolithic device or on multiple die in a common package for optimized performance. We are extending our family of serial flash products which offer smaller form factors for manufacturers that are producing ever smaller and more compact consumer devices. In addition, we are continuing to develop versions of our products that consume less power. These lower voltage devices are particularly desirable when applied in battery-powered electronic systems.

Continuing to enhance our leading flash memory technology. We believe that our proprietary SuperFlash technology is less complicated, more reliable, more scalable and more cost-effective than competing NOR flash memory technologies. Our ongoing research and development efforts are focused on enhancing our leading flash memory technology by working closely with technology partners who operate wafer fabrication facilities with advanced lithographic and other manufacturing equipment. As consumer electronics companies produce more complex and more compact products, we intend to meet their needs and continue to produce some of the smallest and thinnest semiconductor products. We are also developing and reducing the cost of the associated assembly technologies.

Leveraging our technology and supply chain to become a premier provider of additional semiconductor products. Many consumer electronics products incorporate our flash memory products. We are expanding our product line to include additional devices that these manufacturers need for their products. We provide RF power amplifier and transceiver products for wireless applications such as cellular phones, WLAN, Bluetooth, data pagers and cordless telephones. We also provide NAND flash controllers that we believe give electronics systems manufacturers superior flexibility in the design and manufacture of their systems. Many digital electronic devices currently being introduced, such as MP3 players, digital cameras and PDAs, require high-density NAND flash memory for storing music, pictures and other data that require large data storage capacities in addition to the NOR memory required to operate the system's controller. We believe that the application market for high-density NAND flash memory is attractive based on its potential size and growth. We are further developing our NAND controllers with embedded NOR flash to address the high-density memory market.

We also offer a selection of our products in die form. This allows our customers to develop multi-chip module products for unusual or small form factor products such as Bluetooth earsets and GPS receivers. We also provide multi-chip module products that incorporate die from other semiconductor manufacturers. We intend to continue to develop new products and leverage our supply chain to take advantage of the significant growth opportunities in the wireless applications market with specific focus on cellular phone, GPS, WLAN and Bluetooth applications.

Maintaining a leading position in licensing embedded flash technology. We believe that our proprietary SuperFlash technology is well-suited for embedded memory applications, which integrate flash memory and other functions onto a monolithic chip. Many electronic system manufacturers have incorporated our technology into the semiconductor devices that are at the heart of their products. We are expanding our licensing of SuperFlash technology to additional semiconductor wafer foundries at ever finer technology nodes for embedded flash applications to enhance the value of our technology to these electronic system manufacturers.

Our Products

Currently, we offer low to medium density NOR flash devices (256 Kbit to 64 Mbit) and other products that target a broad range of existing and emerging applications in the digital consumer, networking, wireless communications and Internet computing markets. Our products are segmented largely based upon attributes such as density, voltage, access speed, package and target application. We divide our products into two reportable segments: Memory Products and Non-Memory Products.

Our Memory Product segment, which is comprised of NOR flash memory products, includes the Multi-Purpose Flash, or MPF, family, the Multi-Purpose Flash Plus, or MPF+ family, the Concurrent SuperFlash, or CSF family, the Firmware Hub, or FWH family, the Serial Flash family, the ComboMemory family, the Many-Time Programmable, or MTP family, and the Small Sector Flash, or SSF family.

Our Non-Memory Products segment includes other semiconductor products including flash microcontrollers, smartcard ICs and modules, radio frequency ICs and modules, NAND controllers and NAND-controller based modules.

Technology Licensing

We license our SuperFlash technology to semiconductor manufacturers for use in embedded flash applications. We intend to increase our market share by entering into additional license agreements for our SuperFlash process and memory cell technology with leading wafer foundries and semiconductor manufacturers. We expect to continue to receive licensing fees and royalties from these agreements. We design our products using our patented memory cell technology and fabricate them using our patented process technology. As of December 31, 2007, we held 237 patents in the United States relating to certain aspects of our products and processes, with expiration dates ranging from 2010 to 2027 and have filed for several more. In addition, we hold several patents in Europe, Japan, Korea, Taiwan, and China.

Customers

We provide high-performance flash memory solutions and other products to customers in four major markets: digital consumer, networking, wireless communications and Internet computing. Our customers benefit by obtaining products that we believe are highly reliable, technologically advanced and have attractive cost structures. As a result of these highly desirable benefits, we have developed relationships with many of the industry's leading companies. In digital consumer products, we provide products for consumer electronic companies including LG, Hon Hai, Micronas, Apple, Samsung, Lite-On, NEC, Funai, Sony, Orion, BenQ, Sigma Design, ALCO, Inventec, Pioneer, Nintendo, BBK, Toshiba, JVC, Mattel, Panasonic (Matsushita), Sanyo, Konka, Canon, Hisense, Creative, Daewoo, Thomson, Sharp, Reigncom, Olympus, TiVO, and Haier. In networking, we provide products for Broadcom, Atheros, Conexant, Alpha Networks, Gemtek, Gongjin, Hon Hai, Edimax, Avocent, TP-Link, ZTE, Senao, Cameo Communications, Sagem Orga, Adtran, Askey, Intel, Asustek, Global Sun, Thomson, Huawei, TCL, Comtrend, Buffalo, Tecom, Mitsumi, Arris, Cybertan, and

Samsung. In wireless communications, we provide products for companies including Syscom, Samsung, Sirf, Crestfounder, USI, GN Netcom, Sagem Orga, Alps, Gemalto, ZTE, Hon Hai, Cambridge Silicon Radio, Watchdata System, Pansun Infotech, Haier, CCT, Wuhan Tienyu Information Industry, Magnificent Mile, Taiyo Yuden, Mitsumi, Ningbo Bird, Logitech, VTech,and Garmin. In Internet computing, we provide a wide array of products for companies including Asustek, Seagate, Western Digital, TPV Technology, Hon Hai, Quanta, Intel, Giga-Byte, Quanta, ECS, Inventec, Titanic, Lenovo, Matsushita, Sharp, Fujitsu-Siemens, Wistron, Mitac, Microstar, Fujitsu, Epson, Buffalo, Samsung, Brother, USI, Canon, Lite-On, NEC, IBM, and Toshiba.

The following tables illustrate revenue by geographic regions. Revenue by geographic region is determined on where product is shipped to by us or our logistics center or where license revenue is generated.

	Year ended December 31,		
	2005	2006	2007
	(Amount in thousands)		
United States	$ 21,261	$ 24,173	$ 23,349
Europe	32,008	32,381	26,802
Japan	26,455	40,752	40,303
Korea	32,702	30,734	37,487
Taiwan	74,753	97,552	112,930
China (including Hong Kong)	208,658	193,674	138,761
Other Asian Countries	35,062	33,243	32,116
	$430,899	$452,509	$411,748

See Note 15. "Segment and Geographic Reporting" to our consolidated financial statements for further information regarding our revenue by geographic region and location of our long-lived assets.

Sales and Distribution

We sell a majority of our products to customers in Asia through our representatives. We distribute a majority of our products through our logistics center. We also sell and distribute our products in North America and Europe through manufacturers' representatives and distributors. Our manufacturer representative and distributor relationships are generally cancelable, with reasonable notice, by either party.

Backlog

Our product sales are made primarily using short-term cancelable purchase orders. The quantities actually purchased by the customer, as well as shipment schedules, are frequently revised to reflect changes in the customer's needs and in our supply of products. Accordingly, the dollar amount associated with our backlog of open purchase orders at any given time is not a meaningful indicator of future sales. Changes in the amount of our backlog do not necessarily reflect a corresponding change in the level of actual or potential sales.

Applications

As the Digital Consumer, Networking, Wireless Communications and Internet Computing industries continue to expand and diversify, new applications are likely to be developed. We believe our products are designed to address this expanding set of applications:

Digital Consumer		Networking	Wireless Communications	Internet Computing
TV Replayer	Set-top Box	VoIP	Cellular Phone	Information Appliance
Digital TV	CD-ROM Drive	DSL Modem	Data Pager	Notebook PC
Digital Camera	CD-RW Drive	Cable Modem	Cordless Telephone	Desktop PC
Digital Camcorder	DVD-ROM Drive	V.90/56K Modem	GPS on Cellular Phone	Hard Disk Drive
DVD Player	DVD-RAM Drive	Wireless LAN	Bluetooth Applications	LCD Monitor
DVD Recorder	DVD-RW Drive	Network Interface Card	Wireless Modems	Palm PC
VCD Player	Web Browser	Router/Switch		X-PC
MP3 Player	Hand-held GPS			Server
Video Game	Electronic Toys			Graphics Card
PDA	smartcards			Printer
Electronic Book	Memory Cards			Copier/Scanner
Remote Controller	Electronic Organizer			Bar Code Scanner
				Thin Client System

Manufacturing

We purchase wafers and sorted die from semiconductor manufacturing foundries, have these products shipped directly to subcontractors for packaging, testing, and finishing, and then ship the final product to our customers. Virtually all of our subcontractors are located in Asia.

Wafer and Sorted Die. During 2007, our major wafer fabrication foundries were TSMC, Grace, Sanyo, HHNEC and Seiko-Epson. In 2007, wafer sort, which is the process of testing individual die on silicon wafer, was performed at King Yuan Electronics Company, Limited, or KYE, Lingsen, HHNEC, Sanyo, Seiko-Epson and TSMC. In order to obtain, on an ongoing basis, an adequate supply of wafers, we have considered and will continue to consider various possible options, including equity investments in foundries in exchange for secure production volumes, the formation of joint ventures to own and operate foundries and the licensing of our proprietary technology. We hold an equity investment in Grace Semiconductor Manufacturing Corporation, or GSMC, a Cayman Islands company. Grace is GSMC's wafer foundry subsidiary and is located in Shanghai, People's Republic of China.

Packaging, Testing and Finishing. In the assembly process, the individual dies are separated and assembled into packages. Following assembly, the packaged devices require testing and finishing to segregate conforming from nonconforming devices and to identify devices by performance levels. Currently, all devices are tested and inspected pursuant to our quality assurance program at our international subcontracted test facilities before shipment to customers. Certain facilities currently perform consolidated assembly, packaging, test and finishing operations all at the same location. During 2007, most subcontracted facilities performing the substantial majority of our operations were in Taiwan. The subcontractors with the largest amount of our activity are KYE, Lingsen, and Powertech Technology, Incorporated, or PTI. We hold equity investments in three subcontractors: Apacer Technology, Inc., or Apacer, KYE and PTI. For newly released products, the initial test and finishing activities are performed at our Sunnyvale facility.

Research and Development

We believe that our future success will depend in part on the development of next generation technologies with reduced feature size. During 2005, 2006 and 2007, we spent $48.7 million, $53.0 million and $58.7 million, respectively, on research and development. Our research efforts are focused on process development and product development. Our research strategy is to collaborate with our partners to advance our technologies. We work simultaneously with several partners on the development of multiple generations of technologies. In addition, we allocate our resources and personnel into category-specific teams to focus on new product development. From time to time we invest in, jointly develop with, license or acquire technology from other companies in the course of developing products.

Competition

The semiconductor industry is intensely competitive and has been characterized by price erosion, rapid technological change and product obsolescence. We compete with major domestic and international semiconductor companies, many of whom have substantially greater financial, technical, marketing, distribution, manufacturing and other resources than us. Our low density memory products, sales of which presently account for substantially all of our revenues, compete against products offered by Macronix, ST Microelectronics, PMC, EON, and Winbond. Our medium-density memory products compete with products offered by Spansion, Macronix, Winbond, Samsung and ST Microelectronics. If we are successful in developing our high-density products, these products will compete principally with products offered by Spansion, Intel, Samsung, and ST Microelectronics, as well as any new companies who may enter the market. In addition, competition may come from alternative technologies such as ferroelectric random access memory device, or FRAM, technology.

The competition in the existing markets for some of our other product families, such as the FlashFlex51 microcontroller product family, is extremely intense. We compete principally with major companies such as Atmel, Microchip Technology, Freescale Semiconductor, Inc, Philips and Winbond in the microcontroller market. We may, in the future, also experience direct competition from our foundry partners. We have licensed to our foundry partners the rights to fabricate certain products based on our proprietary technology and circuit design, and to sell such products worldwide, subject to royalty payments back to us. Our smartcard products compete with Masked ROM and flash or EEPROM offerings primarily from Infineon, Renesas, Samsung and STMicroelectronics. For radio frequency IC products, the competition in the existing markets is also extremely intense. Our radio frequency IC products compete primarily with Microsemi, SiGe, Richwave, and Anadigics, especially in the WLAN markets.

We compete principally on price, reliability, functionality and the ability to offer timely delivery to customers. While we believe that our low density memory products currently compete favorably on the basis of cost, reliability and functionality, it is important to note that some of our principal competitors have a significant advantage over us in terms of greater financial, technical and marketing resources. Our long-term ability to compete successfully in the evolving flash memory market will depend on factors both within and beyond our control, including access to advanced process technologies at competitive prices, successful and timely product development, wafer supply, product pricing, actions of our competitors and general economic conditions.

Employees

As of December 31, 2007, we employed 715 individuals on a full-time basis, 402 of whom reside in the United States. Of these 715 employees, 120 were employed in manufacturing support, 386 in engineering, 112 in sales and marketing and 97 in administration, finance and information technology. Our employees are not represented by a collective bargaining agreement, nor have we ever experienced any work stoppage related to strike activity. We believe that our relationship with our employees is good.

Executive Officers

The following table lists the names, ages and positions of our executive officers as of January 1, 2008. There are no family relationships between any executive officer. Executive officers serve at the discretion of our Board of Directors.

Name	Age	Position
Bing Yeh	57	President, Chief Executive Officer and Chairman of the Board
Yaw Wen Hu	58	Executive Vice President, Chief Operating Officer and Director
Derek J. Best	56	Senior Vice President, Sales and Marketing
Michael S. Briner	60	Senior Vice President, Application Specific Product Group
Chen Tsai	55	Senior Vice President, Worldwide Backend Operations
Paul S. Lui	57	Senior Vice President, Standard and Special Product Group
James B. Boyd	55	Senior Vice President, Finance and Chief Financial Officer

Bing Yeh, one of our co-founders, has served as our President and Chief Executive Officer and has been a member of our board of directors since our inception in 1989. Prior to that, Mr. Yeh served as a senior research and development manager of Xicor, Inc., a nonvolatile memory semiconductor company. From 1981 to 1984, Mr. Yeh held program manager and other positions at Honeywell Inc. From 1979 to 1981, Mr. Yeh was a senior development engineer of EEPROM technology of Intel Corporation. He was a Ph.D. candidate in Applied Physics and earned an Engineer Degree in Electrical Engineering at Stanford University. Mr. Yeh holds a M.S. and a B.S. in Physics from National Taiwan University.

Yaw Wen Hu, Ph.D., joined us in July 1993 as Vice President, Technology Development. In 1997, he was given the additional responsibility of wafer manufacturing and, in August 1999, he became Vice President, Operations and Process Development. In January 2000, he was promoted to Senior Vice President, Operations and Process Development. In April 2004, he was promoted to Executive Vice President and Chief Operating Officer. Dr. Hu has been a member of our board of directors since September 1995. From 1990 to 1993, Dr. Hu served as deputy general manager of technology development of Vitelic Taiwan Corporation. From 1988 to 1990, he served as FAB engineering manager of Integrated Device Technology, Inc. From 1985 to 1988, he was the director of technology development at Vitelic Corporation. From 1978 to 1985, he worked as a senior development engineer in Intel Corporation's Technology Development Group. Dr. Hu holds a B.S. in Physics from National Taiwan University and a M.S. in Computer Engineering and a Ph.D. in Applied Physics from Stanford University.

Derek J. Best joined us in June 1997 as Vice President of Sales and Marketing. In June 2000 he was promoted to Senior Vice President, Sales & Marketing. Prior to joining SST he worked for Micromodule Systems, a manufacturer of high-density interconnect technology, as vice president marketing and sales world wide from 1992 to 1996. From 1987 to 1992 he was a co-founder and owner of Mosaic Semiconductor, a SRAM and module semiconductor company. Mr. Best holds an Electrical Engineering degree from Portsmouth University in England.

Michael S. Briner joined us as Vice President, Design Engineering in November 1997, and became Vice President, Products during 1999. He was promoted to Senior Vice President of Application Specific Product Group in February 2001. From 1993 to 1997, he served as vice president of design engineering for Micron Quantum Devices, Inc., a subsidiary of Micron Technology, Inc., chartered to develop and manufacture flash memory products. From 1986 through 1992, he served as director of design engineering for the Nonvolatile Division of Advanced Micro Devices, Inc. In this position, he was instrumental in helping AMD become a major nonvolatile memory manufacturer. Mr. Briner holds a B.S. in Electrical Engineering from the University of Cincinnati.

Chen Tsai joined us in August 1996 as Senior Manager, Yield Enhancement and became Director, Product and Test Engineering the same year. In 1999, he became Director of Worldwide Backend Operations and in 2000 he was promoted to Vice President of Worldwide Backend Operations. In October 2004, Mr. Tsai was appointed Senior Vice President of Worldwide Backend Operations. From 1992 to 1996, Mr. Tsai was Manager of Process Development at Atmel Corporation, a manufacturer of semiconductors, where he was also a staff engineer of E2PROM from 1989 to 1992. From 1988 to 1989, he was vice president of technology at Tristar Technology, Inc., a wireless systems company. From 1980 to 1988 he held various positions at Xicor, Inc. and Teledyne Semiconductor. Mr. Tsai holds a B.S. in Physics from Show Chu University and a M.S. in both Physics and Electrical Engineering from Florida Institute of Technology.

Paul S. Lui joined us as Vice President and General Manager of the Linvex Product Line in June 1999 and became Vice President, Special Product Group in June 2001. In May 2006, he was promoted to Senior Vice President, Standard and Special Product Group. From 1994 to 1999, he was the president and founder of Linvex Technology Corporation. From 1987 to 1994, he was the president and chief executive officer of Macronix, Inc. From 1981 to 1985, he served as group general manager at VLSI Technology, Inc. where he was responsible for transferring that company's technology to Korea. In addition, Mr. Lui has held senior engineering positions at the Synertek Division of Honeywell and McDonnell Douglas. Mr. Lui holds an M.S.E.E. degree from University of California, Berkeley and a B.S. degree in Electrical Engineering and Mathematics from California Polytechnic State University, San Luis Obispo.

James B. Boyd joined us as Chief Financial Officer and Senior Vice President, Finance in June 2007. Before joining SST, Mr. Boyd spent seven years as chief financial officer for ESS Technology, a manufacturer of DVD and image sensor chips, where he was responsible for all financial and legal functions. Prior to that, he was chief financial officer for Gatefield Corp., a manufacturer of nonvolatile reprogrammable FPGAs. Mr. Boyd has also held finance positions at companies ranging in size from Fortune 100 firms to start-ups. Mr. Boyd holds a Bachelor of Science degree and master's degree in business from the University of Wisconsin and a law degree from Golden Gate University School of Law.

Available Information

We were incorporated in California in 1989. Additional information is available free of charge through our Internet website, *www.sst.com*. This information includes our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. Risk Factors

Risks Related to Our Business

The matters relating to the review of our historical stock option granting practices and the restatement of our consolidated financial statements has resulted in litigation, which could harm our financial results.

In March 2007, our Board of Directors determined to conduct a voluntary review of our historical stock option grant practices covering the time from our initial public offering in 1995 through 2007. The review was led by the Chairman of the Audit Committee of the Board of Directors with the assistance of outside independent legal counsel, and began on or about March 15, 2007. As described further in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2. to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2006, the Chairman of the Audit Committee has reached the conclusion that incorrect measurement dates were used for financial accounting purposes for stock option grants made in certain prior periods. As a result, we have recorded additional non-cash stock-based compensation expense, and related tax effects, related to stock option grants and have restated our historical financial statements. The review of our historical stock option granting practices has also required us to incur substantial expenses for legal, accounting, tax and other professional services, totaling $12.0 million for the year ended December 31, 2007. In addition, the review diverted management's attention from our business, and could in the future harm our business, financial condition, results of operations and cash flows.

Our historical stock option granting practices and the restatement of our prior financial statements have exposed us to greater risks associated with litigation and regulatory proceedings. As described in Item 3. "Legal Proceedings," several derivative complaints have been filed against our directors and certain of our executive officers pertaining to allegations relating to stock option grants. These or future similar complaints, or any future litigation or regulatory action may not result in the same conclusions reached by the Chairman of the Audit Committee. The conduct and resolution of these matters or other litigation will be time consuming, expensive and may distract management from the conduct of our business.

We also voluntarily contacted the SEC regarding the review and, as of the date of the filing of this Annual Report on Form 10-K, the SEC is continuing an informal inquiry of our historical stock option grant practices. In October 2007, we met with the SEC and provided it with the status of the review, and in November 2007, we voluntarily provided the SEC with further documents. We plan to continue to cooperate with the SEC in its inquiry.

While we believe that we have made appropriate judgments in concluding the correct measurement dates for option grants, the SEC may disagree with the manner in which we have accounted for and reported, or not reported, the financial impact of past option grant measurement date errors, and there is a risk that its inquiry could lead to circumstances in which we may have to further restate our prior financial statements, amend prior filings with the SEC, or otherwise take other actions not currently contemplated. Any such circumstance could also lead to future delays in filing our subsequent SEC reports and delisting of our common stock from the NASDAQ Global Market. Furthermore, if we are subject to adverse findings in any of these matters, we could be required to pay damages or penalties or have other remedies imposed upon us which could harm our business, financial condition, results of operations and cash flows.

We have not been in compliance with SEC reporting requirements and NASDAQ listing requirements and may continue to face compliance issues with such regulatory bodies. If we are unable to remain in compliance with SEC reporting requirements and NASDAQ listing requirements our business will be harmed.

Due to the independent review and resulting restatement we were unable to file our periodic reports with the SEC on a timely basis during 2007 and faced the possibility of the delisting of our common stock from the NASDAQ Global Market. As a result of our failure to file our periodic reports on a timely basis, we are not eligible to use a registration statement on Form S-3 to register offers and sales of our securities until all periodic reports have been timely filed for at least 12 months. In addition, if the NASDAQ Listing and Hearing Review Council concludes that we are not in compliance with applicable listing requirements, then we may be unable to continue to list our stock on the NASDAQ Global Market. Despite our filing in January 2008 of our delinquent periodic reports we remain in violation of NASDAQ listing requirements due to our failure to hold an annual meeting of shareholders in 2007. Although we anticipate holding an annual meeting in Spring 2008, if our common stock is delisted the price of our common stock and the ability of our shareholders to trade our common stock could be adversely affected. In addition, we would be subject to a number of restrictions regarding the registration and qualification of our common stock under federal and state securities laws.

We are subject to the risks of additional lawsuits from former officers and employees in connection with our historical stock option practices, the resulting restatement, and the remedial measures we have taken.

Former employees may bring lawsuits against us or engage us in arbitration relating to their stock options and other matters. These lawsuits may be time consuming and expensive, and cause further distraction from the operation of our business. The adverse resolution of any specific lawsuit could harm our business, financial condition and results of operations.

We may incur additional expenses in order to assist our employees with potential income tax liabilities which may arise under Section 409A of the Internal Revenue Code.

As a result of our review of our historical stock option granting practices, we have determined that a number of our outstanding stock option awards were granted at exercise prices below the fair market value of our stock on the appropriate accounting measurement date. The primary adverse tax consequence is that the re-measured options vesting after December 31, 2004 are potentially subject to option holder excise tax under Section 409A of the Internal Revenue Code and, as applicable, similar excise taxes under state law or foreign law. Our employees who hold options which are determined to have been granted with exercise prices below the fair market value of the underlying shares of common stock on the appropriate measurement date may be subject to taxes, penalties and interest under Section 409A if no action is taken to cure the options from exposure under Section 409A before December 31, 2008.

We intend to conduct a tender offer by which active employees who are option holders will be offered the opportunity to amend or exchange their options to avoid the adverse tax consequences of Section 409A. We anticipate that we will record additional expenses in periods when such actions are taken.

Our operating results fluctuate materially, and an unanticipated decline in revenues may disappoint securities analysts or investors and result in a decline in our stock price.

Although we were profitable for the year ended December 31, 2004, we incurred net losses for the years ended December 31, 2007, 2006, 2005 and 2003. Our operating results have fluctuated significantly and our past financial performance should not be used to predict future operating results. Our recent quarterly and annual operating results have fluctuated, and may continue to fluctuate, due to the following factors, all of which are difficult to forecast and many of which are out of our control:

- the availability, timely delivery and cost of wafers or other manufacturing and assembly services from our suppliers;
- competitive pricing pressures and related changes in selling prices;
- fluctuations in manufacturing yields and significant yield losses;
- new product announcements and introductions of competing products by us or our competitors;
- product obsolescence;
- lower of cost or market, obsolescence or other inventory adjustments;
- changes in demand for, or in the mix of, our products;
- the gain or loss of significant customers;
- market acceptance of products utilizing our SuperFlash® technology;
- changes in the channels through which our products are distributed and the timeliness of receipt of distributor resale information;
- exchange rate fluctuations;
- general economic, political and environmental-related conditions, such as natural disasters;
- changes in our allowance for doubtful accounts;
- valuation allowances on deferred tax assets based on changes in estimated future taxable income;
- difficulties in forecasting, planning and management of inventory levels;
- unanticipated research and development expenses associated with new product introductions;
- the timing of significant orders and of license and royalty revenue;

- valuation of investments and long-term assets; and
- the impact of the sub-prime mortgage crisis on our cash and other investments.

As recent experience confirms, a downturn in the market for goods that incorporate our products can also harm our operating results.

Our operating expenses are relatively fixed, and we order materials in advance of anticipated customer demand. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Our operating expenses are relatively fixed, and we therefore have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our projections. We may experience revenue shortfalls for the following reasons:

- sudden drops in consumer demand which may cause customers to cancel backlog, push out shipment schedules, or reduce new orders, possibly due to a slowing economy or inventory corrections among our customers;
- significant declines in selling prices that occur because of competitive price pressure during an over-supply market environment;
- sudden shortages of raw materials for fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers which, in turn, harm our ability to meet our sales obligations; and
- the reduction, rescheduling or cancellation of customer orders.

In addition, political or economic events beyond our control can suddenly result in increased operating costs. In addition, we are now required to record compensation expense on stock option grants and purchases under our employee stock purchase plan which substantially increases our operating costs and impacts our earnings (loss) per share.

We incurred significant inventory valuation and adverse purchase commitment adjustments in 2005, 2006 and 2007 and we may incur additional significant inventory valuation adjustments in the future.

We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate materially. The value of our inventory is dependent on our estimate of future average selling prices, and, if our projected average selling prices are over estimated, we may be required to adjust our inventory value to reflect the lower of cost or market. As of December 31, 2007, we had $50.2 million of net inventory on hand, a decrease of $23.7 million, or 32.1%, from December 31, 2006. Total valuation adjustments to inventory and adverse purchase commitments were $15.2 million in 2006 and $8.5 million in 2007. Due to the large number of units in our inventory, even a small change in average selling prices could result in a significant adjustment and could harm our financial results. Some of our customers have requested that we ship them product that has a finished goods date of manufacture that is less than one year. As of December 31, 2007, our allowance for excess and obsolete inventories includes an allowance for our on hand finished goods inventory with a date of manufacture of greater than two years and for certain products with a date of manufacture of greater than one year. In the event that this becomes a common requirement, it may be necessary for us to provide for an additional allowance for our on hand finished goods inventory with a date of manufacture of greater than one year, which could result in a significant adjustment and could harm our financial results.

Cancellations or rescheduling of backlog may result in lower future revenue and harm our business.

Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business in the future. We experienced a decrease in the average selling prices of our products as a result of the industry-wide oversupply and excessive inventory in the market in the second half of 2004 and the first half of 2005. Although we saw strengthening of market demand in the second half of 2005 and pricing remained relatively stable in 2006 and 2007, there was price erosion in selected areas. Our business could be further harmed by industry-wide prolonged downturns in the future.

Our business may suffer due to risks associated with international sales and operations.

During 2005, 2006 and 2007, our international product and licensing revenues accounted for 95.1%, 94.7% and 94.3% of our net revenues, respectively. Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would harm our operating results. These risks include:

- difficulties in complying with regulatory requirements and standards;
- tariffs and other trade barriers;
- costs and risks of localizing products for foreign countries;
- reliance on third parties to distribute our products;
- extended accounts receivable payment cycles;
- potentially adverse tax consequences;
- limits on repatriation of earnings; and
- burdens of complying with a wide variety of foreign laws.

In addition, we have made equity investments in companies with operations in several Asian countries. The value of our investments is subject to the economic and political conditions particular to their industries and their countries, foreign exchange rates, and the global economy. If we determine that a change in the recorded value of an investment is other than temporary, we will adjust the value of the investment. Such an expense could have a negative impact on our operating results.

We derived 87.6%, 87.7% and 88.8% of our net product revenues from Asia during 2005, 2006 and 2007, respectively. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region. If countries where we do business experience severe currency fluctuation and economic deflation, it can negatively impact our revenues and also negatively impact our ability to collect payments from customers. In this event, the lack of capital in the financial sectors of these countries may make it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. Finally, the economic situation can exacerbate a decline in selling prices for our products as our competitors reduce product prices to generate needed cash.

It should also be noted that we are greatly impacted by the political, economic and military conditions in Taiwan. Taiwan and China are continuously engaged in political disputes and both countries have continued to conduct military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. Any of these events can delay production or shipment of our products. Any kind of activity of this nature or even rumors of such activity can harm our operations, revenues, operating results, and stock price.

We invest in companies for strategic reasons and may not realize a return on our investments.

We make investments in companies around the world to further our strategic objectives and support our key business initiatives. Such investments include investments in equity securities of public companies and investments in non-marketable equity securities of private companies, which range from early-stage companies that are often still defining their strategic direction to more mature companies whose products or technologies may directly support our products or initiatives. The success of these companies is dependent on product development, market acceptance, operational efficiency, and other key business success factors. The private companies in which we invest may fail because they may not be able to secure additional funding, obtain favorable investment terms for future financings, or take advantage of liquidity events such as initial public offerings, mergers, and private sales. If any of these private companies fail, we could lose all or part of our investment in that company. If we determine that an other-than-temporary decline in the fair value exists for the equity securities of the public and private companies in which we invest, we write down the investment to its fair value and recognize the related write-down as an investment loss. For the years ended December 31, 2006 and 2007, we recorded impairments on our investments of $44.1 million and $22.4 million, respectively. Furthermore, when the strategic objectives of an investment have been achieved, or if the investment or business diverges from our strategic objectives, we may decide to dispose of the investment. Our investments in nonmarketable equity securities of private companies are not liquid, and we may not be able to dispose of these investments on favorable terms or at all. The occurrence of any of these events could negatively affect our results of operations.

Our investment portfolio may be impaired by further deterioration of the capital markets.

Our cash and cash equivalents and short-term investment portfolio as of December 31, 2007 consists of money market funds, federal, state and municipal government obligations, foreign and public corporate debt securities and listed equity securities. We follow an established investment policy and set of guidelines to monitor, manage and limit our exposure to interest rate and credit risk. The policy sets forth credit quality standards and limits our exposure to any one issuer. As a result of current adverse financial market conditions, some financial instruments, such as structured investment vehicles, sub-prime mortgage-backed securities and collateralized debt obligations, may pose risks arising from liquidity and credit concerns. As of December 31, 2007, we had no direct holdings in these categories of investments and our exposure to these financial instruments through our indirect holdings in money market mutual funds was not material to total cash, cash equivalents and short-term investments. As of December 31, 2007, we had no impairment charge associated with our short-term investment portfolio. However, we cannot predict future market conditions or market liquidity and our investment portfolio may be impaired by future events.

Terrorist attacks and threats, and government responses thereto, could harm our business.

Terrorist attacks in the United States or abroad against American interests or citizens, U.S. retaliation for these attacks, threats of additional terrorist activity and the war in Iraq have caused our customer base to become more cautious. Any escalation in these events or similar future events may disrupt our operations or those of our customers, distributors and suppliers, affect the availability of materials needed to manufacture our products, or affect the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer spending in particular, which could harm our business.

We do not typically enter into long-term contracts with our customers, and the loss of a major customer could harm our business.

We do not typically enter into long-term contracts with our customers. In addition, we cannot be certain as to future order levels from our customers. In the past, when we have entered into a long-term contract, the contract has generally been terminable at the convenience of the customer.

We depend on stocking representatives and distributors to generate a majority of our revenues.

We rely on stocking representatives and distributors to establish and maintain customer relationships and to sell our products. These stocking representatives and distributors could discontinue their relationship with us or discontinue selling our products at any time. The majority of our stocking representatives are located in Asia. The loss of our relationship with any stocking representative or distributor could harm our operating results by impairing our ability to sell our products to our end customers.

We depend on Silicon Professional Technology Ltd., or SPT, our logistics center, to support many of our customers in Asia.

We out-source our end customer service logistics in Asia to SPT, which supports our customers in Taiwan, China and other Southeast Asia countries. SPT provides forecasting, planning, warehousing, delivery, billing, collection and other logistic functions for us in these regions. SPT is a wholly owned subsidiary of Professional Computer Technology, or PCT, which is one of our stocking representatives in Taiwan. During 2005, 2006 and 2007, SPT serviced end customer shipments accounting for 58.5%, 59.1% and 60.1%, respectively, of our net product revenues recognized. As of December 31, 2006 and 2007, SPT accounted for 68.9%, and 65.3% respectively, of our net accounts receivable. For further description of our relationships with PCT and SPT, please refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation—Related Party Transactions."

We do not have any long-term contracts with SPT, PCT or Silicon Professional Alliance Corporation, or SPAC, another subsidiary of PCT. SPT, PCT or SPAC may cease providing services to us at any time. If SPT, PCT or SPAC were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions, and it could impair our ability to collect accounts receivable from SPT and may harm our business.

We depend on a limited number of foreign foundries to manufacture our products, and these foundries may not be able to satisfy our manufacturing requirements, which could cause our revenues to decline.

We outsource substantially all of our manufacturing and testing activities. We currently buy all of our wafers and sorted die from a limited number of suppliers. The majority of our products are manufactured by five foundries, Grace and Shanghai Hua Hong NEC Electronic Company Limited, or HHNEC, in China and TSMC in Taiwan, Seiko-Epson and Yasu in Japan. We have an equity investment in GSMC, a Cayman Islands company, which owns a wafer foundry subsidiary, Grace, in Shanghai, China. We anticipate that these foundries, together with Sanyo in Japan, Samsung in Korea and Vanguard and Powerchip Semiconductor Corporation, or PSC, in Taiwan will continue to manufacture substantially all of our products in the foreseeable future. If these suppliers fail to satisfy our requirements on a timely basis at competitive prices we could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could harm our operating results.

Our revenues may be impacted by our ability to obtain adequate wafer supplies from our foundries. The foundries with which we currently have arrangements, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and in ramping-up new product production and we could experience these delays in the future. During the first quarter of 2006, we experienced fabrication issues with one of our wafer foundries and capacity constraints for certain package types at one of our backend suppliers. We are also subject to the risks of service disruptions, raw material shortages and price increases by our foundries. Such disruptions, shortages and price increases could harm our operating results.

Manufacturing capacity has in the past been difficult to secure and if capacity constraints arise in the future our revenues may decline.

In order to grow, we need to increase our present manufacturing capacity. The existing capacity from Grace, HHNEC, TSMC and PowerChip available were insufficient during 2007. Events that we have not foreseen could arise which would further limit our capacity. Similar to our investment in GSMC, we may determine that it is necessary to invest substantial capital in order to secure appropriate production capacity commitments. If we cannot secure additional manufacturing capacity on acceptable terms, our ability to grow will be impaired and our operating results will be harmed.

Our cost of revenues may increase if we are required to purchase manufacturing capacity in the future.

To obtain additional manufacturing capacity, we may be required to make deposits, equipment purchases, loans, joint ventures, equity investments or technology licenses in or with wafer fabrication companies. These transactions could involve a commitment of substantial amounts of our capital and technology licenses in return for production capacity. We may be required to seek additional debt or equity financing if we need substantial capital in order to secure this capacity and we cannot assure you that we will be able to obtain such financing.

If our foundries fail to achieve acceptable wafer manufacturing yields, we will experience higher costs of revenues and reduced product availability.

The fabrication of our products requires wafers to be produced in a highly controlled and ultra-clean environment. Semiconductor companies that supply our wafers have, from time to time, experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the foundry's manufacturing process technology. Low yields may result from marginal design or manufacturing process drift. Yield problems may not be identified until the wafers are well into the production process, which often makes them difficult, time consuming and costly to correct. Furthermore, we rely on independent foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If our foundries fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability, which could harm our operating results.

If our foundries discontinue the manufacturing processes needed to meet our demands, or fail to upgrade the technologies needed to manufacture our products, we may face production delays and lower revenues.

Our wafer and product requirements typically represent a small portion of the total production of the foundries that manufacture our products. As a result, we are subject to the risk that a foundry will cease production on an older or lower-volume manufacturing process that it uses to produce our parts. Additionally, we cannot be certain our foundries will continue to devote resources to advance the process technologies on which the manufacturing of our products is based. Either one of these events could increase our costs and harm our ability to deliver our products on time.

Our dependence on third-party subcontractors to assemble and test our products subjects us to a number of risks, including an inadequate supply of products and higher costs of materials.

We depend on independent subcontractors to assemble and test our products. Our reliance on these subcontractors involves the following significant risks:

- reduced control over delivery schedules and quality;
- the potential lack of adequate capacity during periods of strong demand;
- difficulties selecting and integrating new subcontractors;
- limited warranties on the service they provide to us;

- potential increases in prices due to capacity shortages and other factors; and
- potential misappropriation of our intellectual property.

These risks may lead to increased costs, delayed product delivery or loss of competitive advantage, which would harm our profitability and customer relationships.

Because our flash memory products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

Due to the flash memory product cycle we usually require more than nine months to realize volume shipments after we first contact a customer. We first work with customers to achieve a design win, which may take three months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which typically lasts an additional nine months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

We face intense competition from companies with significantly greater financial, technical and marketing resources that could harm sales of our products.

We compete with major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution, and other resources than we do. Many of our competitors have their own facilities for the production of semiconductor memory components and have recently added significant capacity for such production. Our low density memory products; medium density memory products, and high density memory products, if we are successful in developing these products, face substantial competition. In addition, we may in the future experience direct competition from our foundry partners. We have licensed to our foundry partners the right to fabricate products based on our technology and circuit design, and to sell such products worldwide, subject to our receipt of royalty payments. Competition may also come from alternative technologies such as ferroelectric random access memory devices, or FRAM, magneto-resistive random access memory, or MRAM, or other developing technologies.

Our markets are subject to rapid technological change and, therefore, our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

- rapidly changing technologies;
- evolving and competing industry standards;
- changing customer needs;
- frequent new product introductions and enhancements;
- increased integration with other functions; and
- rapid product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs. In addition, products for communications applications are based on continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and incur significant expense to redesign our products and ensure compliance with relevant standards. We believe that products for these applications will encounter intense competition and be highly price sensitive. While we are currently developing and introducing new products for these applications, we cannot assure you that these products will reach the market on time, will satisfactorily address customer needs, will be sold in high volume, or will be sold at profitable margins.

We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

Our future success depends in part on the continued service of our key design engineering, sales, marketing and executive personnel and our ability to identify, recruit and retain additional personnel.

We are highly dependent on Bing Yeh, our President and Chief Executive Officer, as well as the other principal members of our management team and engineering staff. There is intense competition for qualified personnel in the semiconductor industry, in particular the highly skilled design, applications and test engineers involved in the development of flash memory technology. Competition is especially intense in Silicon Valley, where our corporate headquarters are located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. The failure to recruit and retain key design engineers or other technical and management personnel could harm our business.

Our ability to compete successfully depends, in part, on our ability to protect our intellectual property rights.

We rely on a combination of patent, trade secrets, copyrights, mask work rights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries. Litigation may continue to be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. As of December 31, 2007, we held 237 patents in the United States relating to certain aspects of our products and processes, with expiration dates ranging from 2010 to 2027 and have filed for several more. In addition, we hold several patents in Europe, Japan, Korea, Taiwan, and China. We cannot assure you that any pending patent application will be granted. Our operating results could be harmed by the failure to protect our intellectual property.

We are engaged in derivative suits, which may become time consuming, costly and divert management resources and could impact our stock price.

Securities class action law suits are often brought against companies, particularly technology companies, following periods of volatility in the market price of their securities. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and management resources in defending against such claims. We are currently facing multiple shareholder derivative complaints. The complaints were brought purportedly on behalf of SST against certain of our current and former officers and directors and allege, among other things, that the named officers and directors: (a) breached their fiduciary duties as they colluded with each other to backdate stock options, (b) violated Rule 10b-5 of the Securities Exchange Act of 1934 through their alleged actions, and (c) were unjustly enriched by their receipt and retention of such stock options.

From time to time, we are also involved in other legal actions arising in the ordinary course of business. There can be no assurance that the shareholder class action complaints, the shareholder derivative complaints or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring payments in the future which may adversely impact gross margins. No estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies. As a result, no losses have been accrued in our financial statements as of December 31, 2007.

During the course of these lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could harm the market price of our stock. We have incurred certain costs associated with defending these matters, and at any time, additional claims may be filed against us, which could increase the risk, expense and duration of the litigation. Further, because of the amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure. For more information with respect to our litigation, please also see Item 3. "Legal Proceedings."

If we are accused of infringing the intellectual property rights of other parties we may become subject to time consuming and costly litigation. If we lose, we could suffer a significant impact on our business and be forced to pay damages.

Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products or pay damages that could harm our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims.

We receive from time to time, letters or communications from other companies stating that such companies have patent rights that involve our products. Since the design of most of our products is based on SuperFlash technology, any legal finding that the use of our SuperFlash technology infringes the patent of another company would have a significantly negative effect on our entire product line and operating results. Furthermore, if such a finding were made, there can be no assurance that we could license the other company's technology on commercially reasonable terms or that we could successfully operate without such technology. Moreover, if we are found to infringe, we could be required to pay damages to the owner of the protected technology and could be prohibited from making, using, selling, offering to sell or importing into the United States any products that infringe the protected technology. In addition, the management attention consumed by and legal cost associated with any litigation could harm our operating results. During the course of these lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could harm the market price of our stock.

If an earthquake or other natural disaster strikes our manufacturing facility or those of our suppliers, we would be unable to manufacture our products for a substantial amount of time and we would experience lost revenues.

Our corporate headquarters are located in California near major earthquake faults. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster such as typhoon near one or more of our major suppliers, like the earthquakes in April 2006 and December 2006 or the typhoons in September 2001 and July 2005 that occurred in Taiwan, could potentially disrupt the operations of those suppliers, which could then limit the supply of our products and harm our business.

A virus or viral outbreak in Asia could harm our business.

We derive substantially all of our revenues from Asia and our logistics center is located in Taiwan. A virus or viral outbreak in Asia, such as the SARS outbreak in early 2003 or threat of the Avian flu, could harm the operations of our suppliers, distributors, logistics center and those of our end customers, which could harm our business.

Prolonged electrical power outages, energy shortages, or increased costs of energy could harm our business.

Our design and process research and development facilities and our corporate offices are located in California, which is susceptible to power outages and shortages as well as increased energy costs. To limit this exposure, all corporate computer systems at our main California facilities are on battery back-up. In addition, all of our engineering and back-up servers and selected corporate servers are on generator back-up. While the majority of our production facilities are not located in California, more extensive power shortages in the state could delay our design and process research and development as well as increase our operating costs.

Our growth has in the past placed a significant strain on our management systems and resources and if we fail to manage our growth, our ability to market or sell our products or develop new products may be harmed.

Our business has in the past experienced rapid growth which strained our internal systems and future growth will require us to continuously develop sophisticated information management systems in order to manage our business effectively. We have implemented a supply-chain management system and a vendor electronic data interface system. There is no guarantee that these measures, in themselves, will be adequate to address any growth, or that we will be able to foresee in a timely manner other infrastructure needs before they arise. Our success depends on the ability of our executive officers to effectively manage our growth. If we are unable to manage our growth effectively, our results of operations will be harmed. If we fail to successfully implement new management information systems, our business may suffer severe inefficiencies that may harm the results of our operations.

We have determined that we have a material weakness in our internal control over financial reporting. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to evaluate and determine the effectiveness of our internal control over financial reporting. We have dedicated a significant amount of time and resources to ensure compliance with this legislation for the year ended December 31, 2007 and will continue to do so for future fiscal periods. We may encounter problems or delays in completing the review, evaluation, and the implementation of improvements. Additionally, management's assessment of our internal control over financial reporting may identify deficiencies that need to be addressed in our internal control over financial reporting or other matters that may raise concerns for investors.

The restatement of financial statements in prior filings with the SEC is a strong indicator of the existence of a material weakness in the design or operation of internal control over financial reporting. We concluded that the control deficiencies that resulted in the restatement of the previously issued consolidated financial statements were remediated, and thus concluded that the control deficiencies relating to our historical stock option grant practices that resulted in the restatement of the previously-issued financial statements did not constitute a material weakness as of December 31, 2006. However, as of December 31, 2006 and 2007, we did not maintain effective controls over the completeness, accuracy, valuation and presentation and disclosure of inventory and the related cost of revenue accounts. Specifically, our controls over the recording of inventory adjustments resulting from physical inventory observations, capitalization of production variances into inventory and valuation of inventory related reserves in accordance with generally accepted accounting principles in the United States, were not effective. These control deficiencies resulted in audit adjustments to the 2006 and 2007 consolidated annual and interim financial statements. Additionally, these control deficiencies could result in misstatements to the inventory and the related cost of revenue accounts and disclosures that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, we determined that these control deficiencies constitute a material weakness at December 31, 2006 and 2007. Because of this material weakness, our management concluded that, as of December 31, 2006 and 2007, we did not maintain effective internal control over financial reporting based on those criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result, PricewaterhouseCoopers LLP, issued an adverse opinion with respect to the effectiveness of our internal controls over financial reporting for the years ended December 31, 2006 and 2007.

Should we determine in future fiscal periods that we have additional material weaknesses in our internal controls over financial reporting, the reliability of our financial reports may be impacted, and our results of operations or financial condition may be harmed and the price of our common stock may decline.

Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue fluctuations and affect our reported results of operations.

A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may even affect reporting of transactions completed before the change is effective. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practice have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, we adopted SFAS No. 123(R) in the first quarter of 2006 which requires us to record charges to earnings for the stock options we grant and purchases of our common stock under our employee stock purchase plan.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Marketplace rules are creating uncertainty for public companies. We continually evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we have invested resources to comply with evolving laws, regulations and standards, and this investment has resulted in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

In the past four years we have acquired Emosyn, LLC a fabless semiconductor manufacturer specializing in the design and marketing of smartcard ICs for SIM applications, G-Plus, Inc., a semiconductor manufacturer specializing in the design and marketing of radio frequency ICs and monolithic microwave ICs and Actrans

Systems Inc., a fabless semiconductor company that designs flash memory and EEPROMs. We expect to continue to evaluate and consider a wide array of potential strategic transactions, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, including interests in our existing subsidiaries and joint ventures. At any given time we may be engaged in discussions or negotiations with respect to one or more of such transactions. Any such transactions could be material to our financial condition and results of operations. There is no assurance that any such discussions or negotiations will result in the consummation of any transaction. The process of integrating any acquired business may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

- diversion of management time, as well as a shift of focus from operating the businesses to issues of integration and future products;
- declining employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects, or the direction of the business;
- the need to integrate each company's accounting, management information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;
- the need to implement controls, procedures and policies appropriate for a public company at companies that prior to acquisition had lacked such controls, procedures and policies; and
- in some cases, the need to transition operations onto our technology platforms.

International acquisitions involve additional risks, including those related to integration of operations across different cultures and languages, currency risks, and the particular economic, political, and regulatory risks associated with specific countries. Moreover, we may not realize the anticipated benefits of any or all of our acquisitions. As a result of future acquisitions or mergers, we might need to issue additional equity securities, spend our cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce our profitability and harm our business.

Risks Related to Our Industry

Our success is dependent on the growth and strength of the flash memory market.

Substantially all of our products, as well as all new products currently under design, are stand-alone flash memory devices or devices embedded with flash memory. A memory technology other than SuperFlash may be adopted as an industry standard. Our competitors are generally in a better financial and marketing position than we are from which to influence industry acceptance of a particular memory technology. In particular, a primary source of competition may come from alternative technologies such as FRAM or MRAM devices if such technology is commercialized for higher density applications. To the extent our competitors are able to promote a technology other than SuperFlash as an industry standard; our business will be seriously harmed.

The selling prices for our products are extremely volatile and have historically declined during periods of over capacity or industry downturns.

The semiconductor industry has historically been cyclical, characterized by periodic changes in business conditions caused by product supply and demand imbalance. When the industry experiences downturns, they often occur in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns are characterized by weak product demand, excessive inventory and accelerated decline of selling prices. We experienced a decrease in the average selling prices of our products as a result of the industry-wide oversupply and excessive inventory in the market in the second half of 2004 and the first half of 2005. Although we saw strengthening of market demand in the second half of 2005 and pricing remained relatively stable in 2006 and 2007, there was price erosion in selected areas. Our business could be further harmed by industry-wide prolonged downturns in the future.

There is seasonality in our business and if we fail to continue to introduce new products this seasonality may become more pronounced.

Sales of our products in the consumer electronics applications market are subject to seasonality. As a result, sales of these products are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of each year. In the past we have been able to mitigate such seasonality with the introduction of new products throughout the year. If we fail to continue to introduce new products, our business may suffer and the seasonality of a portion of our sales may become more pronounced.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2007, we occupied three major facilities totaling approximately 132,000 square feet in Sunnyvale, California which is where our executive offices, research and development, principal manufacturing engineering and testing facilities are located. Of the three major facilities occupied, we own one facility totaling approximately 20,000 square feet and we lease two facilities totaling approximately 112,000 square feet. The leases on the two facilities expire in 2010. We also have approximately 96,000 square feet of office space in various domestic and international sites with expiration ranging from 2008 to 2026. We believe these facilities and any others we may lease in the future are adequate to meet our needs for at least the next 12 months.

For information regarding long-lived assets by geography, see Note 15. "Segment Reporting" to our consolidated financial statements.

Item 3. Legal Proceedings

In January and February 2005, multiple putative shareholder class action complaints were filed against SST and certain directors and officers alleging insider trading and manipulation of stock prices, in the United States District Court for the Northern District of California, following our announcement of anticipated financial results for the fourth quarter of 2004. On March 24, 2005, the putative class actions were consolidated under the caption *In re Silicon Storage Technology, Inc., Securities Litigation*, Case No. C 05 00295 PJH (N.D. Cal.). On May 3, 2005, the Honorable Phyllis J. Hamilton appointed the "Louisiana Funds Group," consisting of the Louisiana School Employees' Retirement System and the Louisiana District Attorneys' Retirement System, to serve as lead plaintiff and the law firms of Pomeranz Haudek Block Grossman & Gross LLP and Berman DeValerio Pease Tabacco Burt & Pucillo to serve as lead counsel and liaison counsel, respectively, for the class. Lead plaintiff filed a Consolidated Amended Class Action Complaint on July 15, 2005, which the Court dismissed with leave to amend on March 10, 2006. Plaintiff filed a second amended complaint on May 1, 2006, again seeking unspecified damages for alleged violations of federal securities laws during the period from April 21, 2004 to December 20, 2004. We responded with a motion to dismiss on June 19, 2006. On March 9, 2007, the Court issued an Order granting our motion to dismiss, *with prejudice*, and on March 12, 2007 entered a judgment that plaintiffs take nothing and the action be dismissed on the merits. Lead plaintiff filed a notice of appeal but did not follow through and by stipulation, the suit was dismissed.

In January and February 2005, following the filing of the putative class actions, multiple shareholder derivative complaints were filed in California Superior Court for the County of Santa Clara, purportedly on behalf of SST against certain of our directors and officers. The factual allegations of these complaints were substantially identical to those contained in the putative shareholder class actions filed in federal court. The derivative complaints asserted claims for, among other things, breach of fiduciary duty and violations of the California Corporations Code. These derivative actions were consolidated under the caption *In Re Silicon Storage Technology, Inc. Derivative Litigation*, Lead Case No. 1:05CV034387 (Cal. Super. Ct., Santa Clara Co.).

On April 28, 2005, the derivative action was stayed by court order. On October 19, 2007, following the dismissal with prejudice of the putative class actions, the court lifted this stay. On December 6, 2007, plaintiffs filed a consolidated amended complaint reiterating some of the previous claims and asserting claims substantially identical to those contained in the *Chuzhoy v. Yeh* (Cal. Super. Ct., Santa Clara Co.) and *In re Silicon Storage Technology, Inc., Derivative Litigation* (N.D. Cal., San Jose Div.) putative derivative actions. We intend to continue to take all appropriate actions in response to this lawsuit. The impact related to the outcome of this matter is undeterminable at this time.

On July 13, 2006, a shareholder derivative complaint was filed in the United States District Court for the Northern District of California by Mike Brien under the caption *Brien v. Yeh, et al.*, Case No. C06-04310 JF (N.D. Cal.). On July 18, 2006, a shareholder derivative complaint was filed in the United States District Court for the Northern District of California by Behrad Bazargani under the caption *Bazargani v. Yeh, et al.*, Case No. C06-04388 HRL (N.D. Cal.). Both complaints were brought purportedly on behalf of SST against certain of our current directors and certain of our current and former officers and allege among other things, that the named officers and directors: (a) breached their fiduciary duties as they colluded with each other to backdate stock options, (b) violated Rule 10b-5 of the Securities Exchange Act of 1934 through their alleged actions, and (c) were unjustly enriched by their receipt and retention of such stock options. The *Brien* and *Bazargani* cases were consolidated into one case: *In re Silicon Storage Technology, Inc. Derivative Litigation*, Case No. C06-04310 JF and a consolidated amended shareholder derivative complaint was filed on October 30, 2006. No response is due until after the plaintiff files a second amended consolidated complaint. On October 31, 2006, a similar shareholder derivative complaint was filed in the Superior Court of the State of California for the County of Santa Clara by Alex Chuzhoy under the caption *Chuzhoy v. Yeh, et al.*, Case No. 1-06-CV-074026. This complaint was brought purportedly on behalf of SST against certain of our current directors and certain of our current and former officers and alleges among other things, that the named officers and directors breached their fiduciary duties as they colluded with each other to backdate stock options and were allegedly unjustly enriched by their actions. The *Chuzhoy* complaint also alleges that certain of our officers and directors violated section 25402 of the California Corporations Code by selling shares of our common stock while in possession of material non-public adverse information. No response is due until after the plaintiff files an amended complaint. We intend to take all appropriate action in responding to all of the complaints.

On or about July 13, 2007, a patent infringement suit was brought by OPTi Inc. in the United States District Court for the Eastern District of Texas alleging infringement of two United State patents related to a "Compact ISA-bus Interface". The plaintiff seeks a permanent injunction, and damages for alleged past infringement, as well as any other relief the court may grant that is just and proper. At this time, discovery has not yet commenced, and we intend to vigorously defend the suit.

From time to time, we are also involved in other legal actions arising in the ordinary course of business. We have accrued certain costs associated with defending these matters. There can be no assurance that the shareholder class action complaints, the shareholder derivative complaints or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring payments in the future which may adversely impact net income. No estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies. As a result, no losses associated with these or other litigation have been accrued in our financial statements as of December 31, 2007.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted during the fourth quarter of 2007 to a vote of security holders.

PART II

Item 5. Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

The principal U.S. market for our common stock is the NASDAQ Global Market (formerly the NASDAQ National Market). The only class of our securities that is traded is our common stock. Our common stock has traded on the NASDAQ Global Market since November 21, 1995, under the symbol SSTI. The following table sets forth the quarterly high and low sales prices of the common stock for the period indicated as reported by the NASDAQ Global Market. These prices do not include retail mark-ups, markdowns, or commissions. The closing sales price of our common stock on December 31, 2007, the last trading day in 2007, was $2.99.

2006		High	Low
First Quarter:	January 1 - March 31, 2006	$5.68	$3.91
Second Quarter:	April 1 - June 30, 2006	5.02	3.47
Third Quarter:	July 1 - September 30, 2006	4.36	3.51
Fourth Quarter:	October 1 - December 31, 2006	4.88	4.02

2007		High	Low
First Quarter:	January 1 - March 31, 2007	$5.81	$4.35
Second Quarter:	April 1 - June 30, 2007	5.17	3.57
Third Quarter:	July 1 - September 30, 2007	4.07	2.61
Fourth Quarter:	October 1 - December 31, 2007	3.83	2.61

Comparison of Five Year Cumulative Total Return(1)

The following graph compares the total cumulative stockholder return on our common stock with the total cumulative return of the NASDAQ Composite Index and the RDG Semiconductor Composite Index for the five year period from December 31, 2002 through December 31, 2007.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Silicon Storage Technology, Inc., The NASDAQ Composite Index
And The RDG Semiconductor Composite Index


$300
$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
Silicon Storage Technology, Inc.
NASDAQ Composite
RDG Semiconductor Composite

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

Approximate Number of Equity Security Holders

As of December 31, 2007, there were approximately 456 record holders of our common stock.

Dividends

We have never paid a cash dividend on our common stock and we intend to continue to retain earnings, if any, to finance future growth. Accordingly, we do not anticipate paying cash dividends to holders of common stock in the foreseeable future.

Equity Compensation Plan Information

Information regarding our equity compensation plans is contained in Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" under the caption "Executive Compensation—Equity Compensation Plan Information," and is incorporated herein by reference.

(1) This stock performance chart shall not be deemed to be "soliciting material" or be deemed "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

Item 6. Selected Consolidated Financial Data

The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

	Year ended December 31,				
	2003	2004(1)	2005(1)	2006(2)	2007(3)
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$295,041	$449,198	$430,899	$452,509	$411,748
Cost of revenues	219,289	322,059	352,417	333,643	291,332
Gross profit	75,752	127,139	78,482	118,866	120,416
Total operating expenses	122,408	97,726	102,615	102,745	144,475
Income (loss) from operations	(46,656)	29,413	(24,133)	16,121	(24,059)
Net income (loss)	$(84,849)	$26,656	$(26,624)	$(20,777)	$(48,957)
Net income (loss) per share—basic	$ (0.90)	$ 0.28	$ (0.26)	$ (0.20)	$ (0.47)
Net income (loss) per share—diluted	$ (0.90)	$ 0.27	$ (0.26)	$ (0.20)	$ (0.47)
Consolidated Balance Sheet Data:					
Total assets	$396,621	$501,440	$478,212	$465,978	$403,465
Long-term obligations	$ 1,423	$ 1,307	$ 2,627	$ 2,030	$ 7,548
Shareholders' equity	$318,937	$368,315	$375,944	$365,715	$322,553

(1) Results of operations include the effects of the acquisitions of Emosyn LLC and G-Plus, Inc. in 2004 and the acquisition of Actrans Systems Inc. in 2005.

(2) Results for 2006 include the impairment of our equity investments in Grace Semiconductor Manufacturing Corporation of $40.6 million and Nanotech Inc. of $3.5 million and the gain on the sale of our investment in PTI of $12.2 million.

(3) Results of operations include the impairment of our equity investments in Grace Semiconductor Manufacturing Corporation of $19.4 million and EoNex of $3.0 million and the impairment of goodwill and intangible assets of $19.0 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking Information

Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A. "Risk Factors," as well as those discussed elsewhere in this report.

Audit Committee Findings Relating to Stock Option Review

In March 2007, the Board of Directors of SST initiated a voluntary review of SST's historical stock option granting practices covering the time from our initial public offering in 1995 through 2007. The review was led by the Chairman of the Audit Committee of the Board of Directors with the assistance of outside independent legal counsel, and began on or about March 15, 2007.

Based on the findings of the Chairman, we identified a number of occasions on which we used an incorrect measurement date for financial accounting and reporting purposes. These errors resulted primarily from our use from 1997 through mid-2002, of certain date selection methods discussed below which resulted in grantees receiving options with stated exercise prices lower than the market price of the underlying stock on the revised measurement dates. We ceased using such practices beginning in mid-2002. The Chairman found that, beginning in mid-2002, we improved our stock option grant processes with respect to new hire, merit and promotion grants and have generally granted and priced our stock options for new hires, merit and promotions in an objective and consistent manner since that time. However, from 1997 through 2005, we used incorrect measurement dates for financial accounting and reporting purposes for company-wide or retention stock option grants and in various other circumstances. The Chairman's review did not identify any additional stock-based compensation charges from measurement date issues subsequent to 2005.

As a result of the errors we identified, in connection with filing our Annual Report on Form 10-K for the year ended December 31, 2006, we restated our historical financial statements, from 1997 through 2005, to record $42.0 million of charges related to stock-based compensation and associated payroll tax expense, net of related income tax effects. These additional stock-based compensation expense charges were non-cash and had no impact on our reported revenue, cash, cash equivalents or marketable securities for each of the restated periods.

For further information, please refer to Note 2. "Restatement of Consolidated Financial Statements" in our Annual Report on Form 10-K for the year ended December 31, 2006.

Overview

We are a leading supplier of NOR flash memory semiconductor devices for the digital consumer, networking, wireless communications and Internet computing markets. NOR flash memory is a form of nonvolatile memory that allows electronic systems to retain information when the system is turned off. NOR flash memory is now used in hundreds of millions of consumer electronics and computing products annually.

We produce and sell many products based on our SuperFlash design and manufacturing process technology. Our products are incorporated into products sold by many well-known companies including Apple, Asustek, Cambridge Silicon Radio, Canon, Compal, Dell, Epson, First International Computer, or FIC, Foxconn, or Honhai, Fujitsu, Funai, Garmin, Gigabyte, GN Netcom, Haier, Hewlett Packard, Huawei, Infineon, Intel, IBM, Inventec, JVC, Lenovo, Lexmark, LG Electronics, Lite-On IT, Matsushita, or Panasonic, Micronas, Motorola, NEC, Nintendo, Philips, Pioneer, Quanta, Sagem, Samsung, Sanyo, Seagate, Sony, Sony Ericsson, TCL, Thomson, TiVO, Toshiba, USI, Western Digital, and ZTE.

We also produce and sell other semiconductor products including flash microcontrollers, smartcard ICs and modules, RF ICs and modules, NAND controllers and NAND-controller based memory modules.

One of our key initiatives is the further development of our non-memory business. Our objective is to transform SST from a pure play in flash memory to become a multi-product line semiconductor company and a leading licensor of embedded flash technology. We continue to execute on our plan to derive a significant portion of our revenue from non-memory products, including embedded controllers, NAND-controller based modules, smartcard ICs and radio frequency ICs and modules. We believe non-memory products represent an area in which we have significant competitive advantages and also an area that can yield, in the long run, profitable revenue with higher ASPs and more stable gross margins than our memory products.

2007 in Review

We are focusing our attention on executing a growth strategy that we began more than three years ago. With the recognition that our core memory business will continue to experience average selling price pressure that would limit our revenue growth potential, we began in late 2004 investing in products and technologies that are expected to yield average selling prices, or ASPs, that are expected to be substantially higher than our current products. While our memory business continues to be healthy, we believe that a strategy of diversification will allow for better growth opportunities and higher return for our shareholders. We have invested internally and externally on new technologies designed to enhance our competitive position. These new products include the following:

- *NANDrive, a high-performance, small form-factor solid state drive.* NANDrive contains an integrated ATA Controller and NAND Flash die in a multichip package and is used as a basic building block of storage for a wide variety of applications. It is currently available in multiple densities up to 4GB with higher density 8GB, 16GB and 32GB in development. To date, we have more than 20 design wins for this product family and we expect to see its revenue gradually ramp up in the later part of 2008.
- *All-In-OneMemory.* This is a memory subsystem that blends key benefits of NOR, NAND, and RAM in a unified architecture which offers very high-density execute-in-place code storage and is designed to satisfy the growing data storage needs of embedded applications. Our first commercial samples of this product are expected to be available in June 2008, with the first product in this family expected to be released to production in the third quarter of 2008.
- *FlashMate.* A technology, jointly developed with InSyde Software that combines our expertise in NAND flash controllers and memory subsystem design with Insyde Software's expertise in PC BIOS, system software and power management to create a complete application subsystem. With more than 100 million notebooks sold each year worldwide, the revenue potential for this product is favorable given that the average selling price is likely to be significantly higher than any of our current products. We expect to tape out the FlashMate design in mid-2008 and to have the first series of product samples available in the second half of 2008.
- *MelodyWing, a wireless audio solution.* This product offers uncompressed, wire-equivalent sound quality for use in both home theater surround sound and multi-room audio broadcasting applications and allows significantly enhanced sound quality over other wireless audio products on the market.

As the design-in cycle with major accounts for all of these products is at least 12 months, we expect to see revenue from NANDrive and MelodyWing in the second half of 2008 and with FlashMate and All-in-OneMemory beginning to contribute revenue in 2009. We will continue to introduce new, value-added products throughout the course of 2008.

Our core memory business remains robust. For the past 10 years, an increasing number of electronic products have been designed around microprocessors and microcontrollers and virtually all of these products incorporate some low density NOR flash memory for code storage. In some cases, the code size for each product is also increasing as consumers demand more features and functionality. Further, as the definition of low-density continues to expand into 16, 32 and 64 mbit densities, the addressable market for our products grows steadily. We believe this creates an opportunity for us and gives strong evidence that our core business will benefit from a growing market. We are continually driving towards these increasing densities and smaller geometries through the advantages of our SuperFlash technology. Currently, the range for low density NOR is between 512 kilobits up to sixteen megabits of memory. We address this market with feature-rich, cost-effective products which allow us to support a very broad range of applications. For applications requiring smaller memory, we offer embedded SuperFlash technology through licensing agreements.

In our application categories, for 2007 as compared to 2006, revenue from wireless communications increased by 10.2% while revenue from of our digital consumer applications declined by 19.1%, Internet computing applications declined by 27.5% and networking applications increased by 27.0%.

Outlook

We expect to see a substantial decline in the first quarter of 2008 in our higher margin business as a result of seasonal weakness and the uncertainty in the U.S. and world economies. Further, our decision to focus on high-margin business opportunities as a result of our capacity shortage in 2007 expectedly resulted in the loss of market share in some of our high-volume, commodity customers which we expect to affect our revenue over the next several quarters.

To alleviate some of the manufacturing capacity constraints we experienced in 2007, we have been working with several foundries to bring up additional capacity at the 180 and 250 nanometer technology nodes. As we enter 2008, we expect the normal seasonality in the first half to bring our capacity back in line with demand. Currently, we have started a 120-nanometer pilot production at both Grace and PowerChip. By gradually converting our products from 180 nanometer to 120 nanometer, we expect our unit output from Grace to increase by the fourth quarter of 2008.

Concentrations

We derived 87.6%, 87.7% and 88.8% of our net product revenues during 2005, 2006 and 2007, respectively, from product shipments to Asia. In addition, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia.

Shipments to our top ten end customers, which exclude transactions through stocking representatives and distributors, accounted for 27.2%, 20.1% and 17.8% of our net product revenues in 2005, 2006 and 2007, respectively.

No single end customer, which we define as original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, contract electronic manufacturers, or CEMs, or end users, represented 10.0% or more of our net product revenues during 2005, 2006 and 2007.

We ship products to, and have accounts receivable from, OEMs, ODMs, CEMs, stocking representatives, distributors, and our logistics center. Our stocking representatives, distributors and logistics center reship our products to our end customers, including OEMs, ODMs, CEMs and end users. Shipments, by us or our logistic center, to our top three stocking representatives for reshipment accounted for 40.3%, 48.5% and 60.3% of our product shipments in 2005, 2006 and 2007, respectively. In addition, the same three stocking representatives solicited sales, for which they received a commission, for 18.3%, 10.3% and 9.1% of our product shipments to end users in 2005, 2006 and 2007, respectively.

We out-source our end customer service logistics in Asia to Silicon Professional Technology Ltd., or SPT, which supports our customers in Taiwan, China and other Southeast Asia countries. SPT provides forecasting, planning, warehousing, delivery, billing, collection and other logistic functions for us in these regions. SPT is a wholly-owned subsidiary of one of our stocking representatives in Taiwan, Professional Computer Technology Limited, or PCT. Please see a description of our relationship with PCT under "Related Party Transactions." Products shipped to SPT are accounted for as our inventory held at our logistics center, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. For the years ended December 31, 2005, 2006 and 2007, SPT serviced end customer sales accounting for 58.5%, 59.1% and 60.1% of our net product revenues recognized. As of December 31, 2005, 2006 and 2007, SPT represented 69.6%, 68.9% and 65.3% of our net accounts receivable, respectively.

Our product sales are made primarily using short-term cancelable purchase orders. The quantities actually purchased by the customer, as well as shipment schedules, are frequently revised to reflect changes in the customer's needs and in our supply of products. Accordingly, our backlog of open purchase orders at any given time is not a meaningful indicator of future sales. Changes in the amount of our backlog do not necessarily reflect a corresponding change in the level of actual or potential sales.

Results of Operations

Net Revenues (in thousands)

	Year Ended			Increase (Decrease) 2005 vs. 2006		Increase (Decrease) 2006 vs. 2007	
	December 31, 2005	December 31, 2006	December 31, 2007				
Memory revenue	$331,691	$350,156	$333,451	$18,465	5.6%	$(16,705)	(4.8)%
Non-Memory revenue	62,405	65,285	38,465	2,880	4.6%	(26,820)	(41.1)%
Product revenue	394,096	415,441	371,916	21,345	5.4%	(43,525)	(10.5)%
Technology licensing	36,803	37,068	39,832	265	0.7%	2,764	7.5%
Total net revenues	$430,899	$452,509	$411,748	$21,610	5.0%	$(40,761)	(9.0)%

The following discussions are based on our reportable segments described in Note 15. to our consolidated financial statements.

Memory Products

Memory revenue decreased in 2007 from 2006 primarily due to supply constraints due to wafer shortages from our foundry sources. These shortages led to orders that could not be fulfilled and forced us to be more selective in order acceptance. As a result, certain revenue opportunities were lost due to our inability to produce an adequate supply of products. While overall unit shipments increased 3.4% for 2007, average selling prices declined 8.8% due to continuing competitive pricing pressures in low density markets.

Memory revenue increased 5.6% for 2006 from 2005 primarily due to a 3.7% increase in unit shipments. Increased demand for wireless communication products and networking applications led to the results. Average selling prices also increased 1.6%.

Non-Memory Products

Non-memory revenue decreased substantially for 2007 from 2006. Supply constraints, a 15.0% decrease in units shipped and a 27.8% decrease in average selling prices all led to the steep decline. The decline was led by NAND controller shipments which declined 77.5% for 2007. We expect non-memory revenue to be relatively flat until we begin volume shipment of recently introduced products in the second half of 2008. Decreases of average selling prices in non-memory products in 2007 were mainly due to pricing pressures on smartcard ICs.

Non-memory revenue increased 4.7% for 2006 from 2005 primarily due to a 30.8% increase in unit shipments. The increase in unit shipments was somewhat offset by a 24.5% decrease in average selling prices due to product mix and price erosion, primarily on smartcard ICs.

Technology Licensing Revenue

Technology license revenue includes primarily a combination of up-front fees and royalties. Technology licensing revenue for 2007 increased 7.5% over 2006 primarily due to increased royalties from our licensees. Although there will be some fluctuations in royalty revenue on a quarterly basis, we expect technology license revenue to grow in 2008. Technology licensing revenue remained relatively flat for 2006 from 2005 as a result of lower upfront fees as well as some upward fluctuation in royalties.

Gross Profit (in thousands)

	Year Ended			Increase (Decrease) 2005 vs. 2006		Increase (Decrease) 2006 vs. 2007	
	December 31, 2005	December 31, 2006	December 31, 2007				
Memory gross profit	$26,277	$ 64,156	$ 72,802	$37,879	144.2%	$ 8,646	13.5%
Memory gross margin	7.9%	18.3%	21.8%				
Non-Memory gross profit	15,402	17,642	7,782	2,240	14.5%	(9,860)	(55.9)%
Non-Memory gross margin	24.7%	27.0%	20.2%				
Product gross profit	41,679	81,798	80,584	40,119	96.3%	(1,214)	(1.5)%
Product gross margin	10.6%	19.7%	21.7%				
Technology licensing gross profit	36,803	37,068	39,832	265	0.7%	2,764	7.5%
Technology licensing gross margin	100.0%	100.0%	100.0%				
Total gross profit	$78,482	$118,866	$120,416	$40,384	51.5%	$ 1,550	1.3%
Total gross margin	18.2%	26.3%	29.2%				

Product Gross Profit

Memory products

Gross profit for memory products in 2007 rose $8.6 million in comparison to 2006. While supply constraints caused a loss of revenue, it also forced us to review existing business carefully and allowed us to pursue the most profitable opportunities. As a result, we concentrated on sales of higher margin products with just a 3.4% increase in units shipped over 2006. Overall memory gross margins also rose 3.5% as a result of shipping more profitable products despite a 8.8% decrease in average selling prices.

Gross profit for memory products increased $37.9 million for 2006 compared to 2005 largely due to a 3.7% increase in the number of units shipped, the continued transition to smaller geometries and lower write downs of inventory in 2006 as compared to 2005.

Non-memory products

Gross profit for non-memory products declined nearly 56.0% for 2007. NAND controller shipments declined by 9.5 million units leading to the majority decline in gross profit. Additionally, supply constraints led to a overall 15.0% decrease in unit shipments coupled with continuing pricing pressures on smartcards contributed to a 27.8% decrease in average selling prices as well as a 6.8% decrease in our overall non-memory gross margins.

Gross profit for non-memory products increased $2.2 million in 2006 compared to 2005 as total unit shipments increased 30.8%, led by our RF IC products. This was partially offset by a 24.5% decline in average selling prices which was largely a result of changes in product mix. We expect some revenue fluctuation in non-memory business as we expect to grow and diversify our revenue and customer base.

For other factors that could affect our gross profit, please also see Item 1A. "Risk Factors—We incurred significant inventory valuation and adverse purchase commitment adjustments in 2005, 2006 and 2007 and we may incur additional significant inventory valuation adjustments in the future."

Operating Expenses (in thousands)

Research and development

	Year Ended			Increase		Increase	
	December 31, 2005	December 31, 2006	December 31, 2007	2005 vs. 2006		2006 vs. 2007	
Research and development	$47,879	$52,003	$56,712	$4,124	8.6%	$4,709	9.1%
Percent of revenue	11.1%	11.5%	13.8%				

Research and development expenses include costs associated with the development of new products, enhancements to existing products, quality assurance activities and occupancy costs. These costs consist primarily of employee salaries, stock-based compensation expense and other benefit-related costs and the cost of materials such as wafers and masks.

For 2007 in comparison to 2006, research and development spending increased due to higher depreciation expense of $626,000, increased salaries and wages of $1.3 million, additional software license fees of $617,000 and accruals for bonus programs of $999,000. Increased research and developments expenses were generally due to the ramp up of next generation products we expect to produce in the second half of 2008. We expect that research and development expenses will fluctuate based on the timing of engineering projects for new product introductions and the development of new technologies to support future growth.

For 2006 compared to 2005, research and development spending increased due to stock-based compensation expense of $3.8 million as a result of the implementation of SFAS No. 123(R). Accruals in profit sharing of $540,000 from increased operational profitability in 2006 also contributed to the increase.

Sales and marketing

	Year Ended			Increase (Decrease)		Increase (Decrease)	
	December 31, 2005	December 31, 2006	December 31, 2007	2005 vs.2006		2006 vs. 2007	
Sales and marketing	$27,896	$28,464	$29,229	$568	2.0%	$765	2.7%
Percent of revenue	6.5%	6.3%	7.1%				

Sales and marketing expenses consist primarily of commissions, employee salaries, stock-based compensation expense and other benefit-related costs, as well as travel and entertainment expenses.

For 2007 sales and marketing expenses rose slightly over 2006 due to increases in salaries and wages of $1.4 million and accruals for bonus programs of $231,000. Partially offsetting these expenses were lower commission expenses of $781,000 and lower logistic fees of $339,000 due to the decline in revenue from 2006. We expect that future sales and marketing expenses may increase in absolute dollars. In addition, fluctuations in revenues will cause fluctuations in sales and marketing expenses due to our commission expenses.

Sales and marketing expense increased in 2006 compared to 2005 due to stock-based compensation expense of $1.2 million. These expenses were partially offset by lower commission related expenses of $411,000.

General and administrative

	Year Ended			Increase (Decrease)		Increase (Decrease)	
	December 31, 2005	December 31, 2006	December 31, 2007	2005 vs. 2006		2006 vs. 2007	
General and administrative	$23,895	$22,278	$27,603	$(1,617)	(6.8)%	$5,325	23.9%
Percent of revenue	5.5%	4.9%	6.7%				

General and administrative expenses mainly consist of salaries, stock-based compensation, and other-benefit related costs for administrative, executive and finance personnel, recruiting costs, professional services and legal fees and allowances for doubtful accounts.

For 2007 compared to 2006, general and administrative expenses increased due to higher outside tax service expenses of $1.2 million on work related to our international tax structure, higher outside professional fees of $1.1 million related to accounting issues as well as accruals for bonus programs of $754,000. Other increases included depreciation expense of $551,000 and legal fees expense of $422,000. We anticipate that general and administrative expenses may increase in absolute dollars as we scale our facilities, infrastructure and headcount to support our overall expected growth.

For 2006 compared to 2005, lower general and administrative expenses were due to decreased professional service fees of $1.4 million, primarily due to work in 2005 associated with a tax refund project, and lower outside Sarbanes-Oxley-related professional services of $1.7 million in 2005. This was partially offset by stock-based compensation expenses of $2.4 million arising from of the implementation of SFAS No. 123(R) in 2006. We anticipate that general and administrative expenses may increase in absolute dollars as we scale our facilities, infrastructure and headcount to support our overall expected growth.

Other operating expenses

	Year Ended			Increase (Decrease) 2005 vs. 2006		Increase (Decrease) 2006 vs. 2007	
	December 31, 2005	December 31, 2006	December 31, 2007				
Other operating expenses	$2,945	$—	$30,931	$(2,945)	(100.0)%	$30,931	—
Percent of revenue	0.7%	0.0%	7.5%				

During 2007, the market price of our common stock declined to the point where our net assets exceeded out total market capitalization and concluded that the carrying amount of our goodwill exceeded its implied fair value. Accordingly, we recorded an $18.0 million impairment charge during the fourth quarter of 2007. In addition, we reviewed the carrying value of our long-lived assets and determined that the estimated future cash flows were insufficient to recover the carrying value of certain long-lived assets. As a result, we recorded impairment charges of $585,000 to property and equipment and $384,000 to intangible assets in order to write these assets down to their estimated fair market value.

During 2007, we conducted a voluntary independent review of our historical stock option granting practices. We incurred $12.0 million in expenses during 2007, which included external legal, tax, accounting, and other professional services. We further expect there will be other material expenses including legal, tax, and other professional services expenses in the first quarter of 2008 as a result of this review.

During the second quarter of 2005, we recorded other operating expense of $2.9 million related to in-process research and development expense recognized in conjunction with the acquisitions of Actrans Systems Inc., the acquisition of the remaining minority interest in Emosyn and the settlement of our patent litigation case with Atmel. We incurred no other operating expenses during 2006.

Interest, Dividend and Other income and expense, net

	Year Ended			Increase (Decrease) 2005 vs. 2006		Increase (Decrease) 2006 vs. 2007	
	December 31, 2005	December 31, 2006	December 31, 2007				
Interest income	$1,092	$3,355	$6,904	$2,263	207.2%	$3,549	105.8%
Percent of revenue	0.3%	0.7%	1.7%				

Interest income includes interest from our cash and short-term cash equivalents. For 2007 in comparison to 2006, interest income rose due to higher levels of cash and cash equivalents, as well as interest rates that remained stable the majority of the year. For 2006 in comparison to 2005, other interest rose due to greater levels of invested cash, and rising interest rates. We expect that interest income will fluctuate due to changing economic conditions in the United States as well as falling short-term interest rates.

	Year Ended			Increase (Decrease) 2005 vs. 2006		Increase (Decrease) 2006 vs. 2007	
	December 31, 2005	December 31, 2006	December 31, 2007				
Dividend income	$1,645	$1,581	$2,091	$(64)	(3.9)%	$510	32.3%
Percent of revenue	0.4%	0.3%	0.5%				

For 2007 compared to 2006, dividend income rose due to higher earnings from our investees corresponding to a higher amount of dividends to us. For 2006 compared to 2005, dividend income was relatively flat as our investee earnings varied slightly year to year. We expect that dividend income could significantly fluctuate in the future due to the timing and nature of our investments.

	Year Ended			Increase (Decrease) 2005 vs. 2006		Increase (Decrease) 2006 vs. 2007	
	December 31, 2005	December 31, 2006	December 31, 2007				
Other income (expense), net	$(467)	$821	$115	$1,288	(275.8)%	$(706)	(86.0)%
Percent of revenue	(0.1)%	0.2%	0.0%				

Other income (expense) for the periods presented includes translation gains and losses, and other miscellaneous transactions. Other income (expense) will fluctuate significantly year to year but we do not expect it to have material impact to our consolidated statement of operations.

Interest expense

	Year Ended			Increase 2005 vs. 2006		Increase 2006 vs. 2007	
	December 31, 2005	December 31, 2006	December 31, 2007				
Interest expense	$241	$345	$495	$104	43.2%	$150	43.5%
Percent of revenue	0.1%	0.1%	0.1%				

Interest expense remained relatively low as we do not have significant outstanding debt. Interest expense increased for the year ended December 31, 2007 as we had higher borrowings under our line of credit. As of December 31, 2007, SST China Limited, a wholly-owned owned subsidiary, has drawn RMB $50 million, or approximately $6.8 million U.S. dollars, at the interest rate of 5.702% under the Bank of America line of credit.

Equity investments

In the first quarter of 2006, we determined that our investment in Nanotech, Inc. had become impaired as Nanotech defaulted on its loan payments to certain of its business partners and began preparations to liquidate itself. As a result, we wrote our $3.3 million investment down to zero as well as an outstanding loan of $225,000.

After discussions with management of Grace Semiconductor Manufacturing Corporation ("GSMC") during the fourth quarter of 2006, we undertook a review of the carrying value of this investment in order to determine whether it had suffered an other-than-temporary decline in value. As part of the review we considered the historical performance of the business, expectations of future operating results and other factors relevant to determining the estimated fair value of our equity holdings. Based on this review, we recorded an impairment charge of approximately $40.6 million to write-down the investment to its estimated fair value as of December 31, 2006. Further discussions were held with GSMC management during the third quarter of 2007 which required us to perform a review of the investment in order to determine whether it had suffered an additional impairment. Based on changes in GSMC's operating plans and the impact on future expectations for the business, we determined that the investment had suffered a further decline in value, and accordingly recorded an additional impairment charge of $19.4 million in the third quarter of 2007. This charge was recorded in order to write-down the carrying value of the investment to its estimated fair value as of September 30, 2007. There were no triggering events noted during the fourth quarter of 2007 that required an additional impairment review.

During 2007, we noted that our investee, EoNex, had suffered significant declines in net revenue during fiscal 2007 continued to decline. In the second quarter of 2007, EoNex exhausted its on-hand cash and relied on short-term borrowings to sustain operations while additional liquidity sources were being pursued. In the fourth quarter of 2007, we noted that EoNex had failed to secure additional financing and thus we concluded that our investment in EoNex was impaired. Given the lack of funds and no immediate source for additional financing, we wrote off our investment in the fourth quarter of 2007 and recorded an impairment charge for 100% of our $3.0 million carrying value of EoNex.

During the fourth quarter of 2005, we wrote down one of our investments, Advanced Chip Engineering Technology, or ACET, since ACET issued a secondary round of equity funding at a lower per share price than our carrying value. Consequently, we recorded an impairment charge of $605,000 on our existing investment.

During the first quarter of 2006, we realized a pre-tax gain of $12.2 million from the sale of 4.0 million shares of our investment in PTI. As of December 31, 2007, we owned 7.3 million shares of PTI.

Pro Rata Share of Loss from Equity Investments

In September 2006, we invested an additional $15.9 million in ACET, which increased our ownership share from 9.4% to 46.9% and required us to change from the cost method of accounting to the equity method of accounting for this investment. Under the equity method of accounting, we were required to record our interest in ACET's reported net income or loss each reporting period. In addition, we are required to restate prior period financial results to reflect the equity method of accounting from the date of the initial investment. The year ended December 31, 2007, 2006 and 2005 results include a charge of $7.0 million, $3.2 million and $1.5 million, respectively, representing our share of ACET's reported net loss. In the third quarter of 2007, we made an additional cash investment of $10.3 million in ACET's common stock, along with other investing enterprises. This brought our total investment down to 38.5% of the outstanding equity of ACET. We expect to continue to record our pro rata share of ACET's losses for the foreseeable future. For further information, please refer to Note 16. to our consolidated financial statements.

	Year Ended			Increase		Increase	
	December 31, 2005	December 31, 2006	December 31, 2007	2005 vs. 2006		2006 vs. 2007	
Pro rata share of loss from equity investments	$1,543	$3,199	$7,035	$1,656	107.3%	$3,836	119.9%

Provision for (Benefit from) Income Taxes

We maintained a full valuation allowance on our net deferred tax assets as of December 31, 2007. The valuation allowance was determined in accordance with the provisions of Statement of Financial Accounting Standards No. 109, or SFAS No. 109, *Accounting for Income Taxes,* which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction by jurisdiction basis. Expected future U.S. losses represented sufficient negative evidence under SFAS No. 109 and accordingly, a full valuation allowance was recorded against U.S. deferred tax assets. We intend to maintain a full valuation allowance on the U.S. deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.

The cumulative effect of adopting FIN No. 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date. The cumulative effect of adopting FIN No. 48 was a $3.2 million increase to our reserves for uncertain tax positions with a corresponding adjustment to the opening balance of accumulated deficit. We recognize interest and/or penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The amount of interest and penalties accrued upon the adoption of FIN 48 and at December 31, 2007 was immaterial.

Our tax provision for 2007 was $4.2 million on a pre-tax loss of $37.7 million consisting primarily of foreign income taxes and foreign withholding taxes including foreign withholding tax reserves. Our tax provision for 2006 was $7.1 million which represents a decrease of $2.9 million when compared to 2007. This decrease is primarily related to a reduction in federal provision due reduction in taxable income in the US. Our tax provision for 2005 was $2.5 million which represents an increase of $4.6 million when compared to 2006. This is primarily due to increased income in the US as well as increased withholding and associated reserves. The increase in withholding tax was due to increased foreign license revenue.

Segments

A key objective of ours is to diversify our product offerings away from a pure play in flash memory to become a multi-product line semiconductor company and a leading licensor of embedded flash technology. As a consequence, the operating results that our chief operating decision maker reviews to make decisions about resource allocations and to assess performance have changed.

Our Memory Product segment, which is comprised of NOR flash memory products, includes the Multi-Purpose Flash or MPF family, the Multi-Purpose Flash Plus or MPF+ family, the Concurrent SuperFlash or CSF family, the Firmware Hub or FWH family, the Serial Flash family, the ComboMemory family, the Many-Time Programmable or MTP family, and the Small Sector Flash or SSF family.

Our Non-Memory Products segment is comprised of all other semiconductor products including flash microcontrollers, smartcard ICs, and modules, radio frequency ICs and modules, NAND controllers and NAND-controller based modules.

Technology Licensing includes both license fees and royalties generated from the licensing of our SuperFlash technology to semiconductor manufacturers for use in embedded flash applications.

We do not allocate operating expenses, interest and other income/expense, interest expense, impairment of equity investments or provision for or benefit from income taxes to any of these segments for internal reporting purposes, as we do not believe that allocating these expenses are beneficial in evaluating segment performance.

The following table shows our product revenues and gross profit (loss) for each segment (in thousands)

	Year Ended					
	December 31, 2005		December 31, 2006		December 31, 2007	
	Revenues	Gross Profit	Revenues	Gross Profit	Revenues	Gross Profit
Memory	$331,691	$26,277	$350,156	$ 64,156	$333,451	$ 72,802
Non-Memory	62,405	15,402	65,285	17,642	38,465	7,782
Technology Licensing	36,803	36,803	37,068	37,068	39,832	39,832
	$430,899	$78,482	$452,509	$118,866	$411,748	$120,416

Related Party Transactions

The following table is a summary of our related party revenues and purchases (in thousands):

	Revenues		
	For the years ended December 31,		
	2005	2006	2007
Silicon Technology Co., Ltd	$ 3,711	$ 1,279	$ 280
Apacer Technology, Inc. & related entities	2,180	3,087	2,879
Silicon Professional Technology Ltd	230,706	245,332	223,490
Grace Semiconductor Manufacturing Corp	1,577	1,480	176
	$238,174	$251,178	$226,825

	Purchases		
	For the years ended December 31,		
	2005	2006	2007
Grace Semiconductor Manufacturing Corp	$45,373	$ 69,153	$ 72,110
King Yuan Electronics Company, Limited	34,882	30,550	24,680
Advanced Chip Engineering Technology Inc.	—	84	108
Powertech Technology, Incorporated	15,111	16,159	20,145
	$95,366	$115,946	$117,043

The following table is a summary of our related party accounts receivable and accounts payable and accruals (in thousands):

	December 31, 2006		December 31, 2007	
	Trade Accounts Receivable	Accounts Payable and Accruals	Trade Accounts Receivable	Accounts Payable and Accruals
Silicon Technology Co., Ltd	$ 136	$ —	$ —	$ —
Advanced Chip Engineering Technology Inc.	—	84	—	11
Apacer Technology, Inc. & related entities	570	—	51	—
Professional Computer Technology Limited	—	59	—	—
Silicon Professional Technology Ltd	44,750	686	36,789	624
Grace Semiconductor Manufacturing Corp	105	17,955	172	8,490
King Yuan Electronics Company, Limited	—	10,421	—	5,509
Powertech Technology, Incorporated	—	7,305	—	3,861
	$45,561	$36,510	$37,012	$18,495

In 1996, we acquired a 14% interest in Silicon Technology Co., Ltd., or Silicon Technology, a privately held Japanese company, for $939,000 in cash. We acquired the interest in Silicon Technology in order to provide a presence for our products in Japan. We now have our own office in Japan, although Silicon Technology continues to sell our products. We are not obligated to provide Silicon Technology with any additional financing. At December 31, 2007, our investment of $939,000, which is carried at cost, represented 8.7% of the outstanding equity of Silicon Technology.

In 2000, we acquired a 10% interest in Apacer Technology Inc, or Apacer, for $9.9 million in cash. Apacer, a privately held Taiwanese company and a related entity of Acer, is a memory module manufacturer and customer. Bing Yeh, our President, CEO and Chairman of our Board of Directors, is also a member of Apacer's board of directors. In 2001, we invested an additional $2.1 million in Apacer. In August 2002, we made an additional investment of $181,000. The investment was written down to $4.4 million during 2002. At December 31, 2007, our investment, which is carried at cost, represented 9.3% of the outstanding equity of Apacer. We are not obligated to provide Apacer with any additional financing.

In 2000, we acquired a 15% interest in Professional Computer Technology Limited, or PCT, a Taiwanese company, for $1.5 million in cash. Bing Yeh, our President, CEO and Chairman of our Board of Directors, is also a member of PCT's board of directors. PCT is one of our stocking representatives. In May 2002, we made an additional investment of $179,000 in PCT. During 2003, PCT completed an initial public offering on the Taiwan Stock Exchange and we sold a portion of our holdings. Under Taiwan security regulations, due to Mr. Yeh's position as a member of PCT's board of directors, a certain number of shares must be held in a central custody and are restricted from sale for a period of time. The shares available for sale within one year are carried at the quoted market price and included in long-term available-for-sale investments in the balance sheet as of December 31, 2007. Shares required to be held in custody for greater than a one year period are carried at cost and included in equity investments. In 2007, we sold $1.7 million in PCT European convertible bonds we had held since February 2004 for a gain of $142,000. As of December 31, 2007, the value of the stock investment recorded as long-term available-for-sale is $5.9 million and the restricted portion of the investment carried at cost is recorded at $705,000. At December 31, 2007 our investment represented 9.7% of PCT's outstanding equity.

PCT and its subsidiary, Silicon Professional Alliance Corporation, or SPAC, earn commissions for point-of-sales transactions to its customers. Commissions to PCT and SPAC are paid at the same rate as all of our other stocking representatives in Asia. In 2006 and 2007 we incurred sales commissions of $364,000 and $1.5 million, respectively, to PCT and SPAC. Shipments, by us or our logistics center, to PCT and SPAC for reshipment accounted for 38.9%, 42.6% and 46.2% of our product shipments in 2005, 2006 and 2007. In addition, PCT and SPAC solicited sales for 2.0%, 2.0% and 1.6% of our shipments to end users in 2005, 2006 and 2007, respectively, for which they also earned a commission.

PCT has established a separate company and wholly-owned subsidiary, Silicon Professional Technology, Ltd., or SPT, to provide forecasting, planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan. SPT now services substantially all of our end customers based in Taiwan, China and other Southeast Asia countries. Products shipped to SPT are accounted for as our inventory held at our logistics center, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. We pay SPT a fee based on a percentage of revenue for each product sold through SPT to our end customers. For 2005, 2006 and 2007, we incurred $3.5 million, $3.7 million and $3.4 million, respectively, of fees related to SPT. The fees paid to SPT covers the cost of warehousing and insuring inventory and accounts receivable, personnel costs required to maintain logistics and information technology functions and the costs to perform billing and collection of accounts receivable. SPT receives extended payment terms and is obligated to pay us whether or not they have collected the accounts receivable.

We do not have any long-term contracts with SPT, PCT or SPAC, and SPT, PCT or SPAC may cease providing services to us at any time. If SPT, PCT or SPAC were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions which would harm our business. We are not obligated to provide SPT, PCT or SPAC with any additional financing.

In 2000, we acquired a 1% interest in King Yuan Electronics Company, Limited, or KYE, a Taiwanese company, which is a production subcontractor, for $4.6 million in cash. The investment was made in KYE in order to strengthen our relationship with KYE. During 2001, KYE completed an initial public offering on the Taiwan Stock Exchange. Accordingly, the investment has been included in long-term available-for-sale investments in the balance sheet as of December 31, 2007. The investment was written down to $1.3 million during 2001 and is valued at $2.3 million as of December 31, 2007 based on the quoted market price. We do not have a long-term contract with KYE to supply us with services. We are not obligated to provide KYE with any additional financing. At December 31, 2007, our investment represented 0.4% of the outstanding equity of KYE

In 2000, we acquired a 3% interest in Powertech Technology, Incorporated, or PTI, a Taiwanese company, which is a production subcontractor, for $2.5 million in cash. Bing Yeh, our President, CEO and Chairman of our Board of Directors, is also a member of PTI's board of directors. The investment was made in PTI in order to strengthen our relationship with PTI. The shares available for sale within one year are carried at the quoted market price and included in long-term available-for-sale investments in the balance sheet as of December 31, 2006 and 2007. Shares required to be held in custody for greater than a one year period are carried at cost and included in equity investments. In August 2004, we invested $723,000 cash in PTI shares available for sale. During the first quarter of 2006, we sold four million common shares of PTI for a net gain of $12.2 million. Please see Note 16. to our consolidated financial statements. As of December 31, 2007, the value of the remaining investment is recorded as long-term available-for-sale is valued at $25.8 million with no portion of the investment restricted and represents 1.3% of the outstanding equity of PTI. We do not have a long-term contract with PTI to supply us with services. We are not obligated to provide PTI with any additional financing. At December 31, 2007, our investment represented 1.3% of the outstanding equity of PTI.

In 2001 and 2004, we invested an aggregate of $83.2 million in GSMC, a Cayman Islands company. Bing Yeh, our President, CEO and Chairman of our Board of Directors, is also a member of GSMC's board of directors. GSMC has a wholly owned subsidiary, Shanghai Grace Semiconductor Manufacturing Corporation, or Grace, which is a wafer foundry company with operations in Shanghai, China. Grace began to manufacture our products in late 2003. We do not have a long-term contract with Grace to supply us with products. This investment is carried at cost. During the fourth quarter of 2006, we recorded an impairment charge of $40.6 million on our existing investment. The impairment was considered to be "other-than-temporary" in nature, thus the investment value was permanently written down to its fair value. Similarly in the third quarter of 2007, we determined our investment in GSMC had become further impaired and we record an additional impairment charges of $19.4 million. At December 31, 2007, we owned 9.8% of the outstanding stock of GSMC.

In 2002, we acquired a 6% interest in Insyde Software Corporation, or Insyde, a Taiwanese company, for $964,000 in cash. Bing Yeh, our President, CEO and Chairman of our Board of Directors, is also a member of Insyde's board of directors. During 2003, Insyde completed an initial public offering on the Taiwan Stock Exchange. Under Taiwan security regulations, due to Mr. Yeh's position as a member of Insyde's board of directors, a certain number of shares must be held in a central custody and are restricted from sale for a period of time. The shares available for sale within one year are carried at the quoted market price and included in long-term available-for-sale investments in the consolidated balance sheet as of December 31, 2006 and 2007. Shares required to be held in custody for greater than a one year period are carried at cost and included in equity investments. In January 2004, we invested an additional $133,000 cash in Insyde's convertible bonds that we converted to 371,935 shares of Insyde's common stock in April 2007. In June 2007, we invested an additional $910,000 cash in Insyde's convertible bonds.The stock investment was written down $509,000 during 2004. At December 31, 2007, our investment represented 6.1% of Insyde's outstanding equity.

In June 2004, we acquired a 9% interest in ACET, a privately held Taiwanese company for $4.0 million cash. ACET, a related entity of KYE, is a production subcontractor. Chen Tsai, our Senior Vice President of Worldwide Backend Operations, is also a member of ACET's board of directors. During 2005, we recorded a $605,000 impairment charge related to our investment in ACET. ACET raised an additional round of equity financing at a lower per share cost than our current basis. Consequently, we determined that our investment was other than temporarily impaired. Refer to Note 12 of the Consolidated Financial Statements. In September 2006, we invested an additional $15.9 million in ACET that increased our ownership share of ACET's outstanding capital stock from 9.4% to 46.9% and required us to change from the cost method of accounting to the equity method of accounting for this investment. Under the equity method of accounting, we are required to record our interest in ACET's reported net income or loss each reporting period as well as restate the prior period financial results to reflect the equity method of accounting from the date of the initial investment. We record this expense in "pro rata share of loss from equity investments" on our condensed consolidated statement of operations. Under this accounting treatment, we recorded charges of $1.5 million for the year ended December 31, 2005, $3.2 million for the year ended December 31, 2006 and $7.0 million for the year ended December 31, 2007, representing our share of the losses for ACET. We also recorded $689,000 of our share of stock-based compensation for ACET during 2007. In addition, we recorded a gain on the change in interest ownership of $1.8 million for the year ended December 31, 2007In the third quarter ended September 30, 2007, we made an additional cash investment, among other investing enterprises, of $10.3 million in ACET's common stock. At December 31, 2007, our investment represented a 38.5% of ACET's outstanding equity.

In November 2004, we acquired a 30% interest in Nanotech Corporation, or Nanotech, a privately held Cayman Island company, for $3.8 million cash. Nanotech, a development stage company, has a wholly owned subsidiary which is in the process of establishing foundry operations in China. Bing Yeh, our President, CEO and Chairman of our Board of Directors, is also a member of Nanotech's board of directors. Tsuyoshi Taira, a member of our Board of Directors, also invested in this round of financing. During the first quarter of 2006, we determined that our investment in Nanotech, Inc. had become impaired as Nanotech defaulted on its loan payments to certain of its business partners and began preparations to liquidate itself. As a result, we wrote our investment down to zero as well as an outstanding loan for $225,000.

In May 2006, we acquired a 2% interest in EoNex Technologies, Inc., or EoNex, a privately held Korean company, for $3.0 million in cash. During 2007, we noted that our investee, EoNex, had suffered significant declines in net revenue during fiscal 2007. In the second quarter of 2007, EoNex exhausted its on-hand cash and relied on short-term borrowings to sustain operations while additional liquidity sources were being pursued. In the fourth quarter of 2007, we noted that EoNex had failed to secure additional financing and thus we concluded that our investment in EoNex was impaired. Given the lack of funds and no immediate source for additional financing, we wrote off our investment in the fourth quarter of 2007 and we recorded an impairment charge for 100% of our $3.0 million carrying value of EoNex.

In July 2007, we acquired a 7% interest in Aptos Technology Inc., a privately held Taiwanese company, for $2.4 million in cash and we acquired a 18% interest in EnzyTek Technology Inc., a privately held Taiwanese company, for $275,000 in cash. We account for these investments under cost method. We are not obligated to provide Aptos or EnzyTek with any additional financing. At December 31, 2007, our investments in Aptos and EnzyTek represented 6.6% and 17.7%, respectively, of the outstanding equity of these companies.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, cost of revenue, expenses and related disclosure of contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the development and selection of these critical accounting policies with the Audit Committee of our Board. The Audit Committee has reviewed our disclosures relating to our critical accounting policies and estimates in this Annual Report on Form 10-K.

Our critical accounting estimates are as follows:

- Revenue recognition;
- Allowance for sales returns;
- Allowance for doubtful accounts;

- Allowance for excess and obsolete inventory and lower of cost or market;
- Warranty accrual;
- Litigation costs;
- Valuation of equity investments; goodwill and long-lived assets;
- Provision for adverse purchase commitments;
- Stock-based compensation; and
- Accounting for income taxes.

Revenue recognition. Sales to direct customers and foreign stocking representatives are recognized net of an allowance for estimated returns. When product is shipped to direct customers or stocking representatives or by our distributors or SPT to end users, prior to recognizing revenue, we also require that evidence of the arrangement exists, the price is fixed or determinable and collection is reasonably assured. Legal title generally passes to our customers at the time our products are shipped. Payment terms typically range from 30 to 65 days. Sales to distributors are made primarily under arrangements allowing price protection and the right of stock rotation on merchandise unsold. Because of the uncertainty associated with pricing concessions and future returns, we defer recognition of such revenues, related costs of revenues and related gross profit until the merchandise is sold by the distributor. Products shipped to SPT are accounted for as our inventory held at our logistics center, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT.

Most of our technology licenses provide for the payment of up-front license fees and continuing royalties based on product sales. For license and other arrangements for technology that we are continuing to enhance and refine, and under which we are obligated to provide unspecified enhancements, revenue is recognized over the lesser of the estimated period that we have historically enhanced and developed refinements to the technology, approximately two to three years (the upgrade period), or the remaining portion of the upgrade period from the date of delivery, provided all specified technology and documentation has been delivered, the fee is fixed or determinable and collection of the fee is reasonably assured. From time to time, we reexamine the estimated upgrade period relating to licensed technology to determine if a change in the estimated upgrade period is needed. Revenue from license or other technology arrangements where we are not continuing to enhance and refine technology or are not obligated to provide unspecified enhancements is recognized upon delivery, if the fee is fixed or determinable and collection of the fee is reasonably assured.

Royalties received during the upgrade period under these arrangements are recognized as revenue based on the ratio of the elapsed portion of the upgrade period to the estimated upgrade period. The remaining portions of the royalties are recognized ratably over the remaining portion of the upgrade period. Royalties received after the upgrade period has elapsed are recognized when reported to us which generally occurs one quarter in arrears and concurrently with the receipt of payment.

If we make different judgments or utilize different estimates in relation to the estimated period of technology enhancement and development, the amount and timing of our license and royalty revenues could be materially affected.

Allowance for sales returns. We maintain an allowance for estimated product returns by our customers. We estimate our allowance for sales returns based on our historical return experience, current economic trends, changes in customer demand, known returns we have not received and other estimates. The allowance for sales returns was $1.6 million, $1.5 million and $774,000 as of December 31, 2005, 2006 and 2007, respectively. If we make different judgments or utilize different estimates, the amount and timing of our revenue could be materially different.

Allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses due to the inability of our customers to make their required payments. We evaluate our allowance for doubtful accounts based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other estimates. If we were to make different judgments of the financial condition of our customers or the financial condition of our customers were to deteriorate additional allowances may be required. The allowance for doubtful accounts was $758,000, $112,000 and $20,000 as of December 31, 2005, 2006 and 2007, respectively.

Allowance for excess and obsolete inventory and lower of cost or market. Our inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and fluctuate substantially. The value of our inventory is dependent on our estimate of average future selling prices, and, if average selling prices are lower than our estimate, we may be required to reduce our inventory value to reflect the lower of cost or market. Our inventories include high technology parts and components that are specialized in nature or subject to rapid technological obsolescence. We maintain allowance for inventory for potentially excess and obsolete inventories and those inventories carried at costs that are higher than their market values. We review on-hand inventory including inventory held at the logistic center for potential excess, obsolete and lower of cost or market exposure and adjust the level of inventory reserve accordingly. Some of our customers have requested that we ship them product that has a finished goods date of manufacture that is less than one year old. In the event that this becomes a common requirement, it may be necessary for us to provide for an additional allowance for our on-hand finished goods inventory with a date of manufacture of greater than one year old, which could result in additional inventory write-downs. Our allowance for excess and obsolete inventories includes an allowance for our on-hand finished goods inventory with a date of manufacture of greater than two years old and for certain products with a date of manufacture of greater than one year old. For the obsolete inventory analysis, we review inventory items in detail and consider date code, customer base requirements, known product defects, planned or recent product revisions, end of life plans and diminished market demand. If we determine that market conditions are less favorable than those currently projected by management, such as an unanticipated decline in average selling prices or demand not meeting our expectations, additional inventory write-downs may be required. The allowance for excess and obsolete inventories and lower of cost or market reserves was $51.8 million, $27.8 million and $19.7 million as of December 31, 2005, 2006 and 2007, respectively.

Provision for adverse purchase commitments. We maintain a provision for adverse purchase commitments for in process orders at our vendors when we have recorded lower of cost or market valuation provision against our on-hand inventory. Once production has begun against our purchase orders, we are committed to purchasing the inventory or, if we cancel the order, we are liable for all costs incurred up to the time of cancellation. If we have written down our on-hand inventory of the ordered product for lower of cost or market valuations, we must consider the impact to in process inventory at our vendor. We evaluate our in purchase orders to determine the impact of canceling the order and the impact of purchasing the inventory at a cost higher than the estimated current market value. If we determine that market conditions become less favorable than those currently projected by management, such as an unanticipated decline in average selling prices or demand not meeting our expectations, additional inventory write-downs may be required when the inventory is purchased. The recorded provision for adverse purchase commitments was $1.8 million, $119,000 and $111,000 as of December 31, 2005, 2006 and 2007, respectively.

Warranty accrual. Our products are generally subject to warranty and we provide for the estimated future costs of repair, replacement or customer accommodation upon shipment of the product in the accompanying statements of operations. Our warranty accrual is estimated based on historical claims compared to historical revenues and assumes that we will replace products subject to a claim. For new products, we use our historical percentage for the appropriate class of product. Should actual product failure rates differ from our estimates, revisions to the estimated warranty liability would be required. The recorded value of our warranty accrual was $803,000, $298,000 and $358,000 as of December 31, 2005, 2006 and 2007, respectively.

Litigation losses. From time to time, we are also involved in legal actions arising in the ordinary course of business. We have incurred certain costs associated with defending these matters. There can be no assurance that shareholder class action complaints, shareholder derivative complaints or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future, all of which may adversely impact net income. As of December 31, 2007, no estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies and therefore we have not booked any accrual for such costs. If additional information becomes available such that we can estimate with a reasonable degree of certainty that there is a possible loss or possible range of loss associated with these contingencies, then we would record the minimum estimated liability, such costs or estimates could materially impact our results of operations and financial position.

Valuation of equity investments. We hold minority interests in companies having operations in the semiconductor industry. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results in these companies could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring an impairment charge in the future. The carrying value of our equity investments was $135.2 million, $113.6 million and $90.7 million as of December 31, 2005, 2006 and 2007, respectively. We recorded impairment charges of $605,000, $44.1 million and $22.4 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Investments in non-marketable equity securities are inherently risky, and a number of these companies are likely to fail. Their success is dependent on product development, market acceptance, operational efficiency, and other key business success factors. In addition, depending on their future prospects and market conditions, they may not be able to raise additional funds when needed or they may receive lower valuations, with less favorable investment terms than in previous financings, and the investments would likely become impaired.

We review our investments quarterly for indicators of impairment; however, for non-marketable equity securities, the impairment analysis requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. The indicators that we use to identify those events or circumstances include (a) the investee's revenue and earnings trends relative to predefined milestones and overall business prospects; (b) the technological feasibility of the investee's products and technologies; (c) the general market conditions in the investee's industry or geographic area, including adverse regulatory or economic changes; (d) factors related to the investee's ability to remain in business, such as the investee's liquidity, debt ratios, and the rate at which the investee is using its cash; and (e) the investee's receipt of additional funding at a lower valuation. Investments identified as having an indicator of impairment are subject to further analysis to determine if the investment is other than temporarily impaired, in which case the investment is written down to its impaired value and a new cost basis is established. When an investee is not considered viable from a financial or technological point of view, we write off the investment, since we consider the estimated fair value to be nominal. If an investee obtains additional funding at a valuation lower than our carrying amount or requires a new round of equity funding to stay in operation and the new funding does not appear imminent, we presume that the investment is other than temporarily impaired, unless specific facts and circumstances indicate otherwise.

Goodwill. Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, or SFAS No. 142, requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments for the purposes of completing our Statement of Financial Accounting Standards No. 142. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such an impairment by applying fair value-based tests to individual assets and liabilities. We perform this analysis during the fourth quarter of each fiscal year. During the fourth quarter of 2007, we determined the goodwill acquired from our acquisition of G-Plus and Actrans had become impaired in the amounts of $14.8 million and $3.2 million, respectively. Furthermore, SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of one to five years.

Long-lived assets. Long-lived assets include property and equipment, equity investments and intangible assets. Whenever events or changes in circumstances indicate that the carrying amounts of long-lived assets may not be recoverable, we estimate the future cash flows, undiscounted and without interest charges, expected to result from the use of those assets and their eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. As part of our 2007 analysis, we determined $969,000 of long-lived assets had been impaired.

Stock-based compensation. Effective January 1, 2006, we implemented SFAS No. 123(R) with regard to equity based compensation which requires the recognition of the fair value of equity based compensation. The fair value of stock options shares are estimated using a Black-Scholes option valuation model. This model requires us to make subjective assumptions in implementing SFAS No. 123(R), including expected stock price volatility, and estimated life of each award. The fair value of equity-based awards is amortized over the requisite service period, generally the vesting period of the award, and we have elected to use the accelerated method. We make quarterly assessments of the adequacy of the additional paid-in capital pool, or APIC pool, to determine if there are any tax shortfalls which require recognition in the condensed consolidated income statements. Prior to the implementation of SFAS No. 123(R), we accounted for stock options under the provisions of APB No. 25 and made pro forma footnote disclosures as required by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* which amended SFAS No. 123, *Accounting for Stock-Based Compensation.* Pro forma net income and pro forma net income per share disclosed in the footnotes to the condensed consolidated financial statements were estimated using a Black-Scholes option valuation model.

We use historical volatility as we believe it is more reflective of market conditions and a better indicator of volatility. We use the simplified calculation of expected life described in the SEC's Staff Accounting Bulletin No. 107. If we determined that another method used to estimate expected volatility was more reasonable than our current methods, or if another method for calculating these input assumptions was prescribed by authoritative guidance, the fair value calculated for share-based awards could change significantly. Higher volatility and longer expected lives result in an increase to share-based compensation determined at the date of grant.

Accounting for income taxes. We currently maintain a full valuation allowance on our net deferred tax assets. The valuation allowance was determined in accordance with the provisions of SFAS No. 109 which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction by jurisdiction basis. Expected future U.S. losses represented sufficient negative evidence under SFAS No. 109 and accordingly, a full valuation allowance was recorded against U.S. deferred tax assets. We intend to maintain a full valuation allowance on the U.S. deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance. During 2006 and 2007, we maintained a full valuation allowance on our deferred tax assets. At December 31, 2005, 2006 and 2007 the valuation allowance against our deferred tax assets was $49.9 million, $34.7 million and $36.2 million, respectively.

Effective January 1, 2007, we adopted Financial Accounting Standards Interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109). Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN No. 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date. The cumulative effect of adopting FIN No. 48 was a $3.2 million increase to the opening balance of accumulated deficit. We recognize interest and/or penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The amount of interest and penalties accrued upon the adoption of FIN 48 and at December 31, 2007 was immaterial.

We recognize interest and/or penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The amount of interest and penalties accrued upon the adoption of FIN 48 and at December 31, 2007 was immaterial.

Liquidity and Capital Resources

	Year Ended December 31, (as adjusted and restated)		
	2005	**2006**	**2007**
Cash provided by (used in):			
Operating activities	$(16,495)	$ 80,901	$ 31,163
Investing activities	$ 52,799	$(57,740)	$(17,595)
Financing activities	$ 5,713	$ 431	$ 3,399

Operating activities. The major contributing factors to our sources and uses of operating cash during 2007 were our net loss of $49.7 million, offset by a $15.2 million reduction of inventories due to supply constraints and a focus by management to reduce average levels of inventory on hand, and a decrease in receivables of $9.4 million as a result of the timing of payments from our customers and lower sales levels. Net income was also affected by non-cash items in 2007, including $22.4 million of impairments charges from our write downs of GSMC and EoNex, a $19.0 million charge on the impairment of our goodwill, property, plant and equipment and intangible assets, stock-based compensation expense of $5.3 million, depreciation and amortization expense of $11.3 million, and a $8.5 million charge to our inventory and adverse purchase commitments provision.

During 2006, our operating activities included our net loss of $20.8 million, offset by a $18.0 million reduction of inventories due to changes in average levels of carried inventory and a decrease in receivables of $12.4 million as a result of payments from our customers. Net income was also affected by non-cash items in 2006, including $44.1 million of impairments charges from our write downs of GSMC and Nanotech, Inc., a $12.2 million gain on the sale of PTI shares, stock-based compensation expense of $7.9 million, depreciation and amortization expense of $10.0 million, and a $15.2 million charge to our inventory and adverse purchase commitments provision.

Our operating activities used cash of $16.5 million for the year ended December 31, 2005. Our net loss of $26.6 million for the year included non-cash charges of $36.5 million for provision against inventory, $10.0 million of depreciation and amortization, $1.7 million for purchasing in process research and development and $2.1 million for the provision of sales returns. In addition to our net loss, the primary usage of cash related to an increase in trade accounts receivable of $20.4 million, decreased accounts payable from related and unrelated parties of $20.7 million and a decrease in accrued expenses and other liabilities of $12.4 million.

Investing activities. For 2007, the primary uses of cash from investing activities were $95.7 million used for the purchase of other available-for-sale instruments and $13.0 million in cash to purchase additional equity securities. In addition, we used $6.4 million during the year to purchase fixed assets. These uses of cash were partially offset by the receipt of $99.5 million in cash from the sales and maturities of available-for-sale equity investments.

For 2006, the primary uses of cash from investing activities were $96.6 million used for the purchase of other available-for-sale instruments and $18.9 million in cash to purchase additional equity securities including $15.9 million for additional shares of ACET. In addition, we used $6.3 million during the year to purchase fixed assets. These uses of cash were partially offset by the receipt of $64.4 million in cash from the sales and maturities of available-for-sale equity investments.

Our investing activities provided cash of $52.8 million for the year of 2005. Cash provided by investing activities in 2005 was primarily attributable to $89.0 million of cash from the net sales and maturities of available-for-sale investments, offset by the purchase of $22.0 million in available-for-sale investments, $7.4 million net cash used in the acquisition of Actrans and the acquisition of a minority interest of Emosyn, and $6.4 million in capital expenditures.

Financing activities. Cash from financing activities in 2007 related primarily to the borrowing of $6.8 million from our line of credit and issuance of common stock under our employee stock purchase plan and the exercise of employee stock options of $1.2 million offset by capital lease payments of $1.4 million.

Cash from financing activities in 2006 related primarily to the issuance of common stock under our employee stock purchase plan and the exercise of employee stock options of $2.7 million offset by capital lease payments of $1.5 million and $857,000 in debt repayments.

Our financing activities provided cash of $5.7 million during 2005. Cash generated from financing activities primarily related to the borrowing against the line of credit of $3.0 million, the issuance of common stock under the employee stock purchase plan and the exercise of employee stock options totaling $3.7 million, partially offset by debt repayments of $439,000 and repayments on our line of credit of $575,000.

Principal sources of liquidity at December 31, 2007 consisted of $162.2 million of cash, cash equivalents, and short-term available-for-sale investments.

Our cash and cash equivalents and short-term investment portfolio as of December 31, 2007 consists of money market funds, federal, state and municipal government obligations, foreign and public corporate debt securities and listed equity securities. We follow an established investment policy and set of guidelines to monitor, manage and limit our exposure to interest rate and credit risk. The policy sets forth credit quality standards and limits our exposure to any one issuer. As a result of current adverse financial market conditions, some financial instruments, such as structured investment vehicles, sub-prime mortgage-backed securities and collateralized debt obligations, may pose risks arising from liquidity and credit concerns. As of December 31, 2007, we had no direct holdings in these categories of investments and our exposure to these financial instruments through our indirect holdings in money market mutual funds was not material to total cash, cash equivalents and short-term investments. As of December 31, 2007, we had no recorded impairment charges associated with our short-term investment portfolio. While we cannot predict future market conditions or market liquidity, we have taken steps, including regularly reviewing our investments and associated risk profiles, which we believe will allow us to effectively manage the risks of our investment portfolio.

Contractual Obligations and Commitments

Purchase Commitments. As of December 31, 2007 we had outstanding purchase commitments with our foundry vendors of $42.0 million for delivery in 2008. We have recorded a liability of $111,000 for related adverse purchase commitments.

Lease Commitments. We have long-term, non-cancelable building lease commitments. Future payments due under building lease, purchase commitments and other contractual obligations as of December 31, 2007 (in thousands):

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital leases	$ 1,474	$ 899	$ 575	$—	$—
Operating leases	8,723	3,844	4,617	102	160
Purchase commitments	41,990	41,990	—	—	—
Line of credit	6,836	6,836	—	—	—
Total	$59,023	$53,569	$5,192	$102	$160

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2007, we are unable to make reasonably reliable estimates of the period of cash settlement with respective taxing authorities. Therefore, $12.0 million of unrecognized tax benefits that may result in a cash payment have been excluded from the contractual obligations table above. See Note 14. to the consolidated financial statements for a discussion on income taxes.

Credit Facilities

On September 15, 2006, SST China Limited, a wholly-owned subsidiary of SST, entered into a 10-month facility agreement with Bank of America, N.A. Shanghai Branch, a U.S. bank, for RMB 60.8 million revolving line of credit, or approximately $8 million U.S. dollars. This line expired and was replaced in August 2007, when SST China Limited entered into a one year facility agreement with Bank of America, N.A. Shanghai Branch for RMB 58.40 million revolving line of credit. The line of credit will be used for working capital but there are no restrictions in the agreement as to how the funds may be used. The interest rate for the line of credit is 90% of People's Bank of China's base rate (6.48% at December 31, 2007). This facility line is guaranteed by the parent company, Silicon Storage Technology, Inc. We are required to meet certain financial covenants, including having a ratio of the funded debt to EBITA less than 2.0. If not, we have to deposit with Bank of America cash collateral at all times in an amount equal to the outstanding principal balance. We were fully compliant with our covenants at December 31, 2007. As of December 31, 2007, SST China Limited has drawn RMB 50 million or $6.8 million U.S. dollars at the interest rate of 5.702%.

Off-Balance Sheet Arrangements

At December 31, 2006 and 2007, we did not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Stock Repurchase Program

On February 6, 2008 we announced that our Board of Directors had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $30.0 million. The repurchases will be made from time to time in the open market or in privately negotiated transactions, in compliance with the Securities Exchange Act of 1934 Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate us to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

Operating Capital Requirements

We believe that our cash balances, together with funds we expect to generate from operations, will be sufficient to meet our projected working capital and other cash requirements through at least the next twelve months. However, there can be no assurance that future events will not require us to seek additional borrowings or capital and, if so required, that such borrowing or capital will be available on acceptable terms. Factors that could affect our short-term and long-term cash used or generated from operations and as a result, our need to seek additional borrowings or capital include:

- the average selling prices of our products;
- customer demand for our products;
- the need to secure future wafer production capacity from our suppliers;
- the timing of significant orders and of license and royalty revenue;
- merger, acquisition or joint venture projects;
- investments in strategic business partners;
- unanticipated research and development expenses associated with new product introductions; and
- the outcome of ongoing litigation.

Please also see Item 1A. "Risk Factors—Business Risks—Our operating results fluctuate materially, and an unanticipated decline in revenues may disappoint securities analysts or investors and result in a decline in our stock price."

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, *Fair Value Measurements*, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007. In February 2008 the FASB granted a one year deferral for certain non-financial assets and liabilities to comply with SFAS No. 157; however, the effective date for financial assets and liabilities remains the same. We determined upon adoption of this standard as of January 1, 2008 that it did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, or SFAS No. 159. The fair value option established by SFAS No. 159 permits, but does not require, all entities to choose to measure eligible items at fair value at specified election dates. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We are currently assessing what the impact of the adoption of SFAS No. 159 will be on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations*, or SFAS No. 141R. SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51*, or SFAS No. 160. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We have not completed our evaluation of the potential impact, if any, of the adoption of SFAS No. 160 on our consolidated financial position, results of operations and cash flows.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to risks associated with foreign exchange rate fluctuations due to our international manufacturing and sales activities. These exposures may change over time as business practices evolve and could negatively impact our operating results and financial condition. Currently, we do not hedge these foreign exchange rate exposures. Substantially all of our sales are denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and therefore reduce the demand for our products. Such a decline in the demand could reduce revenues and/or result in operating losses. In addition, a downturn in the economies of China, Japan or Taiwan could impair the value of our equity investments in companies with operations in these countries. If we consider the value of these companies to be impaired, we will write off, or expense, some or all of our investments. In 2005, 2006 and 2007, we recorded equity impairments of $605,000, $44.1 million and $22.4 million, respectively.

At any time, fluctuations in interest rates could affect interest earnings on our cash, cash equivalents and short-term investments, or the fair value of our investment portfolio. A 10% move in interest rates as of December 31, 2007 would have an immaterial effect on our financial position, results of operations and cash flows. Currently, we do not hedge these interest rate exposures. As of December 31, 2007, the carrying value of our available-for-sale investments approximated fair value. The table below presents the carrying value and related weighted average interest rates for our unrestricted and restricted cash, cash equivalents and available-for-sale investments as of December 31, 2007 (in thousands):

	Carrying Value	Interest Rate
Cash and cash equivalents—variable rate	$118,157	4.0%
Short-term available-for-sale investments—fixed rate	44,067	4.6%
	$162,224	4.2%

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements are included in a separate section of this Annual Report.

Supplementary Data: Selected Consolidated Quarterly Data

The following tables present our unaudited consolidated statements of operations data for each of the eight quarters in the period ended December 31, 2007. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period. We expect our quarterly operating results to fluctuate in future periods due to a variety of reasons, including those discussed in Item 1A. "Risk Factors."

	Quarter Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(in thousands, except per share data)			
Net revenues:				
Product revenues	$100,303	$ 98,938	$107,510	$108,690
License revenues	10,228	8,791	8,508	9,541
Total net revenues	$110,531	$107,729	$116,018	$118,231
Gross profit	$ 33,672	$ 27,413	$ 30,310	$ 27,471
Income from operations	$ 5,402	$ 1,251	$ 6,025	$ 3,443
Net Income (Loss)	$ 12,145	$ 1,178	$ 5,366	$ (39,466)
Net Income (loss) per share—basic	$ 0.12	$ 0.01	$ 0.05	$ (0.38)
Net income (loss) per share—diluted	$ 0.12	$ 0.01	$ 0.05	$ (0.38)

In the first quarter of 2006, we realized a $12.2 million gain on the sale of one of our investments in PTI. Also during the first quarter of 2006, we recorded an impairment charge of $3.5 million in our investment in Nanotech Inc. In the fourth quarter of 2006, we recorded an impairment charge of $40.6 million in our investment in GSMC. We recorded stock-based compensation expense of $2.0 million, $1.8 million, $2.3 million and $2.0 million in the first, second, third and fourth quarters of 2006, respectively. We recorded inventory valuation adjustments of $1.7 million, $6.7 million, $3.4 million and $3.0 million in the first, second, third and fourth quarters of 2006, respectively.

	Quarter Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(in thousands, except per share data)			
Net revenues:				
Product revenues	$88,211	$90,277	$ 97,794	$ 95,634
License revenues	9,313	9,066	9,709	11,744
Total net revenues	$97,524	$99,343	$107,503	$107,378
Gross profit	$26,521	$25,593	$ 33,897	$ 34,405
Income (loss) from operations	$ (773)	$ (7,094)	$ 2,390	$ (18,582)
Net Loss	$ (1,314)	$ (7,519)	$ (16,605)	$ (23,519)
Net loss per share—basic	$ (0.01)	$ (0.07)	$ (0.16)	$ (0.23)
Net loss per share—diluted	$ (0.01)	$ (0.07)	$ (0.16)	$ (0.23)

In the third quarter of 2007, we recorded a $19.4 million impairment charge for our investment in GSMC. In the fourth quarter of 2007, we recorded a $3.0 impairment charge for our investment in EoNex and a $19.0 million charge of for the impairment of goodwill and certain intangible assets.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures also are designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective because of the material weakness described below in Management's Report on Internal Control Over Financial Reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making its assessment of internal control over financial reporting, our management used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

At December 31, 2007, we did not maintain effective controls over the completeness, accuracy, valuation and presentation and disclosure of inventory and the related cost of revenue accounts. Specifically, our controls over the perpetual inventory system (OSFM), recording of inventory adjustments resulting from physical inventory observations, standard cost updates, processing of outside service provider costs to inventory accounts, capitalization of production variances into inventory and valuation of inventory related reserves in accordance with generally accepted accounting principles in the United States, were not effective. These control deficiencies resulted in audit adjustments to the 2007 and 2006 consolidated annual and interim financial statements. Additionally, these control deficiencies could result in misstatements to the inventory and the related cost of revenue accounts and disclosures that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, we determined that these control deficiencies constitute a material weakness at December 31, 2007.

Because of the material weakness described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2007 based on the criteria established in *Internal Control—Integrated Framework* issued by the COSO.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Remediation Plan for Material Weakness

We had previously determined that our existing inventory tracking and management system was inadequate and began planning for the implementation of a new system in 2006. In August 2007, we converted to Oracle Shop Floor Management, or OSFM, a computerized perpetual inventory tracking and management system that is integrated with our other accounting and information technology systems. The conversion was inadequately staffed and planned and resulted in significant manual adjustments to correct implementation deficiencies. The conversion resulted in creating control weaknesses in addition to those identified in 2006. We have taken steps to correct those deficiencies, however, as of December 31, 2007, we have currently not completed our implementation, evaluation and remediation of the new system and the inventory controls surrounding OSFM. Our remediation process includes:

- Outside technical resources to research and identify system deficiencies, develop documentation to correct the deficiency and direct internal personnel in executing the correction.
- Add staff experienced with Oracle inventory control to manage the process.
- Train existing staff in the specific requirements of generally accepted accounting principles related to inventory valuation and the operation and maintenance of the system.
- Implement system alerts which identify system deficiencies and allow for user corrective action.
- Create a cross-functional project team to review the physical inventory processes and controls and develop a corrective action plan for the annual physical inventory.
- Heightened review, testing and monitoring of the internal controls with respect to processing of outside service provider costs, standard cost updates, capitalization of production variances into inventory and the calculation of our inventory reserves.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fourth quarter of the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

On March 15, 2008, we paid our named executive officers the following bonuses pursuant to our 2007 Executive Bonus Plan:

Name and Title	Bonus Awarded
Bing Yeh, President and Chief Executive Officer	$194,161
Yaw Wen Hu, Executive Vice President, Chief Operating Officer	133,065
Derek J. Best, Senior Vice President, Sales and Marketing	89,728
James B. Boyd, Senior Vice President, Finance and Chief Financial Officer	43,963
Michael S. Briner, Senior Vice President, Application Specific Product Group	84,467

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in our definitive Proxy Statement with respect to our 2008 Annual Meeting of Shareholders under the captions "Election of Directors," "Security Ownership of Certain Beneficial Owners and Management—Compliance with the Reporting Requirement of Section 16(a)," "Information Regarding the Board of Directors and its Committees—Audit Committee," "Information Regarding the Board of Directors and its Committees—Nominating and Corporate Governance Committee," and "Code of Conduct," and are incorporated by reference into this report. The information relating to our executive officers is contained in Part I, Item 1 of this Annual Report.

Item 11. Executive Compensation

The information required by this item will be contained in our definitive Proxy Statement with respect to our 2008 Annual Meeting of Shareholders under the caption "Executive Compensation," and is incorporated by reference into this Annual Report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in our definitive Proxy Statement with respect to our 2008 Annual Meeting of Shareholders under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation—Equity Compensation Plan Information," and are incorporated by reference into this Annual Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be contained in our definitive Proxy Statement with respect to our 2008 Annual Meeting of Shareholders under the captions "Transactions with Related Parties," "Independence of the Board of Directors" and is incorporated by reference into this Annual Report. Please also see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions."

Item 14. Principal Accountant Fees and Services

The information required by this item will be contained in our definitive Proxy Statement with respect to our 2008 Annual Meeting of Shareholders under the caption "Ratification of Selection of Independent Registered Public Accounting Firm" and is incorporated by reference into this Annual Report.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Consolidated Financial Statements. The index to the consolidated financial statements is below.

Exhibits. See Exhibit Index in part (b), below.

(b) Index to Exhibits.

Exhibit Number	Description of Document
3.1(1)	Bylaws of Silicon Storage Technology, Inc., as amended.
3.2(2)	Restated Articles of Incorporation of SST, dated November 3, 1995.
3.3(3)	Certificate of Amendment of the Restated Articles of Incorporation of SST, dated June 30, 2000.
3.4(4)	Certificate of Designation of Series A Junior Participating Preferred Stock.
4.1	Reference is made to Exhibits 3.1 to 3.4.
4.2(5)	Specimen Stock Certificate of SST.
4.3(6)	Rights Agreement between SST and American Stock Transfer and Trust Co., dated May 4, 1999.
4.4(7)	Amendment No. 1 to Rights Agreement between SST and American Stock Transfer and Trust Co., dated October 28, 2000.
10.1(8)+	1995 Equity Incentive Plan and related agreements.
10.2(9)+	1995 Employee Stock Purchase Plan.
10.3(10)+	1995 Non-Employee Director's Stock Option Plan, as amended, and related form of stock option agreement.
10.4(11)+	Employee Profit Sharing Plan.
10.5(12)	Lease Agreement between SST and Sonora Court Properties, dated May 4, 1993, as amended.
10.6(13)	Lease Agreement between SST and Coast Properties, dated May 4, 1995, as amended.
10.7(14)	Lease Amendment, dated March 4, 1998, between SST and Sonora Court Properties.
10.8(15)	Lease Amendment, dated March 4, 1998, between SST and Coast Properties.
10.9(16)	Second Amendment to Lease, dated September 13, 1999, between SST and Coast Properties.
10.10(17)	Lease Agreement between SST and Bhupinder S. Lehga and Rupinder K. Lehga, dated November 15, 1999.
10.11(18)	Lease Agreement between SST and The Irvine Company, dated November 22, 1999.

Exhibit Number	Description of Document
10.12(19)	Sunnyvale Industrials Net Lease Agreement, dated June 26, 2000.
10.13(20)	Non-Employee Director Cash Retainer Program.
10.14(21)	Form of Indemnity Agreement by and between SST and each executive officer and director.
10.15(22)+	2007 Executive Bonus Plan.
21.1	Subsidiaries of SST.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2	Consent of PricewaterhouseCoopers, Independent Regional Public Accounting Firm.
23.3	Consent of Ernst & Young, Independent Regional Public Accounting Firm.
24.1	Power of Attorney is contained on the signature page.
31.1	Certification of President and Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer and Senior Vice President of Finance as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1*	Certification of President and Chief Executive Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
32.2*	Certification of Chief Financial Officer and Senior Vice President of Finance, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
99.1	Audited Consolidated Financial Statements of Advanced Chip Engineering Technology Inc.

* The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany the Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

\+ Management contract, compensatory plan or arrangement.

1. Filed as Exhibit 3.1 to our Current Report on Form 8-K, filed on January 7, 2008 and incorporated by reference herein.
2. Filed as Exhibit 3.4 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
3. Filed as Exhibit 3.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 7, 2000, and incorporated by reference herein.
4. Filed as Exhibit 99.3 to our Current Report on Form 8-K filed on May 18, 1999, and incorporated by reference herein.
5. Filed as Exhibit 4.2 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on November 3, 1995, and incorporated by reference herein.
6. Filed as Exhibit 99.2 to our Current Report on Form 8-K filed on May 18, 1999, and incorporated by reference herein.
7. Filed as Exhibit 3.6 to our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, filed on March 30, 2001, and incorporated by reference herein.
8. Filed as amended as Exhibit 99.1 to our Registration Statement on Form S-8, File No. 333-108345, filed on August 29, 2003, and incorporated by reference herein.
9. Filed as amended as Exhibit 99.3 to our Registration Statement on Form S-8, File No. 333-108345 filed on August 29, 2003, and incorporated by reference herein.

10. Filed as amended as Exhibit 10.3 to our Current Report on Form 8-K, filed on April 21, 2005, and incorporated by reference herein.
11. Filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 10, 2006, and incorporated by reference herein.
12. Filed as Exhibit 10.6 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
13. Filed as Exhibit 10.7 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.
14. Filed as Exhibit 10.17 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on August 14, 1998, and incorporated by reference herein.
15. Filed as Exhibit 10.18 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on August 14, 1998, and incorporated by reference herein.
16. Filed as Exhibit 10.23 to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, filed on February 24, 2000, and incorporated by reference herein.
17. Filed as Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, filed on February 24, 2000, and incorporated by reference herein.
18. Filed as Exhibit 10.25 to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, filed on February 24, 2000, and incorporated by reference herein.
19. Filed as Exhibit 10.28 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 7, 2000, and incorporated by reference herein.
20. Filed as Exhibit 10.15 to our Current Report on Form 8-K filed on April 21, 2005, and incorporated by reference herein.
21. Filed as Exhibit 10.18 to our Annual Report on Form 10-K for the year ended December 31, 2006, filed on January 16, 2008, and incorporated by reference herein.
22. Filed as Exhibit 10.19 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed on January 18, 2008, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, County of Santa Clara, State of California, on the 17th day of March, 2008.

SILICON STORAGE TECHNOLOGY, INC.

By: /s/ BING YEH

Bing Yeh
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bing Yeh and James B. Boyd, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BING YEH **Bing Yeh**	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 17, 2008
/s/ JAMES B. BOYD **James B. Boyd**	Chief Financial Officer and Senior Vice President, Finance (Principal Financial and Accounting Officer)	March 17, 2008
/s/ YAW WEN HU **Yaw Wen Hu**	Director	March 17, 2008
/s/ TSUYOSHI TAIRA **Tsuyoshi Taira**	Director	March 17, 2008
/s/ RONALD CHWANG **Ronald Chwang**	Director	March 17, 2008
/s/ YASUSHI CHIKAGAMI **Yasushi Chikagami**	Director	March 17, 2008
/s/ TERRY NICKERSON **Terry Nickerson**	Director	March 17, 2008
/s/ EDWARD YAO-WU YANG **Edward Yao-Wu Yang**	Director	March 17, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silicon Storage Technology, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows present fairly, in all material respects, the financial position of Silicon Storage Technology, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the completeness, accuracy, valuation and presentation and disclosure of inventory and the related cost of revenue accounts existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 14 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007. As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 17, 2008

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,	
	2006	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$100,973	$ 118,157
Short-term available-for-sale investments	38,835	44,067
Trade accounts receivable-unrelated parties, net of allowance for doubtful accounts of $112 at December 31, 2006 and $20 at December 31, 2007	19,382	19,301
Trade accounts receivable-related parties	45,561	37,012
Inventories	73,883	50,178
Other current assets	9,074	6,055
Total current assets	287,708	274,770
Property and equipment, net	19,513	18,247
Long-term available-for-sale investments	45,554	36,160
Equity investments, GSMC	42,550	23,150
Equity investments, ACET	14,868	20,756
Equity investments, others	10,369	10,645
Goodwill	29,213	11,221
Intangible assets, net	9,940	7,391
Other assets	6,263	1,125
Total assets	$465,978	$ 403,465
LIABILITIES		
Current liabilities:		
Borrowing under line of credit facility	$ 3,070	$ 6,836
Trade accounts payable-unrelated parties	31,148	23,572
Trade accounts payable-related parties	36,510	18,495
Accrued expenses and other liabilities	24,115	21,457
Deferred revenue	3,390	3,004
Total current liabilities	98,233	73,364
Uncertain tax positions	—	6,194
Other liabilities	2,030	1,354
Total liabilities	100,263	80,912
Commitments (Note 4) and Contingencies (Note 5)		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value:		
Authorized: 7,000 shares Series A Junior Participating Preferred Stock, no par value Designated: 450 shares Issued and outstanding: none at December 31, 2006 and 2007	—	—
Common stock, no par value:		
Authorized: 250,000 shares Issued and outstanding: 103,639 shares at December 31, 2006 and 104,198 shares at December 31, 2007	364,330	365,566
Additional paid-in capital	61,533	69,339
Accumulated other comprehensive income	31,281	31,239
Accumulated deficit	(91,429)	(143,591)
Total shareholders' equity	365,715	322,553
Total liabilities and shareholders' equity	$465,978	$ 403,465

The accompanying notes are an integral part of these consolidated financial statements.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,		
	2005	2006	2007
Net revenues:			
Product revenues—unrelated parties	$157,499	$165,743	$145,267
Product revenues—related parties	236,597	249,698	226,649
License revenues—unrelated parties	35,226	35,588	39,656
License revenues—related parties	1,577	1,480	176
Total net revenues	430,899	452,509	411,748
Cost of revenues:			
Cost of product revenues—unrelated parties	134,916	122,764	102,227
Cost of product revenues—related parties	217,501	210,879	189,105
Total cost of revenues	352,417	333,643	291,332
Gross profit	78,482	118,866	120,416
Operating expenses:			
Research and development	47,879	52,003	56,712
Sales and marketing	27,896	28,464	29,229
General and administrative	23,895	22,278	27,603
Other (Note 5 and Note 11)	2,945	—	30,931
Total operating expenses	102,615	102,745	144,475
Income (loss) from operations	(24,133)	16,121	(24,059)
Interest income	1,092	3,355	6,904
Dividend income	1,645	1,581	2,091
Other income (expense), net	(467)	821	115
Interest expense	(241)	(345)	(495)
Gain on sale of investments	—	12,206	159
Impairment of investments	(605)	(44,123)	(22,400)
Loss before provision for income taxes, pro rata share of loss from equity investments and minority interest	(22,709)	(10,384)	(37,685)
Provision for income taxes	2,449	7,194	4,237
Minority interest	(77)	—	—
Loss before pro rata share of loss from equity investments	(25,081)	(17,578)	(41,922)
Pro rata share of loss from equity investments	(1,543)	(3,199)	(7,035)
Net loss	$(26,624)	$(20,777)	$(48,957)
Net loss per share—basic	$ (0.26)	$ (0.20)	$ (0.47)
Shares used in per share calculation—basic	101,369	103,355	104,134
Net loss per share—diluted	$ (0.26)	$ (0.20)	$ (0.47)
Shares used in per share calculation—diluted	101,369	103,355	104,134

The accompanying notes are an integral part of these consolidated financial statements.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Unearned Stock-Based Compensation	Accumulated Other Comprehensive Income	Total
	Shares	Amount					
Balances, December 31, 2004	97,358	$343,137	$53,818	$ (44,028)	$(1,154)	$16,542	$368,315
Issuance of shares of common stock for acquisition of Actrans, Inc.	4,358	14,722	—	—	—	—	14,722
Issuance of shares of common stock under employee stock purchase and option plans	1,111	3,727	—	—	—	—	3,727
Stock-based compensation	—	—	—	—	565	—	565
Net loss	—	—	—	(26,624)	—	—	
Adjustment to stock compensation due to variable accounting	—	—	2	—	—	—	2
Reversal of stock-based compensation expense due to employee terminations	—	—	(31)	—	31	—	—
Unrealized gain on available-for- sale investments	—	—	—	—	—	15,259	
Cumulative translation adjustment	—	—	—	—	—	(21)	
Comprehensive loss	—	—	—	—	—	—	(11,386)
Balances, December 31, 2005	102,827	$361,586	$53,789	$ (70,652)	$ (558)	$31,780	$375,945
Issuance of shares of common stock under employee stock purchase and option plans	802	2,744	—	—	—	—	2,744
Reversal of unearned stock-based compensation upon adoption of FAS 123(R)	—	—	(558)	—	558	—	
Stock-based compensation	—	—	8,013	—	—	—	8,013
Tax benefit from exercise of stock options	—	—	(11)	—	—	—	(11)
Gain on change in equity interest in ACET			300				300
Net loss	—	—	—	(20,777)	—	—	
Unrealized loss on available-for- sale securities	—	—	—	—	—	(608)	
Cumulative translation adjustment	—	—	—	—	—	109	
Comprehensive loss	—	—	—	—	—	—	(21,276)
Balances, December 31, 2006	103,629	$364,330	$61,533	$ (91,429)	$ —	$31,281	$365,715
Issuance of shares of common stock under employee stock purchase and option plans	569	1,236	—	—	—	—	1,236
Stock-based compensation	—	—	5,291	—	—	—	5,291
Equity affiliate stock-based compensation	—	—	689	—	—	—	689
Impact of adoption of FIN 48	—	—	—	(3,205)	—	—	(3,205)
Gain on change in equity interest in ACET	—	—	1,826	—	—	—	1,826
Net loss	—	—	—	(48,957)	—	—	
Unrealized gain on available-for- sale investments	—	—	—	—	—	106	
Cumulative translation adjustment	—	—	—	—	—	(148)	
Comprehensive loss	—	—	—	—	—	—	(48,999)
Balances, December 31, 2007	104,198	$365,566	$69,339	$(143,591)	$ —	$31,239	$322,553

The accompanying notes are an integral part of these consolidated financial statements.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2005	2006	2007
Cash flows from operating activities:			
Net loss	$(26,624)	$ (20,777)	$ (48,957)
Adjustments to reconcile net loss to net cash from operating activities:			
Depreciation and amortization	9,955	10,022	11,302
Purchased in process research and development	1,661	—	—
Recovery of doubtful accounts receivable	(424)	(708)	(92)
Provision for (recovery of) sales returns	2,051	579	(653)
Provision for excess and obsolete inventories, write-down of inventories and adverse purchase commitments	36,495	15,995	8,473
Stock-based compensation expense	567	8,013	5,291
Pro rata share of loss from equity investment	1,543	3,199	7,035
Impairment loss on equity investments	605	44,123	22,400
Impairment loss on intangible assets	—	—	1,194
Impairment loss on goodwill	—	—	17,992
Loss on disposal of equipment	74	1	11
Gain on sale of equity investments	—	(12,206)	(159)
Tax expense from employee stock plans	—	(11)	—
Minority interest	(77)	—	—
Changes in operating assets and liabilities:			
Trade accounts receivable—unrelated parties	2,101	2,116	804
Trade accounts receivable—related parties	(22,480)	10,305	8,572
Inventories	5,022	17,205	15,222
Other current and non-current assets	4,037	2,302	3,595
Trade accounts payable—unrelated parties	(6,729)	(17,072)	(7,690)
Trade accounts payable—related parties	(14,015)	14,643	(17,900)
Accrued expenses and other liabilities	(12,362)	4,274	5,109
Deferred revenue	2,105	(1,103)	(386)
Net cash provided by (used in) operating activities	(16,495)	80,900	31,163
Cash flows from investing activities:			
Acquisitions, net of cash	(7,406)	—	—
Investments in equity securities	(333)	(18,854)	(12,950)
Purchase of property and equipment	(6,443)	(6,256)	(6,360)
Notes receivable	—	—	(500)
Proceeds from sale of equipment	4	107	—
Purchase of intellectual property license	—	(494)	(1,585)
Purchases of available-for-sale securities	(22,026)	(96,611)	(95,660)
Sales and maturities of available-for-sale and equity securities	89,003	64,368	99,460
Net cash provided by (used in) investing activities	52,799	(57,740)	(17,595)
Cash flows from financing activities:			
Debt repayments	(439)	(857)	—
Borrowing against line of credit	3,000	3,020	3,549
Repayments on line of credit	(575)	(3,000)	—
Issuance of shares of common stock	3,727	2,744	1,236
Capital lease payments	—	(1,476)	(1,386)
Net cash provided by financing activities	5,713	431	3,399
Net increase in cash and cash equivalents	42,017	23,591	16,967
Effect of foreign exchange on cash flows	—	—	217
Cash and cash equivalents at beginning of period	35,365	77,382	100,973
Cash and cash equivalents at end of period	$ 77,382	$100,973	$118,157
Supplemental disclosure of cash flow information:			
Cash received for interest	$ 1,571	$ 1,185	$ 5,924
Cash paid for interest	$ 122	$ 70	$ 161
Net cash paid for income taxes	$ 2,623	$ 2,343	$ 365
Fixed assets acquired under capital leases	$ —	$ —	$ 50
Common stock issued in connection with acquisitions	$ 14,722	$ —	$ —

During the year ended December 31, 2005, we issued approximately 4.4 million shares of common stock in connection with the acquisition

The accompanying notes are an integral part of these consolidated financial statements.

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations:

Silicon Storage Technology, Inc. (SST, us or we) is a leading supplier of flash memory semiconductor devices for the digital consumer, networking, wireless communications and Internet computing markets. Flash memory is a form of nonvolatile memory that allows electronic systems to retain information when the system is turned off. We also produce and sell other semiconductor products including smartcard ICs and modules, radio frequency ICs and modules, NAND controller and NAND-controller based modules. We license our SuperFlash technology to other companies for non-competing applications. Our products are used in personal computers, personal computer peripheral devices, consumer electronics and communications devices. Our products are sold to manufacturers located primarily in Asia.

Use of Estimates in Preparation of the Financial Statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks, Uncertainties and Concentrations:

Our sales are concentrated in the nonvolatile memory class of the semiconductor memory industry, which is highly competitive and rapidly changing. Significant technological changes in the industry, changes in customer requirements, changes in product costs and selling prices, and the emergence of competitor products with new features, capabilities, or technologies could adversely affect our operating results. We currently buy all semiconductor wafers and die, from outside suppliers and we are dependent on third party subcontractors to assemble and test our products. Failure by these suppliers to satisfy our requirements on a timely basis at competitive prices and in sufficient quantities could cause us to suffer manufacturing delays, possible loss of revenues, or higher than anticipated costs of revenues, any of which could have a severe adverse affect on our operating results.

We out-source our customer service logistics function in Asia to Silicon Professional Technology Ltd., or SPT, which supports our customers in Taiwan, China and other Southeast Asian countries. We ship our products to SPT who in turn ships our products on to end customers and sales representatives. SPT provides forecasting, planning, warehousing, delivery, billing, collection and other logistic functions for us in these regions. SPT is a wholly-owned subsidiary of one of our stocking representatives in Taiwan, Professional Computer Technology Limited, or PCT. Products shipped to SPT are accounted for as our inventory held at our logistics center, and revenue is recognized when the products have been delivered and are considered sold to our end customers by SPT. For the years ended December 31, 2005, 2006 and 2007, SPT serviced end customer sales accounting for 58.5%, 59.1% and 60.1%, respectively, of our recognized net product revenues. Further description of our relationships with PCT and SPT are in Note 16 of these Notes to the Consolidated Financial Statements.

We ship products to, and have accounts receivable from, original equipment manufacturers or OEMs; original design manufacturers or ODMs; and contract electronic manufacturers or CEMs. In addition, we ship products to, and have accounts receivable from, our stocking representatives; distributors; and our logistics center. Our stocking representatives, distributors and our logistics center in turn reship our products to our end customers, including OEMs, ODMs, CEMs and end users. Shipments, by us or our logistic center to our top three stocking representatives for reshipment accounted for 40.3%, 48.5% and 60.0% of our product shipments in 2005, 2006 and 2007, respectively. In addition, the same three stocking representatives solicited sales, for which they received a commission, for 18.3%, 10.3% and 9.1% of our product revenue to end users in 2005, 2006 and 2007, respectively. Our stocking representatives and distributors could discontinue their relationship with us or discontinue selling our products at any time. The loss of our relationship with any of our stocking representatives or distributors could adversely affect our operating results by impairing our ability to sell our products to our end customers. Our logistics center, SPT, may cease providing services to us at any time. If SPT were to terminate their logistics relationship with us we would experience a delay in re-establishing warehousing, logistics and distribution functions, which could adversely affect our operating results. If SPT or PCT were to terminate their sales representative relationship with us it could impair our revenue significantly and affect our ability to collect accounts receivable from SPT or PCT and may adversely affect our operating results as would the termination of any of our top three stocking representatives.

We derived 87.6%, 87.7% and 88.8% of our net product revenues from Asia during 2005, 2006 and 2007, respectively. In addition, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region.

Our revenues may be impacted by our ability to obtain adequate wafer supplies from our foundries. The foundries with which we currently have arrangements, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis and/or at favorable prices. In addition, we have encountered delays in qualifying new products and in ramping-up new product production and we could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by our foundries. Such disruptions, shortages and price increases could harm our operating results.

We depend on independent subcontractors to assemble and test our products. Our reliance on these subcontractors involves the following significant risks:

- reduced control over delivery schedules and quality;
- the potential lack of adequate capacity during periods of strong demand;
- difficulties selecting and integrating new subcontractors;
- limited warranties on products supplied to us;
- potential increases in prices due to capacity shortages and other factors; and
- potential misappropriation of our intellectual property.

These risks may lead to increased costs, delayed product delivery or loss of competitive advantage, which would harm our profitability and damage customer relationships.

It should be noted that we may be greatly impacted by the political, economic and military conditions in Taiwan and/or China. Both are continuously engaged in political disputes. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. This could severely harm our business by interrupting or delaying production or shipment of our product. Any kind of activity of this nature or even rumors of such activity could severely and negatively impact our operations, revenues, operating results, and stock price.

Our corporate headquarters are located in California near major earthquake faults. In addition, some of our major suppliers and their fabs in Asia are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster, such as a typhoon, near one or more of our major suppliers, like the earthquakes in April 2006 and December 2006 or the typhoons in September 2001 and July 2005 that occurred in Taiwan, could potentially disrupt the operations of those suppliers, which could then limit the supply of our products and harm our business.

Basis of Consolidation:

The consolidated financial statements include the accounts of SST and our wholly-owned and majority-owned subsidiaries after elimination of inter-company balances and transactions.

Foreign Currency Transactions:

Monetary accounts maintained in currencies other than the United States dollar are remeasured using the foreign exchange rate at the balance sheet dates. Operational accounts and non-monetary balance sheet accounts are remeasured and recorded at the rate in effect at the date of the transactions. The effects of foreign currency remeasurement are reported in current operations. The functional currency of SST and all its subsidiaries, except SST China, is the United States dollar. The functional currency of SST China is the Chinese Yuan. The effect of foreign currency remeasurement was not significant in 2005, 2006 and 2007.

Financial Instruments:

Cash equivalents are highly liquid investments with original or remaining maturities of three months or less as of the dates of purchase. Highly liquid investments included in cash equivalents are classified as available-for-sale and are carried at cost, which approximates fair value. We maintain substantially all of our cash balances with three major financial and/or brokerage institutions domiciled in the United States and we have not experienced any material losses relating to these investment instruments.

Short and long-term investments, which are comprised of federal, state and municipal government obligations, foreign and public corporate debt securities and listed equity securities, are classified as available-for-sale and carried at fair value, based on quoted market prices, with the unrealized gains or losses, net of tax, reported in Shareholders' Equity as Other Comprehensive Income. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. Realized gains and losses are recorded on the specific identification method.

The carrying amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are considered to approximate fair values based upon the short maturities of those financial instruments. The fair value of available-for-sale investments is set forth in Note 2 of these Notes to the Consolidated Financial Statements. Financial instruments that potentially subject us to concentrations of credit risks comprise, principally, cash, cash equivalents, investments and trade accounts receivable. We perform credit evaluations of new customers and require those without positive, established credit histories to pay in advance, upon delivery or through letters of credit. Otherwise, for customers which we do not require collateral we maintain an allowance for potential credit losses. As of December 31, 2006 and 2007, SPT represented 68.9% and 65.3% of our net accounts receivable, respectively.

We have acquired interests in Japanese and Taiwanese companies and a Cayman Islands company operating in China. See Note 16 of these Notes to the Consolidated Financial Statements. Investments non-marketable equity securities are included in "Equity investments, others" in the balance sheet and are carried at cost. When a decline in value is other than temporary the cost basis of the securities are reduced to their estimated fair value. Some of the Taiwanese investments are held in public companies whose stock is traded on the Taiwan Stock Exchange. Under Taiwan security regulations, a certain number of shares must be held in central custody subsequent to an initial public offering and are restricted from sale for a period of time. In addition, a certain number of shares must be held in central custody if we have an employee serving on the Board of Directors of a

Taiwan company. Shares required to be held in custody for greater than a one year period are carried at cost and recorded as equity investments. The unrestricted shares and the shares available for sale within one year from the balance sheet date are carried at quoted market price and included in long-term available for sale investments, with unrealized gains and losses reported as a separate component of shareholders' equity.

Investments in non-marketable equity securities are inherently risky, and a number of these companies may fail. Their success is dependent on product development, market acceptance, operational efficiency, and other key business success factors. In addition, depending on their future prospects and market conditions, they may not be able to raise additional funds when needed or they may receive lower valuations, with less favorable investment terms than in previous financings, thus our investments in them may become impaired.

We review our investments quarterly for indicators of impairment. For non-marketable equity securities, the impairment analysis requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. The indicators that we use to identify those events or circumstances include (a) the investee's revenue and earnings trends relative to predefined milestones and overall business prospects; (b) the technological feasibility of the investee's products and technologies; (c) the general market conditions in the investee's industry or geographic area, including adverse regulatory or economic changes; (d) factors related to the investee's ability to remain in business, such as the investee's liquidity, debt ratios, and the rate at which the investee is using its cash; and (e) the investee's receipt of additional funding at a lower valuation. Investments identified as having an indicator of impairment are subject to further analysis to determine if the investment is other than temporarily impaired, in which case the investment is written down to its estimated fair market value and a new cost basis is established. If an investee obtains additional funding at a valuation lower than our carrying amount or requires a new round of equity funding to stay in operation and the new funding does not appear imminent, we presume that the investment is other than temporarily impaired, unless specific facts and circumstances indicate otherwise.

For the year ended December 31, 2007 and 2006, we recorded impairments of our equity investments totaling $22.4 million and $40.6 million, respectively. See Note 12 of these Notes to the Consolidated Financial Statements. Cash dividends and other distributions of earnings from the investees, if any, are included in other income when declared.

Accounts Receivable:

The allowance for doubtful accounts is based on an assessment of the collectibility of customer accounts receivable. We review the allowance by considering factors such as historical collection experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay.

Inventories:

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The carrying value of our inventory is dependent on our estimate of future average selling prices, and, if our estimate of future selling prices is lower than our cost, we may be required to adjust our inventory value further to reflect the lower of cost or market. Due to the large number of units in our inventory, even a small change in average selling prices could result in a significant adjustment and have a significant impact on our financial position and results of operations.

Our inventories include high technology parts and components that are specialized in nature or subject to rapid technological obsolescence. We review on-hand inventory, including inventory held at our logistic center, for potential excess, and obsolete items and adjust the level of inventory reserve accordingly. Our allowance for excess and obsolete inventories includes an allowance for our on hand finished goods inventory with a date of manufacture of greater than two years old and for certain products with a date of manufacture of greater than one year old. For the obsolete inventory analysis, we review inventory items in detail and consider date code, customer base requirements, planned or recent product revisions, end of life plans and diminished market demand. Some of our customers have requested that we ship them product that has a finished goods date of manufacture that is less than one year old. In the event that this becomes a common requirement, it may be necessary for us to provide for an additional allowance for our on hand finished goods inventory with a date of manufacture of greater than one year old, which could result in a significant adjustment and could harm our financial results.

Inventories, once written down to their new basis, are not subsequently written back up to cost. While we have programs to minimize the required inventories on hand and we consider technological obsolescence when estimating allowances for potentially excess and obsolete inventories and consider ASP forecasts when estimating allowances for lower of cost or market reserves, it is reasonably possible that such estimates could change in the near term and such changes could have a significant impact on our financial position and results of operations.

Inventory valuation adjustments to cost of sales and adverse purchase commitments totaled $36.5 million in 2005, $16.0 million in 2006 and $8.5 million in 2007. Inventory reserves are not relieved until the related inventory has been sold or scrapped.

Non-Marketable and Other Equity Investments:

We account for non-marketable and other equity investments under either the cost or equity method and include them in long-term assets. Our non-marketable and other equity investments include:

Equity method investments. When we have the ability to exercise significant influence, but not control, over the investee, we record equity method adjustments in gains (losses) on equity investments, net. Equity method adjustments include: our proportionate share of investee income or loss, gains or losses resulting from investee capital transactions, amortization of certain differences between our carrying value and our equity in the net assets of the investee at the date of investment, and other adjustments required by the equity method. Equity method investments include marketable and non-marketable investments.

Non-marketable cost method investments. When we do not have the ability to exercise significant influence over the investee we record such events at cost.

Property and Equipment:

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives of three to seven years, except for buildings for which the useful life is forty years. Leasehold improvements are depreciated over seven years or the term of the lease, whichever is shorter. See Note 3 of these Notes to the Consolidated Financial Statements.

Goodwill:

Goodwill and intangibles assets, including intellectual property, were generally acquired in acquisitions in 2004 and 2005. Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, or SFAS No. 142, requires goodwill to be tested for impairment on an annual basis, and between annual tests under certain circumstances, and written down when impaired. We perform this analysis during the fourth quarter of each fiscal year.

We evaluate whether goodwill has been impaired at the reporting unit level by first determining whether its estimated fair value of the reporting unit is less than its carrying value and, if so, by determining whether the implied fair value of goodwill within the reporting unit is less than the carrying value. Fair values are determined by discounted future cash flow analyses. As a result of our impairment analysis in the fourth quarter of 2007, we recorded an impairment charge related to the goodwill initially recognized as a result of the acquisitions of G-Plus and Actrans. See Note 7. to the Consolidated Financial Statements.

Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of one to five years.

Long-Lived Assets:

Long-lived assets consist primarily of property and equipment and intangible assets. Whenever events or changes in circumstances indicate that the carrying amounts of long-lived assets may not be recoverable, we estimate the future cash flows, undiscounted and without interest charges, expected to result from the use of those assets and their eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. As a result of our impairment analysis in the fourth quarter of 2007, we recorded an impairment charge of $969,000 related to our long-lived assets.

Product Revenue Recognition:

Sales to direct customers and foreign stocking representatives are recognized net of an allowance for estimated returns. When product is shipped to direct customers or stocking representatives or by our distributors or SPT to end users, prior to recognizing revenue, we require that evidence of the arrangement exists, the price is fixed or determinable and collection of the resulting receivable is reasonably assured. Sales to distributors are made primarily under arrangements allowing price protection and the right of stock rotation on unsold merchandise. Because of the uncertainty associated with pricing concessions and future returns, we defer recognition of such revenues, related costs of revenues and related gross profit until the merchandise is sold by the distributor. Products shipped to SPT are accounted for as our inventory held at our logistics center and revenue is recognized when the products have been delivered and are considered sold to our end customers by SPT.

License and Royalty Revenue Recognition:

For license and other arrangements for technology that we are continuing to enhance and refine and under which we are obligated to provide unspecified enhancements, revenue is recognized over the lesser of the estimated period that we have historically enhanced and developed refinements to the technology, approximately two to three years (the upgrade period), or the remaining portion of the upgrade period from the date of delivery, provided all specified technology and documentation has been delivered, the price is fixed or determinable and collection is reasonably assured. From time to time, we re-examine the estimated upgrade period relating to licensed technology to determine if a change in the estimated upgrade period is needed. Revenue from license or other technology arrangements where we are not continuing to enhance and refine technology or are not obligated to provide unspecified enhancements is recognized upon delivery, if the price is fixed or determinable and collection is reasonably assured.

Royalties received under these arrangements during the upgrade period are recognized as revenue based on the ratio of the elapsed portion of the upgrade period to the estimated upgrade period. The remaining portions of the royalties are recognized ratably over the remaining portion of the upgrade period. Royalties received after the upgrade period has elapsed are recognized when reported to us, which generally occurs one quarter in arrears and coincides with the receipt of payment.

Research and Development:

Research and development expenses are charged to operations as incurred.

Advertising Costs:

We expense all advertising costs as incurred. Advertising costs were not material for the years ended December 31, 2005, 2006 and 2007, respectively.

Provision for Income Taxes:

We maintained a full valuation allowance on our net deferred tax assets as of December 31, 2006 and 2007. The valuation allowance was determined in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, or SFAS No. 109, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction by jurisdiction basis. Expected future U.S. losses represented sufficient negative evidence under SFAS No. 109 and accordingly, a full valuation allowance was recorded against U.S. deferred tax assets. We intend to maintain a full valuation allowance on the U.S. deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.

Our tax provision was $2.4 million, $7.2 million and $4.2 million on a pre-tax loss of $22.7 million, $10.4 million and $37.7 million for 2005, 2006 and 2007, respectively, consisting primarily of U.S. income taxes and foreign withholding taxes.

Effective January 1, 2007, we adopted Financial Accounting Standards Interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109). Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN No. 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date. The cumulative effect of adopting FIN No. 48 was a $3.2 million increase to our reserve for uncertain tax position with a corresponding adjustment to the opening balance of accumulated deficit. We recognize interest and/or penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The amount of interest and penalties accrued upon the adoption of FIN 48 and at December 31, 2007 was immaterial.

We recognize interest and/or penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The amount of interest and penalties accrued upon the adoption of FIN 48 and at December 31, 2007 was immaterial.

Computation of Net Loss Per Share:

We have computed and presented net loss per share under two methods, basic and diluted. Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed adjusting the net loss by the potential minority interests and dividing by the sum of the weighted average number of common shares outstanding and potential common shares. The calculation of diluted net loss per share excludes potential common stock if the effect is anti-dilutive. Potential common stock shares consist of common stock options, computed using the treasury stock method based on the average stock price for the period.

Stock-based Compensation:

Prior to January 1, 2006, we accounted for stock-based compensation, including stock options granted and shares issued under the Employee Stock Purchase Plan, using the intrinsic value method prescribed in Accounting Principles Bulletin No. 25, *Accounting for Stock Issued to Employees*, or APB No. 25 and related interpretations. Compensation expense for stock options was recognized ratably over the vesting period.

Effective January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, *Share-Based Payment*, or SFAS No. 123(R) using the modified prospective transition method. Under this transition method, compensation cost recognized in the year ended December 31, 2006, includes the applicable amounts of: (a) compensation cost of all stock-based awards granted prior to, but not yet vested as of January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in the pro forma footnote disclosures), and (b) compensation cost for all stock-based awards granted or modified subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R). For the years ended December 31, 2006 and 2007, we recorded $8.0 million and $5.3 million of stock-based compensation expense. In accordance with the modified prospective transition method, results of prior periods have not been restated to reflect this adoption.

Comprehensive Income:

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income includes unrealized gains and losses on available-for-sale investments, net of tax, and cumulative translation adjustments. Other comprehensive income is presented in the Statement of Shareholders' Equity and Comprehensive Income.

Recent Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, *Fair Value Measurements*, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007. In February 2008 the FASB granted a one year deferral for certain non-financial assets and liabilities to comply with SFAS No. 157; however, the effective date for financial assets and liabilities remains the same. We determined upon adoption of this standard as of January 1, 2008 that it did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, or SFAS No. 159. The fair value option established by SFAS No. 159 permits, but does not require, all entities to choose to measure eligible items at fair value at specified election dates. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We are currently assessing whether to adopt the fair value option and the resulting impact, if any, will be on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations*, or SFAS No. 141R. SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51*, or SFAS No. 160. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We have not completed our evaluation of the potential impact, if any, of the adoption of SFAS No. 160 on our consolidated financial position, results of operations and cash flows.

2. Available-for-Sale Investments:

The fair value of available-for-sale investments, including restricted available-for-sale investments, as of December 31, 2007 were as follows (in thousands):

	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Corporate bonds and notes	$49,951	$ —	$ (5)	$ 49,946
Government bonds and notes	34,055	62	—	34,117
Foreign listed equity securities	4,999	31,161	—	36,160
Total bonds, notes and equity securities	$89,005	$31,223	$ (5)	$120,223
Less amounts classified as cash equivalents				(39,996)
Total short and long-term available-for-sale investments				$ 80,227
Contractual maturity dates for investments in bonds and notes:				
Less than one year				84,063
One to five years				—
				$ 84,063

The unrealized gains and losses as of December 31, 2007 are recorded in accumulated other comprehensive income, net of tax.

Market values were determined for each individual security in our investment portfolio. The declines in value of the bonds and notes primarily relate to changes in the interest rates and are considered temporary in nature. Our policy is to review our equity holdings on a regular basis to evaluate whether or not such securities have experienced an other than temporary decline in fair value. If we believe that an other-than-temporary decline in value exists, it is our policy to write down these investments to the market value and record the related write-down in our consolidated statement of operations.

The fair value of available-for-sale investments as of December 31, 2006 were as follows (in thousands):

	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Corporate bonds and notes	$28,279	$ —	$ (9)	$ 28,270
Government bonds and notes	51,422	—	(6)	51,416
Foreign listed equity securities	6,482	31,181	—	37,663
Total bonds, notes and equity securities	$86,183	$31,181	$(15)	$117,349
Less amounts classified as cash equivalents				(32,960)
Total short and long-term available-for-sale investments				$ 84,389
Contractual maturity dates for investments in bonds and notes:				
Less than one year				71,795
One to five years				7,891
				$ 79,686

Contractual maturity dates of our available-for-sale investments for debt and marketable securities are due in one year or less. All of these securities are classified as current as they are expected to be realized in cash, sold or consumed during the normal operating cycle of our business.

3. Balance Sheet Detail (in thousands):

Trade accounts receivable comprise:

	December 31,	
	2006	2007
Trade accounts receivable including related parties	$66,513	$57,333
Allowance for sales returns	(1,458)	(1,000)
Allowance for doubtful accounts	(112)	(20)
	$64,943	$56,313

Inventories:

	December 31,	
	2006	2007
Raw materials	$53,683	$21,301
Work in process	3,307	14,742
Finished goods	10,951	8,419
Finished goods inventories held at logistics center	5,942	5,716
	$73,883	$50,178

Other current assets comprise:

	Year Ended December 31,	
	2006	2007
Refundable income tax	$ 19	$ 706
Other current assets	9,055	5,349
	$9,074	$6,055

Property and Equipment comprise:

	December 31, 2006	December 31, 2007	Estimated Useful Lives
Land	$ 959	$ 959	
Building	3,503	3,503	Forty years
Equipment	18,643	20,641	Four years
Computer and design hardware	15,856	18,281	Three years
Software(1)	16,592	18,419	Three years
Vehicles	47	47	Five years
Furniture and fixtures	2,050	2,076	Seven years
Leasehold improvements	8,218	8,639	(2)
	65,868	72,565	
Less accumulated depreciation	(46,617)	(54,318)	
	19,251	18,247	
Construction in progress	262	—	
	$ 19,513	$ 18,247	

(1) Includes capitalized leases of $2,452 and $1,374 at 2006 and 2007

(2) Seven years or remaining lease term, whichever is less

Depreciation expense was $6.1 million, $6.5 million and $7.8 million including depreciation on capitalized leases of $498,000, $1.8 million and $1.3 million for 2005, 2006 and 2007, respectively.

During 2007, the market price of our common stock declined to the point where our net assets exceeded out total market capitalization and concluded that the carrying amount of our goodwill exceeded its implied fair value. Accordingly, we recorded an $18.0 million impairment charge during fourth quarter of 2007. In addition, we reviewed the carrying value of our long-lived assets and determined that estimated future cash flows were insufficient to recover the carrying value of certain long-lived assets. As a result, we recorded impairment charges of $585,000 to property and equipment and $384,000 to intangible assets in order to write these assets down to their estimated fair market value.

Accrued liabilities comprise:

	December 31, 2006	December 31, 2007
Accrued compensation and related items	$ 9,774	$10,223
Accrued adverse purchase commitments	119	111
Accrued commission	2,004	1,859
Accrued income taxes	5,644	180
Accrued warranty	298	358
Other accrued liabilities	6,276	8,726
	$24,115	$21,457

Our technology license agreements generally include an indemnification clause that indemnifies the licensee against liability and damages (including legal defense costs) arising from any claims of patent, copyright, trademark or trade secret infringement by our proprietary technology. The terms of these guarantees approximate the terms of the technology license agreements, which typically range from five to ten years. Our current license agreements expire from 2008 through 2014. The maximum possible amount of future payments we could be required to make, if such indemnifications were required on all of these agreements, is $51.3 million. We have not recorded any liabilities as of December 31, 2007 related to these indemnities as no such claims have been made or asserted.

Accrued warranty:

	Year Ended December 31,	
	2006	2007
Beginning balance	$ 803	$ 298
Provisions for warranty	2,133	1,620
Warranty returns	(1,130)	(1,119)
Rescreening, retesting and other settlements	(1,508)	(441)
Ending balance	$ 298	$ 358

Our products are generally subject to warranty and we provide for the estimated future costs of repair, replacement or customer accommodation upon shipment of the product in the accompanying statements of operations. Our warranty accrual is estimated based on historical claims compared to historical revenues and assumes that we have to replace products subject to a claim. For new products, we use our historical percentage for the appropriate class of product.

4. Commitments:

We lease our corporate facilities under non-cancelable operating leases that expire in 2008 through 2026. We believe we have adequate leased facilities to support our operations for at least the next twelve months. The leases require escalating monthly payments over their terms and, therefore, periodic rent expense is being recognized on a straight-line basis. Under the terms of the leases, we are responsible for maintenance costs, including real estate property taxes, utilities and other costs. Rent expense was $4.2 million, $3.7 million and $3.9 million in 2005, 2006 and 2007, respectively. Capital leases are recorded in property, plant and equipment.

Future minimum lease payments at December 31, 2007 are as follows (in thousands):

	Capital Lease	Operating Lease
2008	$ 899	$3,844
2009	575	3,595
2010	—	1,022
2011	—	71
2012	—	31
Thereafter	—	160
	$1,474	8,723
Less: Imputed interest	(100)	
Present value of minimum lease payments	$1,374	

5. Contingencies:

In January and February 2005, multiple putative shareholder class action complaints were filed against SST and certain directors and officers alleging insider trading and manipulation of stock prices, in the United States District Court for the Northern District of California, following our announcement of anticipated financial results for the fourth quarter of 2004. On March 24, 2005, the putative class actions were consolidated under the caption

In re Silicon Storage Technology, Inc., Securities Litigation, Case No. C 05 00295 PJH (N.D. Cal.). On May 3, 2005, the Honorable Phyllis J. Hamilton appointed the "Louisiana Funds Group," consisting of the Louisiana School Employees' Retirement System and the Louisiana District Attorneys' Retirement System, to serve as lead plaintiff and the law firms of Pomeranz Haudek Block Grossman & Gross LLP and Berman DeValerio Pease Tabacco Burt & Pucillo to serve as lead counsel and liaison counsel, respectively, for the class. Lead plaintiff filed a Consolidated Amended Class Action Complaint on July 15, 2005, which the Court dismissed with leave to amend on March 10, 2006. Plaintiff filed a second amended complaint on May 1, 2006, again seeking unspecified damages for alleged violations of federal securities laws during the period from April 21, 2004 to December 20, 2004. We responded with a motion to dismiss on June 19, 2006. On March 9, 2007, the Court issued an Order granting our motion to dismiss, *with prejudice*, and on March 12, 2007 entered a judgment that plaintiffs take nothing and the action be dismissed on the merits. Lead plaintiff filed a notice of appeal but did not follow through and by stipulation, the suit was dismissed.

In January and February 2005, following the filing of the putative class actions, multiple shareholder derivative complaints were filed in California Superior Court for the County of Santa Clara, purportedly on behalf of SST against certain of our directors and officers. The factual allegations of these complaints were substantially identical to those contained in the putative shareholder class actions filed in federal court. The derivative complaints asserted claims for, among other things, breach of fiduciary duty and violations of the California Corporations Code. These derivative actions were consolidated under the caption *In Re Silicon Storage Technology, Inc. Derivative Litigation,* Lead Case No. 1:05CV034387 (Cal. Super. Ct., Santa Clara Co.). On April 28, 2005, the derivative action was stayed by court order. On October 19, 2007, following the dismissal with prejudice of the putative class actions, the court lifted this stay. On December 6, 2007, plaintiffs filed a consolidated amended complaint reiterating some of the previous claims and asserting claims substantially identical to those contained in the *Chuzhoy v. Yeh* (Cal. Super. Ct., Santa Clara Co.) and *In re Silicon Storage Technology, Inc., Derivative Litigation* (N.D. Cal., San Jose Div.) putative derivative actions. We intend to continue to take all appropriate actions in response to this lawsuit. The impact related to the outcome of this matter is undeterminable at this time.

On July 13, 2006, a shareholder derivative complaint was filed in the United States District Court for the Northern District of California by Mike Brien under the caption *Brien v. Yeh, et al.*, Case No. C06-04310 JF (N.D. Cal.). On July 18, 2006, a shareholder derivative complaint was filed in the United States District Court for the Northern District of California by Behrad Bazargani under the caption *Bazargani v. Yeh, et al.*, Case No. C06-04388 HRL (N.D. Cal.). Both complaints were brought purportedly on behalf of SST against certain of our current directors and certain of our current and former officers and allege among other things, that the named officers and directors: (a) breached their fiduciary duties as they colluded with each other to backdate stock options, (b) violated Rule 10b-5 of the Securities Exchange Act of 1934 through their alleged actions, and (c) were unjustly enriched by their receipt and retention of such stock options. The *Brien* and *Bazargani* cases were consolidated into one case: *In re Silicon Storage Technology, Inc. Derivative Litigation*, Case No. C06-04310 JF and a consolidated amended shareholder derivative complaint was filed on October 30, 2006. No response is due until after the plaintiff files a second amended consolidated complaint. On October 31, 2006, a similar shareholder derivative complaint was filed in the Superior Court of the State of California for the County of Santa Clara by Alex Chuzhoy under the caption *Chuzhoy v. Yeh, et al.*, Case No. 1-06-CV-074026. This complaint was brought purportedly on behalf of SST against certain of our current directors and certain of our current and former officers and alleges among other things, that the named officers and directors breached their fiduciary duties as they colluded with each other to backdate stock options and were allegedly unjustly enriched by their actions. The *Chuzhoy* complaint also alleges that certain of our officers and directors violated section 25402 of the California Corporations Code by selling shares of our common stock while in possession of material non-public adverse information. No response is due until after the plaintiff files an amended complaint. We intend to take all appropriate action in responding to all of the complaints.

On or about July 13, 2007, a patent infringement suit was brought by OPTi Inc. in the United States District Court for the Eastern District of Texas alleging infringement of two United State patents related to a "Compact

ISA-bus Interface". The plaintiff seeks a permanent injunction, and damages for alleged past infringement, as well as any other relief the court may grant that is just and proper. At this time, discovery has not yet commenced, and we intend to vigorously defend the suit.

From time to time, we are also involved in other legal actions arising in the ordinary course of business. We have accrued certain costs associated with defending these matters. There can be no assurance that the shareholder class action complaints, the shareholder derivative complaints or other third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring payments in the future which may adversely impact net income. No estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies. As a result, no losses associated with these or other litigation have been accrued in our financial statements as of December 31, 2007.

6. Lines of Credit:

On September 15, 2006, SST China Limited, a wholly-owned subsidiary of SST, entered into a 10-month facility agreement with Bank of America, N.A. Shanghai Branch, a U.S. bank, for RMB 60.8 million revolving line of credit, or approximately $8 million U.S. dollars. This line expired and was replaced in August 2007, when SST China Limited entered into a one year facility agreement with Bank of America, N.A. Shanghai Branch for RMB 58.40 million revolving line of credit. The line of credit will be used for working capital but there are no restrictions in the agreement as to how the funds may be used. The interest rate for the line of credit is 90% of People's Bank of China's base rate (6.48% at December 31, 2007). This facility line is guaranteed by the parent company, Silicon Storage Technology, Inc. We are required to meet certain financial covenants, including have a ratio of funded debt to EBITA less than 2.0. If not, we have to deposit with Bank of America cash collateral in an amount equal to the outstanding principal balance. We were fully compliant with our covenants as of December 31, 2007. As of December 31, 2007, SST China Limited has drawn RMB 50 million or $6.8 million of US dollars at the interest rate of 5.702%.

7. Goodwill and Intangible Assets:

Our goodwill and intangible assets include $16.5 million of identifiable intangible assets from acquisitions made in 2004 and 2005 and $1.7 million of individually purchased intellectual property. Certain of our acquisitions also gave rise to $29.2 million of aggregate goodwill. The goodwill is not being amortized but is tested for impairment annually, as well as when an event or circumstance occurs indicating a possible impairment in value. During the fourth quarter of 2007, we determined the goodwill acquired from our acquisition of G-Plus and Actrans had become impaired in the amounts of $14.8 million and $3.2 million, respectively. Additionally, we recorded an $384,000 impairment of intellectual property related to certain licenses in the fourth quarter of 2007. These impairments are recorded in *Other operating expenses* on our statement of operations.

As of December 31, 2007, our intangible assets consisted of the following (in thousands):

	Cost	Accumulated Amortization	Accumulated Impairment	Net
Existing technology	$11,791	$ (7,996)	$(384)	$3,411
Intellectual property	3,053	(98)	—	2,955
Trade name	1,198	(792)	—	406
Customer relationships	1,857	(1,446)	—	411
Backlog	811	(811)	—	—
Non-Compete Agreements	810	(602)	—	208
	$19,520	$(11,745)	$(384)	$7,391

As of December 31, 2006, our intangible assets consisted of the following (in thousands):

	Cost	Accumulated Amortization	Net
Existing technology	$11,791	$(5,413)	$6,378
Intellectual property	1,693	—	1,693
Trade name	1,198	(552)	646
Customer relationships	1,857	(1,027)	830
Backlog	811	(811)	—
Non-Compete Agreements	810	(417)	393
	$18,160	$(8,220)	$9,940

All intangible assets are being amortized on a straight-line basis over their estimated useful lives. Existing technologies have been assigned useful lives of between four and five years, with a weighted average life of approximately 4.6 years. Non-compete agreements have been assigned useful lives between two and four years, with a weighted average of 3.6 years. Intellectual property has been assigned an estimated life between three and five years. Trade names and backlogs have been assigned useful lives of five years and one year, respectively. Customer relationships have been assigned useful lives between three and five years with a weighted average of 4.0 years. The weighted average amortization period for all categories was 1.8 years. Amortization expense was $3.9 million, $3.6 million and $3.5 million in 2005, 2006 and 2007, respectively.

Estimated future intangible asset amortization expense for the next five years is as follows (in thousands):

Fiscal Year	Amortization of Intangible Assets
2008	$3,198
2009	2,583
2010	1,052
2011	558
2012 and after	—
	$7,391

Goodwill by segment is allocated as follows (in thousands);

	December 31, 2006	Goodwill Impairments	December 31, 2007
Memory	$ 2,266	$ (2,266)	$ —
Non-Memory	15,726	(15,726)	—
Licensing Technology	11,221	—	11,221
	$29,213	$(17,992)	$11,221

During 2007, the market price of our common stock declined to the point where our net assets exceeded out total market capitalization and we determined that the carrying value of our memory and non-memory reporting units exceed their fair value. Accordingly, we concluded that the carrying amount of our goodwill may have exceeded its implied fair value. In the fourth quarter of 2007, pursuant to our accounting policy, we conducted our annual impairment test of goodwill. As a result of this analysis, we concluded that the carrying amounts of goodwill assigned to our Memory and Non-Memory segments exceeded their implied fair values and recorded an impairment charge of approximately $18.0 million, which is included in the caption "Other operating expenses" in our 2007 consolidated statement of operations. The impairment charge was determined by comparing the carrying value of goodwill assigned to these segments as of October 1, 2007, with the implied fair value of their goodwill. We considered both the income and market approaches in determining the implied fair value of the goodwill, which requires estimates of future operating results and cash flows of each of the reporting units discounted using estimated discount rates. The estimates of future operating results and cash flows were principally derived from an updated long-term financial forecast, which is developed as part of our strategic planning cycle conducted annually during the latter part of the fourth quarter. The decline in the implied fair value of the goodwill and resulting impairment charge was primarily driven by the updated long-term financial forecasts, which showed lower estimated near-term and longer-term profitability compared to estimates developed at the time of the completion of the acquisition. This updated long-term financial forecast represents the best estimate that we have at this time and we believe that its underlying assumptions are reasonable. However, actual performance in the near-term and longer-term could be materially different from these forecasts, which could impact future estimates of fair value of our reporting segments and may result in further impairment of goodwill.

In addition, we reviewed the carrying value of our long-lived assets and determined that estimated future cash flows were insufficient to recover the carrying value of certain long-lived assets. As a result, we recorded impairment charges of $585,000 to property and equipment and $384,000 to intangible assets in order to write these assets down to their estimated fair market value.

8. Stock-based Compensation:

Employee Stock Purchase Plan:

Our 1995 Employee Stock Purchase Plan, or the Purchase Plan, as amended, has 6.0 million shares reserved for issuance. The Purchase Plan provides for eligible employees to purchase shares of common stock at a price equal to 90% of the fair value of our common stock six months on the last day of each six-month offering period after the option date by withholding up to 10% of their annual base earnings. As of December 31, 2007, 486,000 shares were available for purchase under the Purchase Plan. Shares issued under the Purchase Plan for the twelve months ended December 31, 2006 and 2007 were 485,000 and 155,000, respectively.

Equity Incentive Plan:

Our 1995 Equity Incentive Plan, or the Equity Incentive Plan, as amended, has 31.8 million shares of common stock reserved for issuance upon the exercise of stock options to our employees, directors, consultants and affiliates. Under the Equity Incentive Plan, the Board of Directors has the authority to determine to whom options will be granted, the number of shares under option, the option term and the exercise price. The options generally are exercisable beginning one year from date of grant and generally thereafter over periods ranging from four to five years from the date of grant. The term of any options issued may not exceed ten years from the date of grant. As of December 31, 2007, the Equity Incentive Plan had 11.3 million shares available for grant.

Directors' Stock Option Plan:

Each of our non-employee directors receives stock option grants under our 1995 Non-Employee Directors' Stock Option Plan, or the Directors' Plan. In April 2005, the Board of Directors amended the Directors' Plan. Pursuant to the Directors' Plan, upon each non-employee director's initial election or appointment to the Board, such new non-employee director receives an initial stock option grant for 45,000 shares of common stock. Each initial stock option grant vests as to 25% of the shares subject to the grant on the anniversary of the grant date. In addition, each non-employee director will receive a fully vested annual stock option grant for 12,000 shares of common stock. The options expire ten years after the date of grant. As of December 31, 2007, the Directors' Plan had 124,000 shares available for grant.

Compensation expense under the Equity Incentive Plan and Directors' Plan is recognized as follows: we amortize stock-based compensation on the graded vesting method over the vesting periods of the stock options, generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. The Purchase Plan provides for eligible employees to purchase shares of common stock at a price equal to 90% of the fair value of our common stock on the last day of each six-month offering period. Compensation expense under the Purchase plan is recognized as the difference between the fair value and purchase price on the date of purchase. The amount of recognized compensation expense is adjusted based upon an estimated forfeiture rate which is derived from historical data.

The following table shows total stock-based compensation expense included in the Condensed Consolidated Statement of Operations (in thousands):

	Year Ended December 31,		
	2005	2006	2007
Cost of goods sold	$ 70	$ 674	$ 450
Research and development	360	3,753	2,718
Sales and marketing	88	1,214	941
General and administrative	49	2,372	1,182
Effect on pre-tax income	567	8,013	5,291
Tax effect of stock-based compensation expense	—	—	—
Effect on net income	$567	$8,013	$5,291

Stock-based compensation of $6,000, $164,000 and $54,000 was capitalized in inventory as of December 31, 2005, 2006 and 2007, respectively. Stock-based compensation amounts charged against income in 2005 were based on the provisions of APB No. 25. The 2006 and 2007 amounts reflect the application of SFAS No. 123(R). SFAS No. 123(R) also requires that the tax benefit from the exercise of options be reflected in the statement of cash flows as a cash inflow from financing activities. Prior to the adoption of SFAS No. 123(R), these tax benefits were reflected as a cash inflow from operations. Because we elected to adopt the "modified prospective" transition method, the prior year statements of cash flows have not been restated to reflect the tax benefit of options, if any. The tax benefit from the exercise of options was $0 for years ended December 31, 2006 and 2007.

Stock Option Expense Calculation:

Pursuant to our Equity Incentive Plan and Directors' Plan, stock options are granted with an exercise price equal to the market price of our common stock at the date of grant. Substantially all of the options granted to employees are exercisable pursuant to a four-year vesting schedule with a maximum contractual term of ten years. The fair value of these options is estimated using the Black-Scholes option pricing model which incorporates the assumptions noted in the table below. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury bond rate in effect at the time of grant. We do not pay dividends and do not expect to do so in the future. Expected volatilities are based on the historical performance of our common stock. The expected term of the options granted during 2007 is 6.0 years calculated using the simplified method allowed under Staff Accounting Bulletin No. 107 *Share-Based Payment*, or SAB No. 107 and Staff Accounting Bulletin No. 110. *Year-End Help for Expensing Employee Stock Option*, or SAB No. 110.

We use historical volatility as we believe it is more reflective of market conditions and a better indicator of volatility. We use the simplified calculation of expected life described in the SAB No. 107 and SAB No. 110. If we determined that another method used to estimate expected volatility was more reasonable than our current methods, or if another method for calculating these input assumptions was prescribed by authoritative guidance, the fair value calculated for share-based awards could change significantly. Higher volatility and longer expected lives result in an increase to share-based compensation determined at the date of grant.

The fair value of each option grant is estimated in the date of the grant using the Black-Scholes multiple options pricing model. We used the following assumptions for the years ended December 31, 2006 and 2007:

	Year Ended December 31, 2006	Year Ended December 31, 2007
Risk-free interest rate	4.3% - 5.2%	4.4% - 5.0%
Expected term of option	6.0 years	6.0 years
Expected volatility	77.0% - 82.6%	67.2% - 73.4%
Expected dividend yield	0.0%	0.0%

Pro Forma Information under SFAS 123 for 2005

For year ended December 31, 2005, we applied the intrinsic value method of accounting for stock options prescribed by APB No. 25. The impact on our net income (loss) that would have been reported if compensation expense had been recognized based on the estimate of the fair value of each option granted in accordance with the provisions of SFAS No. 123 *Accounting for Stock-Based Compensation* as amended by SFAS No. 148 *Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123*, as follows:

	December 31, 2005
Net loss	$(26,624)
Add: stock-based employee compensation expense included in reported net income (as adjusted and restated), net of related tax effects	683
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(9,228)
Pro forma net loss	$(35,169)
Basic loss per share	
As reported:	$ (0.26)
Pro forma:	$ (0.35)
Diluted net loss per share	
As reported:	$ (0.26)
Pro forma:	$ (0.35)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes multiple options pricing model. We used the following assumptions for the year ended December 31, 2005.

	Year Ended December 31, 2005
Risk-free interest rate	3.7 - 4.2%
Expected term of option	5.0 Years
Expected volatility	84%
Expected dividend yield	0%

Pro forma compensation expense recognized under SFAS No. 123 does not consider potential forfeitures.

Stock Option Grant History

The following is a summary of all option activity for the three years ended December 31, 2007 (options in thousands)

	Shares Available for Grant	Number of Shares Outstanding	Weighted Average Price	Weighted Average Remaining Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2004	4,160	11,031	$ 8.23	7.49	
Granted	(2,469)	2,469	$ 4.24		
Exercised	—	(342)	$ 2.10		
Forfeited	1,171	(1,171)	$ 9.91		
Expired	300	(300)	$10.84		
Outstanding at December 31, 2005	3,162	11,687	$ 7.33	6.33	
Granted	(2,158)	2,158	$ 4.16		
Exercised	—	(317)	$ 2.59		
Forfeited	667	(667)	$ 6.01		
Expired	765	(765)	$11.82		
Outstanding at December 31, 2006	2,436	12,096	$ 6.68	6.04	
Granted	(940)	940	$ 4.07		
Exercised	—	(414)	$ 1.31		
Forfeited	496	(496)	$ 4.86		
Expired	577	(577)	$ 4.23		
Outstanding at December 31, 2007	2,569	11,549	$ 6.86	5.60	$1,499
Vested and Expected to Vest at December 31, 2007		11,359	$ 6.90	5.51	$1,498
Options Exercisable at December 31, 2007		7,986	$ 7.88	4.39	$1,468

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
$0.44 - $ 2.62	1,216	2.21	$ 1.78	1,159	$ 1.74
$2.72 - $ 3.65	1,457	6.88	$ 3.48	779	$ 3.50
$3.72 - $ 4.42	1,797	8.26	$ 4.14	405	$ 4.10
$4.46 - $ 4.90	1,525	6.26	$ 4.68	883	$ 4.59
$4.93 - $ 6.48	1,617	6.50	$ 5.63	1,080	$ 5.78
$6.66 - $ 8.63	1,213	5.71	$ 7.75	987	$ 7.80
$8.75 - $11.17	1,182	4.51	$ 9.72	1,175	$ 9.71
$11.20 - $20.08	1,191	3.31	$15.69	1,167	$15.74
$21.04 - $28.35	346	2.46	$24.90	346	$24.90
$29.44 - $29.44	5	2.50	$29.44	5	$29.44
$0.44 - $29.44	11,549	5.60	$ 6.86	7,986	$ 7.88

	Year Ended December 31, 2006	Year Ended December 31, 2007
Weighted average grant date fair value of options granted	$ 3.02	$ 2.75
Total intrinsic value of options exercised	$ 586,824	$1,531,428
Total cash received from employees as a result of employee stock option exercises and employee stock plan purchases	$2,743,653	$1,236,555

We settle stock option exercises with newly issued common shares. We do not have any equity instruments outstanding other than the options described above as of December 31, 2007.

Total unrecognized compensation expense from stock options was $8.3 million including estimated forfeitures, which is expected to be recognized over a weighted-average period of 1.31 years.

9. Shareholders' Equity:

Authorized Capital Shares:

Our authorized capital shares consist of 250.0 million shares of common stock and 7.0 million shares of preferred stock. Of the preferred stock, 450,000 shares have been designated as Series A Junior Participating Preferred Stock. All of our capital shares have no par value.

Share Purchase Rights Plan:

We have a Share Purchase Rights Plan, adopted in May 1999 and subsequently amended, in which preferred stock rights were distributed as a rights dividend at a rate of one right for each share of common stock held as of the close of business on May 27, 1999. Preferred stock rights will also be issued with any new issuance of common shares. Each right entitles the registered holder under certain circumstances to purchase from us one three-hundredth (one-third of one one-hundredth) of a share of Series A Junior Participating Preferred Stock. Until the occurrence of certain events the preferred stock rights will be transferable with and only with our common stock. The effect will be to discourage acquisitions of more than 15 percent of our common stock without negotiations with our Board of Directors. The rights expire May 3, 2009.

10. Net Income (Loss) Per Share:

A reconciliation of the numerator and the denominator of basic and diluted net loss per share are as follows (in thousands except for per share data):

	Year ended December 31,		
	2005	2006	2007
Numerator—basic			
Net loss	$ (26,624)	$ (20,777)	$ (48,957)
Denominator—basic			
Weighted average common stock outstanding	101,369	103,355	104,134
Basic net loss per share	$ (0.26)	$ (0.20)	$ (0.47)
Denominator—diluted			
Weighted average common stock outstanding	101,369	103,355	104,134
Dilutive potential of common stock equivalents:			
Options	—	—	—
	101,369	103,355	104,134
Diluted net loss per share	$ (0.26)	$ (0.20)	$ (0.47)

Stock options to purchase 11.7 million, 12.1 million, and 11.5 million shares of common stock with weighted average prices of $7.33, $6.68 and $6.86, respectively, were outstanding at December 31, 2005, 2006 and 2007 but were not included in the computation of diluted net loss per share because we incurred net losses in these years.

11. Other Operating Expenses:

Other operating expenses comprised (in thousands):

	Year Ended December 31,		
	2005	2006	2007
Expenses related to financial restatement	$ —	$—	$11,970
In-process research and development	1,695	—	—
Atmel Settlement	1,250	—	—
Impairment of goodwill, intangible assets and property, plant and equipment	—	—	18,961
	$2,945	$—	$30,931

Restatement Expenses. In 2007 we announced a voluntary independent review of our historical stock option granting practices. In connection with the investigation and resulting restatement, we incurred approximately $12.0 million in expenses during the year ended December 31, 2007, which included legal, tax, accounting, and other professional services. We further expect there will be other material expenses including legal, tax, and other professional services expenses in the first quarter of 2008 as a result of this review.

Impairment of Goodwill. During 2007, the market price of our common stock declined to the point where our net assets exceeded out total market capitalization and concluded that the carrying amount of our goodwill exceeded its implied fair value. Accordingly, we recorded an $18.0 million impairment charge during fourth quarter of 2007. In addition, we reviewed the carrying value of our long-lived assets and determined that the estimated future cash flows were insufficient to recover the carrying value of certain long-lived assets. As a result, we recorded impairment charges of $585,000 to property, plant and equipment and $384,000 to intangible assets in order to write these assets down to their estimated fair market value.

In-process research and development. In 2005, we acquired Actrans Systems Inc and Emosyn. A portion of the purchase price of these acquisitions was allocated to in-process research and development and immediately expensed.

Atmel Settlement. In 2005, we paid Atmel $1.25 million in settlement for the '903 patent lawsuit.

12. Impairment of Equity Investments:

During the fourth quarter of 2005, we wrote down our investment in Advanced Chip Engineering Technology, or ACET, as they intended on issuing an additional round of equity financing at a lower per share price than our existing carrying value. We could not conclude that the price of ACET stock would rise in the foreseeable future and consequently, we recorded an impairment charge of $605,000.

In the first quarter of 2006, we determined our investment in Nanotech Corporation, or Nanotech, a privately held Cayman Island company, had become impaired as Nanotech defaulted on loan payments to certain of its business partners and was in the process of discontinuing operations. We could not conclude that the value of our investment would be recovered. Consequently, we wrote off our investment of $3.3 million along with a loan of $225,000.

In the first quarter of 2006, we determined that our investment in Nanotech, Inc. had become impaired as Nanotech defaulted on its loan payments to certain of its business partners and began preparations to liquidate itself. As a result, we wrote our $3.3 million investment down to zero as well as an outstanding loan of $225,000.

After discussions with management of Grace Semiconductor Manufacturing Corporation ("GSMC") during the fourth quarter of 2006, we undertook a review of the carrying value of this investment in order to determine whether it had suffered an other-than-temporary decline in value. As part of the review we considered the historical performance of the business, expectations of future operating results and other factors relevant to determining the estimated fair value of our equity holdings. Based on this review, we recorded an impairment charge of approximately $40.6 million to write-down the investment to its estimated fair value as of December 31, 2006. Further discussions were held with GSMC management during the third quarter of 2007 which required us to perform a review of the investment in order to determine whether it had suffered an additional impairment. Based on changes in GSMC's operating plans and the impact on future expectations for the business, we determined that the investment had suffered a further decline in value, and accordingly recorded an additional impairment charge of $19.4 million in the third quarter of 2007. This charge was recorded in order to write-down the carrying value of the investment to its estimated fair value as of September 30, 2007. There were no triggering events noted during the fourth quarter of 2007 that required an additional impairment review.

During 2007, we noted that our investee, EoNex, had suffered significant declines in net revenue in the prior fiscal years and its unrelated revenue during fiscal 2007. In the second quarter of 2007, EoNex exhausted its on-hand cash and relied on short-term borrowings to sustain operations while additional liquidity sources were being pursued. In the fourth quarter of 2007, we noted that EoNex had failed to secure additional financing and thus we concluded that our investment in EoNex was impaired. Given the lack of funds and no immediate source for additional financing we wrote off the investment in the fourth quarter of 2007 and recorded an impairment charge for 100% of our $3.0 million carrying value of EoNex.

13. Comprehensive Loss:

The components of accumulated other comprehensive income are as follows (in thousands):

	Balances as of December 31,		
	2005	2006	2007
Components of accumulated other comprehensive income			
Net unrealized gains on investments, net of tax	$31,774	$31,166	$31,272
Cumulative translation adjustment	6	115	(33)
	$31,780	$31,281	$31,239

14. Income Taxes:

The provision for income taxes reflected in the Statements of Operations for the years ended December 31, 2005, 2006 and 2007 are as follows (in thousands):

	Year ended December 31,		
	2005	2006	2007
Income (loss) before income taxes:			
U.S.	$ 12,327	$ 22,054	$(43,174)
Foreign	(35,036)	(32,438)	5,490
	$(22,709)	$(10,384)	$(37,684)

	Year ended December 31,		
	2005	2005	2007
Current:			
Federal	$ 6	$3,858	$ 99
State	7	83	12
Foreign	2,024	2,829	4,126
	$2,037	$6,770	$4,237
Deferred:			
Federal	412	424	—
State	—	—	—
	412	424	—
	$2,449	$7,194	$4,237

The reconciliation of the federal statutory income tax rate to our effective income tax rate is as follows (in percent):

	Year ended December 31,		
	2005	2006	2007
United States statutory rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal benefit	0.3	1.1	0.0
Foreign taxes, net	49.9	135.4	13.4
Research and development credit	(10.8)	(15.0)	(3.2)
Tax exempt interest	(0.8)	(1.9)	(0.1)
Change in estimated tax contingency	3.3	20.9	6.2
Change in valuation allowance	2.9	(72.5)	26.8
SFAS No. 123(R) Expense	—	22.2	3.8
Other	1.0	14.1	(.6)
	10.8%	69.3%	11.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2006	2007
Allowance for excess and obsolete inventory	$ 196	$ 369
Allowance for sales returns	89	38
Allowance for doubtful accounts	1	1
Stock option expenses	6,355	6,801
Other	1,805	1,853
Unrealized losses on investments	222	8,814
Capitalized research and development	932	762
Net operating loss carry-forwards	7,032	6,724
Depreciation	2,079	934
Tax credits	15,493	9,516
Employment tax accrual	823	576
Total deferred tax asset	35,027	36,388
Valuation allowance	(34,670)	(36,177)
Acquired intangibles	(357)	(211)
	$ —	$ —

The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109 "*Accounting for Income Taxes*" provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur. Based upon the weight of available evidence, which includes its historical operating performance, reported cumulative net losses since inception and difficulty in accurately forecasting its results, we provided a full valuation allowance against its net deferred tax assets. We reassess the need for its valuation allowance on a quarterly basis.

The net valuation allowance increased by approximately $1.5 million, and $15.2 million and $22.7 million, during the years ended December 31, 2007, 2006 and 2005 respectively.

As of December 31, 2007, we had federal, state and foreign net operating loss carry forwards of approximately $9 million, $17 million and $11 million, respectively. We also had federal and state research and development credit carryforwards of approximately $5.1 million and $10.7 million, respectively. The federal research and development credit carryforward amount includes $2.9 million related to stock options that when utilized the benefit will be credited to APIC. The federal net operating loss and credit carry forwards will expire at various dates beginning in 2020 through 2027, if not utilized. The state net operating loss carry forwards will expire at various dates beginning in 2011 through 2014, if not utilized. The state research and development credit carry forwards do not have an expiration date. The foreign NOL's will begin to expire in 2008.

Utilization of the net operating loss carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Effective January 1, 2007, we adopted Financial Accounting Standards Interpretation, or FIN, No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, *Accounting for Income Taxes* or SFAS No. 109. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN No. 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date.

We adopted the provisions of FIN No. 48, on January 1, 2007. The cumulative effect of adopting FIN No. 48 was a $3.2 million increase to the opening balance of accumulated deficit. Upon adoption, the total amount of gross unrecognized tax benefits was $22.4 million. Included in the balance were approximately $9.4 million of unrecognized tax benefits that, if recognized, would affect the effective tax rate. We are currently under audit by the Internal Revenue Service. It is possible that the amount of the liability for unrecognized tax benefits, including the unrecognized tax benefits related to the audits referenced above, may change within the next 12 months. Based on the status of the case, we expect to reduce our unrecognized tax benefits by approximately $5.0 million within the next twelve months.

At December 31, 2007, we had approximately $25.0 million in total unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007 (at adoption)	$22,431
Additions based on tax positions related to the current year	3,210
Reductions based on tax positions related to prior years	(648)
Settlements	—
Balance at December 31, 2007	$24,994

At December 31, 2007, the total unrecognized tax benefits of $25.0 million including approximately $13.0 million of unrecognized tax benefits that have been netted against the related deferred tax assets and $5.8 million was netted against an income tax receivable. The remaining $6.2 million is recorded within long-term tax liabilities, net on our consolidated balance sheet as of December 31, 2007.

The total unrecognized tax benefits of $25.0 million at December 31, 2007 included $12.0 million that, if recognized, would reduce the effective income tax rate in future periods.

We recognize interest and/or penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The amount of interest and penalties accrued upon the adoption of FIN No. 48 and at December 31, 2007 was immaterial.

We file income tax returns in the United States on a federal basis, in California and various foreign jurisdictions. The tax years 1995 to 2007 remain open to examination in the United States and California which are the major taxing jurisdictions in which we are subject to tax.

15. Segment and Geographic Reporting:

One of our key objectives is the further development of our non-memory business. Our objective is to transform SST from a pure play in flash memory to become a multi-product line semiconductor company and a leading licensor of embedded flash technology. As a consequence, the operating results that our chief operating decision maker reviews to make decisions about resource allocations and to assess performance have changed.

Our Memory Product segment, which is comprised of NOR flash memory products, includes the Multi-Purpose Flash or MPF family, the Multi-Purpose Flash Plus or MPF+ family, the Concurrent SuperFlash or CSF family, the Firmware Hub or FWH family, the Serial Flash family, the ComboMemory family, the Many-Time Programmable or MTP family, and the Small Sector Flash or SSF family.

Our Non-Memory Products segment is comprised of all other semiconductor products including flash microcontrollers, smartcard ICs and modules, radio frequency ICs and modules, NAND controllers and NAND-controller based modules.

Technology Licensing includes both license fees and royalties generated from the licensing of our SuperFlash technology to semiconductor manufacturers for use in embedded flash applications.

We do not allocate operating expenses, interest and other income/expense, interest expense, impairment of equity investments or provision for or benefit from income taxes to any of these segments for internal reporting purposes, as we do not believe that allocating these expenses are beneficial in evaluating segment performance. Additionally, we do not allocate assets to segments for internal reporting purposes as we do not manage our segments by such metrics.

The following table shows our product revenues and gross profit for each segment (in thousands):

	Year Ended					
	December 31, 2005		December 31, 2006		December 31, 2007	
	Revenues	Gross Profit	Revenues	Gross Profit	Revenues	Gross Profit
Memory	$331,691	$26,277	$350,156	$ 64,156	$333,451	$ 72,802
Non-Memory	62,405	15,402	65,285	17,642	38,465	7,782
Technology Licensing	36,803	36,803	37,068	37,068	39,832	39,832
	$430,899	$78,482	$452,509	$118,866	$411,748	$120,416

Foreign revenue is based on the country to which the product is shipped by us or our logistics center. Our net revenues are all denominated in U.S. dollars and are summarized as follows (in thousands):

	Year ended December 31,		
	2005	2006	2007
United States	$ 21,261	$ 24,173	$ 23,349
Europe	32,008	32,381	26,802
Japan	26,455	40,752	40,303
Korea	32,702	30,734	37,487
Taiwan	74,753	97,552	112,930
China (including Hong Kong)	208,658	193,674	138,761
Other Asian Countries	35,062	33,243	32,116
	$430,899	$452,509	$411,748

The locations and net book value of our property and equipment as follows (in thousands):

	December 31,	
	2006	2007
United States	$13,777	$11,398
China	2,525	2,365
Taiwan	2,814	4,232
Other	397	252
	$19,513	$18,247

16. Equity Investments and Related Party Reporting:

Equity investments comprise (in thousands):

	December 31, 2007	
	Equity Investments at Cost	Available for Sale Investments at Fair Market Value
Advanced Chip Engineering Technology Inc.	$20,756	$ —
Apacer Technology, Inc.	4,357	—
Grace Semiconductor Mfg. Corporation	23,150	—
Insyde Software Corporation(1)	1,238	2,277
King Yuan Electronics Company, Limited	—	2,253
Powertech Technology, Incorporated	—	25,752
Professional Computer Technology Limited	705	5,878
Silicon Technology Co., Ltd	939	—
Aptos Technology Inc.	2,349	—
Others	1,057	—
	$54,551	$36,160

	December 31, 2006	
	Equity Investments at Cost	Available for Sale Investments at Fair Market Value
Advanced Chip Engineering Technology Inc.	$15,090	$ —
Apacer Technology, Inc.	4,357	—
Grace Semiconductor Mfg. Corporation	42,550	—
Insyde Software Corporation(1)	448	538
King Yuan Electronics Company, Limited	—	3,519
EoNex	3,000	—
Powertech Technology, Incorporated	—	26,311
Professional Computer Technology Limited(2)	768	7,295
Silicon Technology Co., Ltd.	939	—
Other	856	—
	$68,008	$37,663

(1) Includes $133,000 and $910,000 in convertible bonds for 2006 and 2007, respectively.
(2) Includes $1.7 million in convertible bonds for 2006.

The following table is a summary of our related party revenues and purchases (in thousands):

	Revenues		
	For the years ended December 31,		
	2005	2006	2007
Silicon Technology Co., Ltd.	$ 3,711	$ 1,279	$ 280
Apacer Technology, Inc. & related entities	2,180	3,087	2,879
Silicon Professional Technology Ltd.	230,706	245,332	223,490
Grace Semiconductor Manufacturing Corp.	1,577	1,480	176
	$238,174	$251,178	$226,825

	Purchases		
	For the years ended December 31,		
	2005	2006	2007
Grace Semiconductor Manufacturing Corp.	$45,373	$ 69,153	$ 72,110
King Yuan Electronics Company, Limited	34,882	30,550	24,680
Advanced Chip Engineering Technology Inc.	—	84	108
Powertech Technology, Incorporated	15,111	16,159	20,145
	$95,366	$115,946	$117,043

The following table is a summary of our related party accounts receivable and accounts payable and accruals (in thousands):

	December 31, 2006		December 31, 2007	
	Trade Accounts Receivable	Accounts Payable and Accruals	Trade Accounts Receivable	Accounts Payable and Accruals
Silicon Technology Co., Ltd.	$ 136	$ —	$ —	$ —
Advanced Chip Engineering Technology Inc.	—	84	—	11
Apacer Technology, Inc. & related entities	570	—	51	—
Professional Computer Technology Limited	—	59	—	—
Silicon Professional Technology Ltd.	44,750	686	36,789	624
Grace Semiconductor Manufacturing Corp.	105	17,955	172	8,490
King Yuan Electronics Company, Limited	—	10,421	—	5,509
Powertech Technology, Incorporated	—	7,305	—	3,861
	$45,561	$36,510	$37,012	$18,495

In 1996, we acquired a 14% interest in Silicon Technology Co., Ltd., or Silicon Technology, a privately held Japanese company, for $939,000 in cash. We acquired the interest in Silicon Technology in order to provide a presence for our products in Japan. We now have our own office in Japan, although Silicon Technology continues to sell our products. We are not obligated to provide Silicon Technology with any additional financing. At December 31, 2007, our investment, which is carried at cost, represented 8.7% of the outstanding equity of Silicon Technology.

In 2000, we acquired a 10% interest in Apacer Technology Inc, or Apacer, for $9.9 million in cash. Apacer, a privately held Taiwanese company and a related entity of Acer, is a memory module manufacturer and customer. Bing Yeh, our President, CEO and Chairman of our Board of Directors, is also a member of Apacer's board of directors. In 2001, we invested an additional $2.1 million in Apacer. In August 2002, we made an additional investment of $181,000. The investment was written down to $4.4 million during 2002. At December 31, 2007, our investment, which is carried at cost, represented 9.3% of the outstanding equity of Apacer. We are not obligated to provide Apacer with any additional financing.

In 2000, we acquired a 15% interest in Professional Computer Technology Limited, or PCT, a Taiwanese company, for $1.5 million in cash. Bing Yeh, our President, CEO and Chairman of our Board of Directors, is also a member of PCT's board of directors. PCT is one of our stocking representatives. In May 2002, we made an additional investment of $179,000 in PCT. During 2003, PCT completed an initial public offering on the Taiwan Stock Exchange and we sold a portion of our holdings. Under Taiwan security regulations, due to Mr. Yeh's position as a member of PCT's board of directors, a certain number of shares must be held in a central custody and are restricted from sale for a period of time. The shares available for sale within one year are carried at the quoted market price and included in long-term available-for-sale investments in the balance sheet as of December 31, 2007. Shares required to be held in custody for greater than a one year period are carried at cost and included in equity investments. In 2007, we sold $1.7 million in PCT European convertible bonds we had held since February 2004 for a gain of $142,000. As of December 31, 2007, the value of the stock investment recorded as long-term available-for-sale is $5.9 million and the restricted portion of the investment carried at cost is recorded at $705,000. At December 31, 2007 our investment represented 9.7% of PCT's outstanding equity.

PCT and its subsidiary, Silicon Professional Alliance Corporation, or SPAC, earn commissions for point-of-sales transactions to its customers. Commissions to PCT and SPAC are paid at the same rate as all of our other stocking representatives in Asia. In 2006 and 2007 we incurred sales commissions of $364,000 and $1.5 million, respectively, to PCT and SPAC. Shipments, by us or our logistics center, to PCT and SPAC for reshipment accounted for 38.9%, 42.6% and 46.2% of our product shipments in 2005, 2006 and 2007. In addition, PCT and SPAC solicited sales for 2.0%, 2.0% and 1.6% of our shipments to end users in 2005, 2006 and 2007, respectively, for which they also earned a commission.

PCT has established a separate company and wholly-owned subsidiary, Silicon Professional Technology, Ltd., or SPT, to provide forecasting, planning, warehousing, delivery, billing, collection and other logistic functions for us in Taiwan. SPT now services substantially all of our end customers based in Taiwan, China and other Southeast Asia countries. Products shipped to SPT are accounted for as our inventory held at our logistics center, and revenue is recognized when the products have been delivered and are considered as a sale to our end customers by SPT. We pay SPT a fee based on a percentage of revenue for each product sold through SPT to our end customers. For 2005, 2006 and 2007, we incurred $3.5 million, $3.7 million and $3.4 million, respectively, of fees related to SPT. The fees paid to SPT covers the cost of warehousing and insuring inventory and accounts receivable, personnel costs required to maintain logistics and information technology functions and the costs to perform billing and collection of accounts receivable. SPT receives extended payment terms and is obligated to pay us whether or not they have collected the accounts receivable.

We do not have any long-term contracts with SPT, PCT or SPAC, and SPT, PCT or SPAC may cease providing services to us at any time. If SPT, PCT or SPAC were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions which would harm our business. We are not obligated to provide SPT, PCT or SPAC with any additional financing.

In 2000, we acquired a 1% interest in King Yuan Electronics Company, Limited, or KYE, a Taiwanese company, which is a production subcontractor, for $4.6 million in cash. The investment was made in KYE in order to strengthen our relationship with KYE. During 2001, KYE completed an initial public offering on the Taiwan Stock Exchange. Accordingly, the investment has been included in long-term available-for-sale investments in the balance sheet as of December 31, 2007. The investment was written down to $1.3 million during 2001 and is valued at $2.3 million as of December 31, 2007 based on the quoted market price. We do not have a long-term contract with KYE to supply us with services. We are not obligated to provide KYE with any additional financing. At December 31, 2007, our investment represented 0.4% of the outstanding equity of KYE.

In 2000, we acquired a 3% interest in Powertech Technology, Incorporated, or PTI, a Taiwanese company, which is a production subcontractor, for $2.5 million in cash. Bing Yeh, our President, CEO and Chairman of our Board of Directors, is also a member of PTI's board of directors. The investment was made in PTI in order to strengthen our relationship with PTI. The shares available for sale within one year are carried at the quoted market price and included in long-term available-for-sale investments in the balance sheet as of December 31, 2006 and 2007. Shares required to be held in custody for greater than a one year period are carried at cost and included in equity investments. In August 2004, we invested $723,000 cash in PTI shares available for sale. During the first quarter of 2006, we sold four million common shares of PTI for a net gain of $12.2 million. Please see Note 16. to our consolidated financial statements. As of December 31, 2007, the value of the remaining investment is recorded as long-term available-for-sale is valued at $25.8 million with no portion of the investment restricted and represents 1.3% of the outstanding equity of PTI. We do not have a long-term contract with PTI to supply us with services. We are not obligated to provide PTI with any additional financing. At December 31, 2007, our investment represented 1.3% of the outstanding equity of PTI.

In 2001 and 2004, we invested an aggregate of $83.2 million in GSMC, a Cayman Islands company. Bing Yeh, our President, CEO and Chairman of our Board of Directors, is also a member of GSMC's board of directors. GSMC has a wholly owned subsidiary, Shanghai Grace Semiconductor Manufacturing Corporation, or Grace, which is a wafer foundry company with operations in Shanghai, China. Grace began to manufacture our products in late 2003. We do not have a long-term contract with Grace to supply us with products. This investment is carried at cost. During the fourth quarter of 2006, we recorded an impairment charge of $40.6 million on our existing investment. The impairment was considered to be "other-than-temporary" in nature, thus the investment value was permanently written down to its fair value. Similarly in the third quarter of 2007, we determined our investment in GSMC had become further impaired and we record an additional impairment charges of $19.4 million. At December 31, 2007, we owned 9.8% of the outstanding stock of GSMC.

In 2002, we acquired a 6% interest in Insyde Software Corporation, or Insyde, a Taiwanese company, for $964,000 in cash. Bing Yeh, our President, CEO and Chairman of our Board of Directors, is also a member of Insyde's board of directors. During 2003, Insyde completed an initial public offering on the Taiwan Stock Exchange. Under Taiwan security regulations, due to Mr. Yeh's position as a member of Insyde's board of directors, a certain number of shares must be held in a central custody and are restricted from sale for a period of time. The shares available for sale within one year are carried at the quoted market price and included in long-term available-for-sale investments in the consolidated balance sheet as of December 31, 2006 and 2007. Shares required to be held in custody for greater than a one year period are carried at cost and included in equity investments. In January 2004, we invested an additional $133,000 cash in Insyde's convertible bonds that we converted to 371,935 shares of Insyde's common stock in April 2007. In June 2007, we invested an additional $910,000 cash in Insyde's convertible bonds.The stock investment was written down $509,000 during 2004. At December 31, 2007, our investment represented 6.1% of Insyde's outstanding equity.

In June 2004, we acquired a 9% interest in ACET, a privately held Taiwanese company for $4.0 million cash. ACET, a related entity of KYE, is a production subcontractor. Chen Tsai, our Senior Vice President of Worldwide Backend Operations, is also a member of ACET's board of directors. During 2005, we recorded a $605,000 impairment charge related to our investment in ACET. ACET raised an additional round of equity financing at a lower per share cost than our current basis. Consequently, we determined that our investment was other than temporarily impaired. Refer to Note 12 of the Consolidated Financial Statements. In September 2006, we invested an additional $15.9 million in ACET that increased our ownership share of ACET's outstanding capital stock from 9.4% to 46.9% and required us to change from the cost method of accounting to the equity method of accounting for this investment. Under the equity method of accounting, we are required to record our interest in ACET's reported net income or loss each reporting period as well as restate the prior period financial results to reflect the equity method of accounting from the date of the initial investment. We record this expense in "pro rata share of loss from equity investments" on our condensed consolidated statement of operations. Under this accounting treatment, we recorded charges of $1.5 million for the year ended December 31, 2005; $3.2 million for the year ended December 31, 2006 and $7.0 million for the year ended December 31, 2007, representing our share of the losses for ACET. We also recorded $689,000 of our share of stock-based compensation for ACET during 2007. In addition, our change in ownership interest resulted in a $1.8 million gain for the year ended December 31, 2007. In the third quarter ended September 30, 2007, we made an additional cash investment, among other investing enterprises, of $10.3 million in ACET's common stock. At December 31, 2007, our investment represented a 38.5% of ACET's outstanding equity. See Note 18 for additional information on our investment in ACET.

In November 2004, we acquired a 30% interest in Nanotech Corporation, or Nanotech, a privately held Cayman Island company, for $3.8 million cash. Nanotech, a development stage company, has a wholly owned subsidiary which is in the process of establishing foundry operations in China. Bing Yeh, our President, CEO and Chairman of our Board of Directors, is also a member of Nanotech's board of directors. Tsuyoshi Taira, a member of our Board of Directors, also invested in this round of financing. During the first quarter of 2006, we determined that our investment in Nanotech, Inc. had become impaired as Nanotech defaulted on its loan payments to certain of its business partners and began preparations to liquidate itself. As a result, we wrote our investment down to zero as well as an outstanding loan for $225,000.

In May 2006, we acquired a 2% interest in EoNex Technologies, Inc., or EoNex, a privately held Korean company, for $3.0 million in cash. During 2007, we noted that our investee, EoNex, had suffered significant declines in net revenue during fiscal 2007. In the second quarter of 2007, EoNex exhausted its on-hand cash and relied on short-term borrowings to sustain operations while additional liquidity sources were being pursued. During the fourth quarter of 2007, we noted that, EoNex had failed to secure additional financing and thus we concluded that our investment in EoNex was impaired. Given the lack of funds and no immediate source for additional financing, we wrote off our investment in the fourth quarter of 2007 and recorded an impairment charge for 100% of our $3.0 million carrying value of EoNex.

In July 2007, we acquired a 7% interest in Aptos Technology Inc., a privately held Taiwanese company, for $2.4 million in cash and we acquired a 18% interest in EnzyTek Technology Inc., a privately held Taiwanese company, for $275,000 in cash. We account for these investments under cost method. We are not obligated to provide Aptos or EnzyTek with any additional financing. At December 31, 2007, our investments in Aptos and EnzyTek represented 6.6% and 17.7%, respectively, of the outstanding equity of these companies.

17. Acquisitions:

Actrans Systems Inc. On April 11, 2005, we acquired substantially all of the outstanding capital stock of Actrans Systems Inc., or Actrans, a privately held fabless semiconductor company incorporated and existing under the laws of the Republic of China that designs flash memory and EEPROM. On May 31, 2005, we acquired the remaining outstanding shares of Actrans. The transaction was accounted for under the purchase method of accounting and the net assets and results of operations of Actrans were included in the consolidated financial statements from the date of the acquisition. We have incorporate Actrans' split-gate NAND flash technology into our portfolio of licensable intellectual property. Actrans engineers have been merged into our memory products development team both in Taiwan and the United States.

The aggregate purchase price was $19.9 million, including $4.9 million of cash, common stock valued at $14.7 million and costs related to the acquisition of $218,000. The fair value of the 4,358,255 shares of our common stock issued to Actrans was determined based on the average closing price of our common stock over a trading period from two days before the close. Below is a summary of the total purchase price (in thousands):

Cash	$ 4,917
Common Stock	14,722
Direct acquisition costs	218
Total purchase price	$19,857

The total purchase price was allocated to the estimated fair value of the assets acquired and liabilities assumed as follows (in thousands):

Fair value of tangible net assets acquired	$ 3,557
Exisiting technology	3,370
In-process research and development	1,520
Non-compete agreements	810
Goodwill	14,449
Customer relationships and backlog	920
Trade accounts payable, accrued expenses and other liabilities	(4,769)
	$19,857

We value the existing technology and in-process research and development, or IPR&D, utilizing a discounted cash flow model which uses forecasts of future revenues and expenses related to the intangible assets. We utilized a discount rate of 16% for existing technology, 35% for in-process research and development and 17% for the non-compete agreements. The existing technology is amortized to cost of revenues over its estimated lives of four to six years. The non-compete agreements are amortized to operating expenses over their contract periods of two to four years. As of December 31, 2005, existing technology and non-compete agreements are all included in intangible assets.

In-process research and development of $1.5 million was expensed and included in other operating expenses as of the date of the acquisition in 2005.

Emosyn LLC. On September 10, 2004, we consummated the acquisition of an 83.6% ownership of privately held Emosyn LLC, or Emosyn, for an aggregate cash purchase price of approximately $16.0 million including costs related to the acquisition. Emosyn is a fabless semiconductor manufacturer specializing in the design and marketing of smartcard ICs for subscriber identification module, or SIM, card applications. We believe that the acquisition will help Emosyn leverage our foundry relationships and manufacturing operation infrastructure in order to meet the rising demand for Emosyn's smartcard products. The acquisition also provides us the opportunity to establish SuperFlash technology as the technology-of-choice in the strategically important smartcard products. The acquisition was accounted for under the purchase method of accounting, and accordingly, the net assets and results of operations of the acquired business were included in the consolidated financial statements from the date of acquisition.

The total purchase price was allocated to the estimated fair value of the assets acquired and liabilities assumed as follows (in thousands):

Fair value of tangible net assets acquired	$ 9,252
Existing technology	6,029
In-process research and development	1,988
Trade name	1,093
Customer relationships	549
Backlog	712
Trade accounts payable, accrued expenses and other liabilities	(3,621)
	$16,002

We valued the existing technology and IPR&D utilizing a discounted cash flow model that uses forecasts of future revenues and expenses related to the intangible asset. We utilized a discount rate of 30% for existing technology, trade name and customer relationships, 50% for in-process research and development and 18% for backlog, respectively. The existing technology is amortized to cost of revenues over their estimated lives of five years. The trade name, customer relationships and backlog are amortized to operating expense over their estimated lives of one to five years. As of December 31, 2005, existing technology, trade name, customer relationships and backlog are all included in intangible assets.

In-process research and development of $2.0 million was expensed and included in other operating expenses as of the date of the acquisition.

On April 15, 2005, we acquired the remaining 16.4% outstanding minority interest held in Emosyn for cash of $3.1 million. The transaction was accounted for as a purchase in the second quarter of 2005. The total purchase price was allocated to the estimated fair value of the assets acquired and liabilities assumed as follows (in thousands):

Fair value of tangible net assets acquired	$2,122
Existing technology	578
In-process research and development	190
Trade name	105
Customer relationships	.53
Backlog	68
Total purchase price	$3,116

In-process research and development acquired of $190,000 was expensed and included in other operating expenses as of the date of the acquisition of the minority interest in 2005.

18. Investments in Equity-method Affiliate:

In September 2006, we invested an additional $15.9 million in our affiliate ACET, that increased our ownership share of ACET's outstanding capital stock from 9.4% to 46.9% and required us to change from the cost method of accounting to the equity method of accounting for this investment. Under the equity method of accounting, we are required to record our interest in ACET's reported net income or loss each reporting period as well as adjust the prior period financial results to reflect the equity method of accounting from the date of the initial investment. As of December 31, 2007, the carrying value of our investment in ACET was $20.8 million. The difference between our carrying value and our percentage of ACET's net assets is $2.0 million, a majority of which relates to intangibles recorded as part of the September 2006 investment, which is being amortized to the income statement in "pro rata share of loss in equity investments" over the estimated useful life of the intangible assets. In the third quarter ended September 30, 2007, we made an additional cash investment, among other investing enterprises, of $10.3 million in ACET's common stock. Our total investment represents 38.5% of the outstanding equity of ACET at December 31, 2007.

ACET prepares their financial statements in accordance with Generally Accepted Accounting Principals in the Republic of China (ROC). Condensed financial data for ACET for the years ended December 31, 2007, 2006 and 2005 prepared in accordance with U.S. GAAP is summarized below (in thousands).

Financial data for 2007	
Current assets	$29,453
Other assets	48,656
Total Assets	$78,109
Current liabilities	$22,024
Other liabilities	5,710
Shareholders' equity	50,375
Total liabilities and shareholders' equity	$78,109
Net revenues	$ 1,877
Gross loss	$ 8,580
Operating loss	$14,505
Net loss	$13,891
Financial data for 2006	
Current assets	$17,984
Other assets	24,837
Total Assets	$42,821
Current liabilities	$ 5,841
Other liabilities	8,599
Shareholders' equity	28,381
Total liabilities and shareholders' equity	$42,821
Net revenues	$ 539
Gross loss	$ 7,134
Operating loss	$11,209
Net loss	$10,871
Financial data for 2005	
Current assets	$ 8,869
Other assets	25,740
Total Assets	$34,609
Current liabilities	$ 4,750
Other liabilities	9,027
Shareholders' equity	20,832
Total liabilities and shareholders' equity	$34,609
Net revenues	$ 208
Gross loss	$ 7,890
Operating loss	$10,693
Net loss	$11,140

19. Employee Benefit Plans:

Profit Sharing Plan:

We have a Profit Sharing Plan under which employees may collectively earn up to 10% of our operating profit, provided that both: (1) net earnings before interest income (expense) and income tax expense (benefit) and (2) operating profit are greater than 5% of sales. For purposes of the Profit Sharing Plan, "operating profit" is defined as net revenues less cost of revenues and less operating expenses, adding back expense from equity-based compensation plans. The sum paid to any particular employee as profit sharing is a function of the employee's length of service, performance and salary. We plan to pay profit sharing sums, when available, to employees twice a year. Profit sharing expenses of zero, $1.1 million, and $458,000 were recorded in 2005, 2006, and 2007 respectively.

401(k) Plan:

We have adopted the SST 401(k) Tax Sheltered Savings Plan and Trust, or the 401(k) Plan, as amended, which is intended to qualify under Section 401 of the Internal Revenue Code of 1986. The 401(k) Plan covers essentially all of our U.S. employees. Each eligible employee may elect to contribute to the 401(k) Plan, through payroll deductions, up to 15% of their compensation, subject to certain limitations. At our discretion, we may make additional contributions on behalf of employees. Employer contributions vest over four years. All employee contributions are 100% vested. During 2005, 2006, and 2007 we matched employees' contributions for a total of $493,000, $970,000 and $964,000 respectively.

20. Subsequent Events:

On February 6, 2008, we announced that our Board of Directors authorized management to repurchase up to $30 million of our common stock at any time commencing February 11, 2008. We expect to use cash on hand to fund the repurchases. The program does not obligate us to acquire shares at any particular price per share and may be suspended at any time at our discretion. As of March 17, 2008, we have purchased 2.2 million shares for an aggregated cost of $6.2 million.

On February 11, 2008, we announced our intention to conduct a tender offer to holders of certain stock options to allow them to cure the consequences of tax provisions associated with IRS section 409A and California Section 409A, adjusting the exercise price of the stock option. Holders will generally be eligible to participate in the tender offer if (a) any portion of the discounted options vested or may vest after December 31, 2004, (b) discounted options remain outstanding and unexercised throughout the duration of the tender offer, (c) the holder remains an SST employee throughout the duration of the tender offer, and (d) the holder may be subject to taxation in the U.S. in respect of that discounted option.

SILICON STORAGE TECHNOLOGY, INC.
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Write-off of Accounts/ Other	Balance at End of Period
Year ended December 31, 2005				
Allowance for doubtful accounts	$ 1,189	$ (424)	$ (7)	$ 758
Allowance for sales returns	$ 2,009	$ 2,051	$ (2,483)	$ 1,577
Allowance for excess and obsolete inventories and adverse purchase commitments	$40,482	$36,495	$(25,225)	$51,752
Valuation allowance on deferred tax assets	$27,191	$12,327	$ —	$39,518
Year ended December 31, 2006				
Allowance for doubtful accounts	$ 758	$ (708)	$ 62	$ 112
Allowance for sales returns	$ 1,577	$ 579	$ (698)	$ 1,458
Allowance for excess and obsolete inventories and adverse purchase commitments	$51,752	$15,995	$(39,901)	$27,846
Valuation allowance on deferred tax assets	$39,518	$ —	$ (3,467)	$36,051
Year ended December 31, 2007				
Allowance for doubtful accounts	$ 112	$ (92)	$ —	$ 20
Allowance for sales returns	$ 1,458	$ (653)	$ 195	$ 1,000
Allowance for excess and obsolete inventories and adverse purchase commitments	$27,846	$ 8,473	$(16,508)	$19,811
Valuation allowance on deferred tax assets	$36,051	$ 2,619	$ —	$38,670



hipping 2 million units a day and growing, we are a leading supplier of flash emory and other products for high-volume applications in the digital consumer, etworking, wireless communications and Internet computing markets.

Officers

Bing Yeh:	*Chairman, President and CEO*
Yaw Wen Hu:	*Executive Vice President and COO*
Derek Best:	*Sr. VP, Sales and Marketing*
Michael Briner:	*Sr. VP, NAND and Smartcard Modules Business Unit*
Paul Lui:	*Sr. VP, Memory and Special Products Business Unit; and President, SST China Ltd.*
Chen Tsai:	*Sr. VP, Worldwide Backend Operations; and President, SST Taiwan*
James Boyd:	*Chief Financial Officer and Sr. VP, Finance*

Board of Directors

Bing Yeh:	*Chairman, President and CEO, Silicon Storage Technology, Inc.*
Yaw Wen Hu:	*Executive Vice President and COO, Silicon Storage Technology, Inc.*
Tsuyoshi Taira:	*Member of the Audit Committee Member of the Compensation Committee Member of the Nominating and Corporate Governance Committee*
Yasushi Chikagami:	*Member of the Compensation Committee Member of the Nominating and Corporate Governance Committee*
Ronald Chwang, Ph.D.:	*Member of the Audit Committee Member of the Compensation Committee Chairman of the Nominating and Corporate Governance Committee*
Terry Nickerson:	*Chairman of the Audit Committee Member of the Compensation Committee Member of the Nominating and Corporate Governance Committee*
Edward Y.W. Yang:	*Chairman of the Compensation Committee*

Annual Meeting

The annual meeting of shareholders will be held at:

Silicon Storage Technology, Inc.
1020 Kifer Rd., Sunnyvale, CA 94086
Time: 3:00 p.m., June 27, 2008

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038

Independent Accountants

PricewaterhouseCoopers L.L.P.
Ten Almaden Blvd., Suite 1600
San Jose, CA 95113

Corporate Counsel

Cooley Godward L.L.P.
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

Stock Listing

Silicon Storage Technology, Inc. common stock is traded on the NASDAQ National Market under the symbol SSTI.

Headquartered in Sunnyvale, California, SST designs, manufactures and markets a diversified range of memory and non-memory products for high volume applications in the digital consumer, networking, wireless communications and Internet computing markets. Leveraging its proprietary, patented SuperFlash technology, SST is a leading provider of nonvolatile memory solutions with product families that include various densities of high functionality flash memory components and flash mass storage products. The Company also offers its SuperFlash technology for embedded applications through its broad network of world-class manufacturing partners and technology licensees, including TSMC, which offers SuperFlash under its trademark Emb-FLASH. SST's non-memory products include NAND controller-based products, smart card ICs and modules, flash microcontrollers and radio frequency ICs and modules. Further information on SST can be found on the company's Web site at http://www.sst.com.

Silicon Storage Technology, Inc.
1171 Sonora Court
Sunnyvale, CA 94086
Tel: (408) 735-9110
Fax (408) 735-9036

www.sst.com
www.superflash.com





END